Form 10-K, Exhibit 13
period 1998-01-31
NEOMAGIC CORP
filed 1998-04-22
CIK 1030485

FISCAL 1998 ANNUAL REPORT




                                        [NeoMagic logo]

DIFFERENTIATION THROUGH INTEGRATION

NeoMagic Corporation is the pioneer of embedded semiconductor memory technology and the world's first producer of a 128-bit single-chip multimedia accelerator for notebook computers. As the first company to design and deliver integrated DRAM, complex logic, and analog circuits in a single chip, NeoMagic enables notebook manufacturers to offer portable PCs that achieve high-performance multimedia display capabilities in compact, lightweight mobile designs with increased battery life.

Less than three years after introducing its first product, NeoMagic's customer list has grown to include virtually every major producer of PC-compatible notebook computers worldwide. Based in Santa Clara, California, NeoMagic maintains sales offices in Santa Clara, California; Austin, Texas; Japan and Taiwan. NeoMagic's common stock trades on the Nasdaq stock market under the symbol NMGC.

FINANCIAL HIGHLIGHTS

                                                          1996           1997           1998
                                                          ----           ----           ----
       NET SALES (Millions)                                 .2           40.8           124.7
       NET INCOME PER SHARE (LOSS) (Dollars)                NA            .07             .82
       NET INCOME (LOSS) (Millions)                       (6.9)          (1.2)           20.8
       TOTAL ASSETS (Millions)                             8.7           27.5           107.6

LETTER TO OUR STOCKHOLDERS



NeoMagic's fiscal year ended January 1998 (fiscal 1998) was a year of exceptional growth and notable success. We experienced continued improvements in revenues, gross margins, operating margins, and net profitability in each quarter of the fiscal year. We extended our product offering, expanded our market share, added major new customers, and strengthened the foundations of our company to allow us to build for the future.

FINANCIAL PERFORMANCE

We completed an initial public offering of common stock in the first quarter of our year, raising approximately $38 million to strengthen our financial position. Our revenues in fiscal 1998 grew by 206% compared to the prior fiscal year, and we finished the year with $124.7 million in sales compared to $40.8 million for the fiscal year ended January 1997. Fiscal 1998 was our first full year of profitability. Net income for the year was $20.8 million, or $0.82 per diluted share, compared to a net loss of $1.2 million, or a loss of $0.07 per diluted share for the prior year. We are particularly pleased that we were able to improve the level of profits during each quarter of a year of dramatic expansion in revenues. In November of 1997, the Fabless Semiconductor Association awarded NeoMagic the title of Best Financially Managed Public Fabless Semiconductor Company.

BUSINESS REVIEW

NeoMagic entered the year with a strong product offering in the first three members of our MagicGraph128 family of single-chip multimedia accelerators. In our second quarter we introduced the fourth member of this award-winning family, the MagicGraph128XD. The success of this product contributed significantly to our market share gains over the second half of the year, as it took a leading position in the new generation of notebook computers introduced in the fall.

During the fourth quarter we introduced the MagicGraph128ZV+, a new product targeted at the value-priced end of the notebook market. When value pricing was combined with the high performance, small size, and low power consumption of the MagicGraph family, this product quickly became a hit in the smallest ultra-portable notebook market. With this product NeoMagic now spans the market requirements from market-leading performance to highly economical solutions.

These new products helped attract major new customers to NeoMagic. During the course of the fiscal year we added such prestigious names as Gateway2000, IBM, Micron, Panasonic, Siemens, and Sony to our list of customers. They joined a client list which already included such notable computer makers as Acer, Compaq, Dell, Fujitsu, Hewlett-Packard, Hitachi, Mitsubishi, NEC, and Sharp. At the end of our fourth quarter, Toshiba introduced its Libretto 100CT mini-notebook in Europe using our MagicGraph128XD, marking the first appearance of a NeoMagic product in a Toshiba machine. With this introduction, NeoMagic now counts all of the major notebook PC makers among our customers.

It has been our experience that in many cases a new customer will implement a single project as a trial of our technology, our product, and indeed our company. We work closely to help our customer complete the development of their machine, and then to meet their quality and production requirements. They learn the many benefits of our technology, and also observe first-hand the capabilities and dedication of our team. If our first project with a customer is successful, we often find expanded opportunities for our products within other segments of the customer's product line. Although we now count all major notebook PC makers as customers, we have not yet achieved the maximum potential for our market share. While some companies, most notably our earlier customers, now use NeoMagic accelerators in many or all of their notebook computers, at other companies there are customer models that still do not include a NeoMagic accelerator. Continued high levels of innovation, brisk execution, and dedicated support are still required for us to address the additional opportunities within our existing customers.

"NEOMAGIC NOW SPANS THE MARKET REQUIREMENTS FROM MARKET-LEADING PERFORMANCE TO HIGHLY ECONOMICAL SOLUTIONS"

OUR VISION LOOKING FORWARD

When we formed NeoMagic a few short years ago, it was our vision to provide semiconductor solutions which would bring the performance and features of multimedia computing to the mobile computer market, without compromising size, weight, or battery life of the notebook PC. We described our mission as one of "mobilizing multimedia," and addressed the conflicting requirements of raising performance while reducing power and size with a revolutionary technology which we call MagicWare(TM). We have developed and proven the viability and the value of integrating large amounts of logic, analog functions, and memory onto a single chip. We have led our industry in a new technical direction.

We intend to continue building upon this vision. We will continue to enhance our existing product line with new architectures for higher performance, with new features, and with new manufacturing technologies. We will also begin to expand into new product areas. Our goals in the coming fiscal year are to introduce both a new family of multimedia accelerators to supplement the MagicGraph128 family, and also to introduce the first of our new product lines outside of the notebook multimedia accelerator arena.

We view the trend toward mobility as a long-term opportunity. Whatever form that opportunity may take, we foresee continued growing demand for electronic devices which enhance the productivity, education, and entertainment of an increasingly mobile population worldwide.

For NeoMagic, "mobilizing multimedia" means providing high-performance, small form-factor and long battery life semiconductor solutions for displaying, storing, capturing, or communicating text, graphics, video, and audio information. Our approach is one of providing "differentiation through integration," bringing together diverse technologies to provide value-added solutions which allow our customers' products to stand out in their respective markets. Our journey has just begun.

We welcome our stockholders, employees, vendors, and customers to join us in our journey.


       PICTURE PRAKASH AGARWAL, PRESIDENT AND CHIEF EXECUTIVE OFFICER (STANDING) KAMRAN ELAHIAN, CHAIRMAN (SEATED)

WWW.NEOMAGIC.COM



Computers have progressed from the room-sized, multi-ton mainframe to the five-pound notebook which fits easily into a briefcase. The way we use computers has progressed as well, from a tool for processing numbers and storing data, to a tool for accessing information and communicating ideas. The technology of multimedia is a critical part of this progress.

The NeoMagic story is the story of mobilizing multimedia. This means that we saw the need to add value to portable computing by delivering new technology that offers high-performance multimedia capabilities and increased battery life, in smaller, lighter weight computers. TO MORE FULLY APPRECIATE THIS VALUE, WE INVITE YOU TO STEP OUT OF THE WORLD OF PAPER AND INK, AND TO JOIN US IN OUR WORLD OF IMAGES, SIGHTS, AND SOUNDS.

AT WWW.NEOMAGIC.COM THE WRITTEN WORD IS ONLY THE BEGINNING. Learn about our products. See our customers. Review the latest news. And join us for a "virtual meeting" with our management. Through the technologies of multimedia and the world wide web, you can see, hear, and experience the NeoMagic story for yourself.

If you happen to have a notebook running graphics from a NeoMagic MagicGraph accelerator, your visual experience will be enhanced by downloading the "virtual meeting" and sizing the window to suit your own tastes.

FINANCIAL REPORT

                                                                                                  Page
                                                                                                  ----
Selected Consolidated Financial Data..................................................              6
Quarterly Data........................................................................              7
Management's Discussion and Analysis of Financial Condition and Results of
     Operations.......................................................................              8
Consolidated Statements of Operations.................................................              21
Consolidated Balance Sheets...........................................................              22
Consolidated Statements of Cash Flows.................................................              23
Consolidated Statements of Stockholders' Equity.......................................              24
Notes to Consolidated Financial Statements............................................              25
Report of Ernst & Young LLP, Independent Auditors.....................................              36
Corporate Directory...................................................................      Inside back cover

SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                                          PERIOD FROM
                                                                                                          MAY 26, 1993
                                                                                                          (INCEPTION)
                                                                                                            THROUGH
                                                                                                          JANUARY 31,
YEAR ENDED JANUARY 31,                                  1998         1997         1996         1995          1994
---------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales                                            $   124,654   $  40,792    $      243   $        -   $       -
Cost of sales                                             73,171      28,650           165            -           -
                                                     ----------------------------------------------------------------
Gross margin                                              51,483      12,142            78            -           -
Operating expenses:
    Research and development                              16,091       8,606         4,934        2,423         465
    Sales, general and administrative                     12,290       6,522         1,606          968         308
    Legal costs (1)                                            -      (1,503)          610        1,500           -
                                                     ----------------------------------------------------------------
        Total operating expenses                          28,381      13,625         7,150        4,891          773
Income (loss) from operations                             23,102      (1,483)       (7,072)      (4,891)        (773)
Other income (expense), net:
    Interest income and other                              2,643       1,366           385          194           16
    Interest expense                                      (1,298)     (1,046)         (182)         (94)           -
                                                     ----------------------------------------------------------------
Income (loss) before income taxes                         24,447      (1,163)       (6,869)      (4,791)        (757)
Provision for income taxes                                 3,667           -             -            -            -
                                                     ----------------------------------------------------------------
Net income (loss)                                    $    20,780   $  (1,163)   $   (6,869)  $   (4,791)  $     (757)
                                                     ----------------------------------------------------------------
                                                     ----------------------------------------------------------------
Pro forma basic net income (loss) per share (2)      $       .95   $    (.07)
Pro forma diluted net income (loss) per share (2)    $       .82   $    (.07)
Weighted common shares outstanding (2)                    21,924      17,238
Weighted common shares outstanding assuming
     dilution (2)                                         25,336      17,238


JANUARY 31,                                               1998         1997         1996         1995         1994
-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents                            $    35,004   $  13,458    $    6,877   $    4,902   $     530
Short-term investments                                    36,016           -             -            -           -
Working capital                                           53,518       1,398         4,069        2,846         618
Total assets                                             107,583      27,464         8,749        5,956       1,039
Long-term obligations                                        646       1,194           749          452         185
Total stockholders' equity                                65,127       4,200         4,542        3,313         753

STATISTICAL DATA:
Number of employees                                          162          94            44           23          10
Revenue/employee                                     $       769   $     434    $        6   $        -     $     -

--------------
(1) Relates to amounts provided by the Company for estimated legal fees associated with litigation which was dismissed in the second quarter of fiscal 1997. The $1.5 million benefit in legal costs during the year ended January 31, 1997 was due to the reversal of previously provided legal fees as a result of such dismissal. See Note 10 of Notes to Consolidated Financial Statements.

(2)  See Note 1 and Note 3 of Notes to Consolidated Financial Statements.

QUARTERLY DATA

FISCAL 1998                                                      Q1         Q2         Q3         Q4
----------------------------------------------------------------------------------------------------------
(unaudited, in thousands except per share data)
Net sales                                                      $ 18,281    $ 24,570    $ 37,146   $ 44,657
Cost of sales                                                    11,171      14,522      21,568     25,910
                                                               --------    --------    --------   --------
Gross margin                                                      7,110      10,048      15,578     18,747
Operating expenses:
    Research and development                                      2,467       3,338       4,924      5,362
    Sales, general and administrative                             2,277       2,382       3,452      4,179
                                                               --------    --------    --------   --------
        Total operating expenses                                  4,744       5,720       8,376      9,541
Income from operations                                            2,366       4,328       7,202      9,206
Other income (expense), net:
    Interest income and other                                       316         646         823        858
    Interest expense                                               (224)       (314)       (325)      (435)
                                                               --------    --------    --------   --------
Income before income taxes                                        2,458       4,660       7,700      9,629
Provision for income taxes                                          369         699       1,155      1,444
                                                               --------    --------    --------   --------
Net income                                                     $  2,089    $  3,961    $  6,545   $  8,185
                                                               --------    --------    --------   --------
                                                               --------    --------    --------   --------
Basic net income per share (2)                                 $    .11    $    .18    $    .29   $    .36
Diluted net income per share (2)                               $    .09    $    .15    $    .25   $    .32
Weighted common shares outstanding (2)                           19,845      22,161      22,713     22,976
Weighted average common shares outstanding assuming              23,398      25,893      26,144     25,907
   dilution (2)
Price range common stock(commencing March 13, 1997):
  Low                                                          $  11.13    $  11.63     $ 13.50   $  12.31
  High                                                         $  15.75    $  26.13     $ 22.88   $  18.13

FISCAL 1997                                                       Q1         Q2         Q3         Q4
----------------------------------------------------------------------------------------------------------
(unaudited, in thousands)
Net sales                                                      $  3,520    $  5,954    $ 15,035   $ 16,283
Cost of sales                                                     2,818       5,485       9,994     10,353
                                                               --------    --------    --------   --------
Gross margin                                                        702         469       5,041      5,930
Operating expenses:
    Research and development                                      2,009       1,667       2,250      2,680
    Sales, general and administrative                               996       1,553       1,950      2,023
    Legal costs (1)                                                   -      (1,503)          -          -
                                                               --------    --------    --------   --------
        Total operating expenses                                  3,005       1,717       4,200      4,703
Income (loss) from operations                                    (2,303)     (1,248)        841      1,227
Other income (expense), net:
    Interest income and other                                     1,076          75          42        173
    Interest expense                                               (160)       (210)       (316)      (360)
                                                               --------    --------    --------   --------
Net income (loss)                                              $ (1,387)   $ (1,383)   $    567   $  1,040
                                                               --------    --------    --------   --------
                                                               --------    --------    --------   --------

         The Company had 228 stockholders of record as of March 22, 1998. The Company has not paid any dividends on its common stock. The Company currently intends to reinvest earnings in its business and does not anticipate paying cash dividends to stockholders.

(1) Relates to amounts provided by the Company for estimated legal fees associated with litigation which was dismissed in the second quarter of fiscal 1997. The $1.5 million benefit in legal costs during the year ended January 31, 1997 was due to the reversal of previously provided legal fees as a result of such dismissal. See Note 10 of Notes to Consolidated Financial Statements.

(2)  See Note 1 and Note 3 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

         When used in this discussion, the words "expects," "anticipates" and similar expressions are intended to identify forward-looking statements. Such statements, which include statements concerning the timing of availability and functionality of products under development, product mix, trends in average selling prices, the growth rate of the market for PCs, competition, the percentage of export sales and sales to strategic customers, the adoption or retention of industry standards and the availability and cost of products from the Company's suppliers, are subject to risks and uncertainties, including those set forth below under "Factors that May Affect Results," that could cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Company's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

OVERVIEW

         The Company designs, develops and markets multimedia accelerators for sale to notebook computer manufacturers. The Company has developed the first commercially available high performance silicon technology that integrates large DRAM memory with analog and logic circuitry to provide a high performance multimedia solution on a single chip. The Company's MagicGraph128 family of pin-compatible multimedia accelerators incorporates a 128-bit memory bus. The Company believes these products enable notebook PC manufacturers to deliver state-of-the-art multimedia capabilities while decreasing power consumption, size, system design complexity and cost.

         Since its inception in May 1993 through the end of fiscal 1996, NeoMagic was in the development stage and was primarily engaged in product development, product testing and the establishment of strategic relationships with customers and suppliers. Accordingly, the majority of the Company's operating expenses during such period were related to research and development activities. Since inception, the Company incurred losses in each fiscal year until fiscal year 1998. At the end of fiscal 1998 the Company had retained earnings of $7.2 million. The Company first recognized revenue on product sales in fiscal 1996. Operating results in fiscal 1998 have benefited from increased market acceptance of the Company's products. The Company recognizes revenue at the time of product shipment for product sales directly to customers. The Company's policy is to defer recognition of revenue of shipments to distributors until the product is sold by the distributors.

         All of the Company's net sales in fiscal 1998, 1997 and 1996 were derived from sales of its multimedia accelerator products, and the Company expects this trend to continue for the foreseeable future. Historically, a majority of the Company's sales have been to a limited number of customers. Sales to the Company's top five customers accounted for 66.5%, 79.7% and 100% of the Company's net sales for fiscal 1998, 1997 and 1996, respectively. The Company expects that a substantial portion of sales of its products will continue to be to a limited number of customers for the foreseeable future. The customers contributing significant amounts of net sales have varied and will continue to vary depending on the timing and success of new product introductions by such customers.

         Export sales are a critical part of the Company's business. Sales to customers located outside the United States (including sales to foreign operations of customers headquartered in the United States and foreign system manufactures who sell to United States-based OEMs) accounted for 83.2%, 96.2% and 90.0% of the Company's net sales in fiscal 1998, 1997 and 1996, respectively. The Company expects that the net sales derived from purchases by international customers will continue to represent a significant portion of total net sales. All of the Company's sales are denominated in United States dollars.

         The Company's products require semiconductor wafers manufactured with state-of-the-art fabrication equipment and technology. NeoMagic has established strategic relationships with Mitsubishi Electric Corporation ("Mitsubishi Electric") and Toshiba Corporation ("Toshiba") to produce its semiconductor wafers and uses other independent contractors to perform assembly, packaging and testing. The Company's relationships with Mitsubishi Electric and Toshiba are formalized in separate five year wafer supply agreements. These relationships enable the Company to concentrate its resources on product design and development, where NeoMagic believes it has greater competitive advantages, and to eliminate the high cost of owning and operating a semiconductor wafer fabrication facility. The Company depends on these suppliers to allocate to the Company a portion of their manufacturing capacity sufficient to meet the Company's needs, to produce products of acceptable quality and at acceptable manufacturing yields and to deliver those products to the Company on a timely basis. The Company purchases wafers and pays an agreed price for wafers meeting certain acceptance criteria. All of the Company's products are assembled and tested by

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


independent vendors. To date, all of the Company's wafer purchases, which constitute a significant part of its cost of goods sold, have been priced in Japanese yen. As a result, exchange rate fluctuations can affect the Company's gross margin. The Company has in the past hedged its exposure to fluctuations in the exchange rate between the Japanese yen and the United States dollar by purchasing forward contracts and options and may continue to do so in the future.

         Under its wafer supply agreements with Mitsubishi Electric and Toshiba, the Company is obligated to provide rolling 12-month forecasts of anticipated purchases and place binding purchase orders four months prior to shipment. If the Company cancels a purchase order, the Company must pay cancellation penalties based on the status of work in process or the proximity of the cancellation to the delivery date. Forecasts of monthly purchases may not increase or decrease by more than a certain percentage from the previous month's forecast without the manufacturer's consent. Thus, the Company must forecast and place purchase orders for wafers long before it receives purchase orders from its own customers. This limits the Company's ability to react to fluctuations in demand for its products, which can be unexpected and dramatic and from time-to-time will cause the Company to have an excess or a shortage of wafers for a particular product, which could cause the Company to take charges for excess inventory or miss revenue opportunities.

         Prior to fiscal 1997, the Company was primarily engaged in research and development and testing of its products. Accordingly, the majority of its operating expenses were related to research and development activities. In fiscal 1997, in connection with the commencement of commercial sales of its products, the Company accelerated its investment in sales, marketing, manufacturing and administrative infrastructures. Throughout fiscal 1998, the Company has continued to devote resources to research and development efforts as well as to make additional investments in sales, marketing, manufacturing and administrative infrastructures to support the increased sales experienced within the year. The Company expects to continue to devote substantial resources to research and development efforts for the foreseeable future. All of the Company's research and development costs have been expensed as incurred.

         The Company's fiscal year end is January 31. Any reference herein to a fiscal year refers to the year ended January 31 of such year.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated certain financial data as a percentage of net sales:

YEARS ENDED JANUARY 31,                       1998           1997           1996
----------------------------------------------------------------------------------
Net sales                                      100.0%        100.0%          100.0%
Cost of sales                                   58.7          70.2            67.9
                                               -----------------------------------
Gross margin                                    41.3          29.8            32.1

Operating expenses:

  Research and development                      12.9          21.1         2,030.4
  Sales, general and administrative              9.9          16.0           660.9
  Legal costs                                      -          (3.7)          251.0
                                               -----------------------------------
      Total operating expenses                  22.8          33.4         2,942.3
                                               -----------------------------------
Income (loss) from operations                   18.5          (3.6)       (2,910.2)

Other income (expense), net:
      Interest income and other                  2.1           3.3           158.4
      Interest expense                          (1.0)         (2.6)          (74.9)
                                               -----------------------------------
Income (loss) before income taxes               19.6          (2.9)       (2,826.7)
Provision for income taxes                       2.9             -               -
                                               -----------------------------------
Net income (loss)                               16.7%         (2.9)%      (2,826.7)%
                                               -----------------------------------
                                               -----------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


NET SALES

         The Company's net sales to date have been generated from the sale of its multimedia accelerators. The Company's products are used in, and its business is dependent on, the personal computer industry with sales primarily in Asia, Japan, and the United States. Net sales were $124.7 million, $40.8 million and $243,000 in fiscal 1998, 1997 and 1996, respectively. Net sales increased primarily as a result of increased market acceptance of the Company's products, introduction by the Company of additional products in its MagicGraph128 product family which expanded the portion of the market addressed by NeoMagic products, and the Company's investment in sales and marketing activities. The Company expects that the percentage of its net sales represented by any one product or type of product may change significantly from period to period as new products are introduced and existing products reach the end of their product life cycles. Due to competition, the Company's products experience declining unit average selling prices over time, which at times can be substantial.

         Sales to customers located outside the United States (including sales to foreign operations customers headquartered in the United States and foreign system manufacturers that sell to United States-based OEMs) accounted for 83.2%, 96.2% and 90.0% of net sales in fiscal 1998, 1997 and 1996, respectively. The Company expects that export sales will continue to represent a significant portion of net sales, although there can be no assurance that export sales as a percentage of net sales will remain at current levels. All sales transactions were denominated in United States dollars.

         Five customers accounted for 14.4%, 13.6%, 13.5%, 13.3% and 11.7%, respectively, of net sales in fiscal 1998. Three customers accounted for 31.6%, 19.8% and 14.6%, respectively, of net sales in fiscal 1997. Three customers accounted for 34.6%, 28.6% and 14.4%, respectively of net sales in fiscal 1996. The Company expects a significant portion of its future sales to remain concentrated with a limited number of strategic customers. There can be no assurance that the Company will be able to retain its strategic customers, or that such customers will not cancel or reschedule orders or, in the event orders are canceled, that such orders will be replaced by other orders. In addition, sales to any particular customer may fluctuate significantly from quarter to quarter. The occurrence of any such events or the loss of a strategic customer could have a material adverse effect on the Company's operating results.

GROSS MARGIN

         Gross margin was $51.5 million and $12.1 million in fiscal 1998 and 1997, respectively. The gross margin percentage increased to 41.3% of net sales in fiscal 1998 from 29.8% of net sales in fiscal 1997. The gross margin in fiscal 1997 was negatively impacted by costs stemming from a design error for which the Company recorded a $1.2 million reserve in the second quarter and excess inventory charges of $750,000 in both the third and fourth quarters. The additional increases in gross margin in fiscal 1998 were due primarily to lower wafer pricing and improved yields on higher production volumes.

         In the future, the Company's gross margin percentages may be affected by increased competition and related decreases in unit average selling prices (particularly with respect to older generation products), changes in the mix of products sold, timing of volume shipments of new products, the availability and cost of products from the Company's suppliers, manufacturing yields, and foreign currency exchange rate fluctuations.

RESEARCH AND DEVELOPMENT EXPENSES

         Research and development expenses include compensation and associated costs relating to development personnel, operating system software costs and prototyping costs which are comprised of photomask costs and pre-production wafer costs. Research and development expenses were $16.1 million, $8.6 million and $4.9 million in fiscal 1998, 1997 and 1996, respectively. The Company has made, and intends to continue to make, significant investments in research and development to remain competitive by developing new and enhanced products to serve its identified markets. Research and development expenses increased primarily due to increased employee related expenses and to a lesser extent consulting, engineering and equipment related expenses. Research and development expenses are expected to increase in absolute dollars in fiscal 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


SALES, GENERAL AND ADMINISTRATIVE EXPENSES

         Sales, general and administrative expenses were $12.3 million, $6.5 million and $1.6 million in fiscal 1998, 1997 and 1996, respectively. Sales, general and administrative expenses increased as a result of increased employee related expenses largely related to additional personnel, increased commissions associated with higher sales levels and higher administrative expenses associated with being a public company. Sales, general and administrative expenses are expected to increase in absolute dollars in fiscal 1999.

LEGAL COSTS

         Legal costs consist of amounts provided by the Company for estimated legal fees associated with the litigation with Cirrus Logic, which was dismissed in the second quarter of fiscal 1997. In fiscal 1995, the Company accrued $1.5 million for such legal costs. In fiscal 1996, an additional accrual of $610,000 was recorded by the Company. In fiscal 1997, based on the dismissal of such litigation, the remaining reserve balance of $1.5 million was reversed. The settlement which gave rise to the dismissal did not involve cash payments, but did include a non-solicitation provision and certain contingent cross licensing provisions. The Company does not believe that such settlement will have a material adverse effect on the Company's future operations. See Note 10 of Notes to Consolidated Financial Statements.

OTHER INCOME (EXPENSE), NET.

         The Company incurs interest expense on borrowings under the Company's working capital line of credit and on lease obligations used to finance certain equipment. The Company earns interest on its cash and short-term investments. Other income (expense), net was $1.3 million, $320,000 and $203,000 in fiscal 1998, 1997 and 1996, respectively. The increase in other income (expense), net between fiscal 1998 and 1997 was due to interest income on higher cash and short-term investment balances maintained during fiscal 1998. The increase in other income (expense), net from fiscal 1996 to fiscal 1997 was due to approximately $1.0 million in proceeds received for non-recurring engineering services performed by NeoMagic, substantially offset by higher interest expense resulting from borrowings under the Company's working capital line and additional lease obligations used to finance certain equipment borrowings. The Company does not anticipate generating income from engineering services on a regular basis, if at all, in future periods.

INCOME TAXES

         The Company's effective tax rate was 15% in fiscal 1998. The Company recorded no provision for federal or state income taxes in fiscal 1997 and 1996. In fiscal 1998, the difference between the Company's effective tax rate and the statutory rate is primarily due to the utilization of the Company's net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's cash, cash equivalents and short-term investments increased $55.3 million in fiscal 1998 to $71.0 million at January 31, 1998 from $15.7 million at January 31, 1997. The increase is due to net proceeds from the issuance of common stock related to the initial public offering in the first quarter of fiscal 1998 and net cash provided from operations. Working capital increased $52.1 million to $53.5 million at January 31, 1998 from $1.4 million at January 31, 1997.

         In fiscal 1998 the Company generated $15.4 million of cash and cash equivalents from its operating activities, compared to $3.1 million and $6.4 million of cash and cash equivalents used in operating activities in fiscal 1997 and 1996, respectively. The increase in cash generated from operations is primarily attributable to $20.8 million in net income in fiscal 1998 compared to net losses of $1.2 million and $6.9 million in fiscal 1997 and 1996, respectively. The increases in cash generated from operating activities for fiscal 1998 was also related to changes in accrued expenses and accounts payable offset by increases in accounts receivable, inventory and deferred taxes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


         Net cash used for investing activities in fiscal 1998, 1997 and 1996 was $40.5 million, $3.1 million and $728,000, respectively. The increase in fiscal 1998 was primarily due to $36.0 million of net purchases of short-term investments and $4.5 million of investments in property, plant and equipment. Net cash used for investing activities in fiscal 1997 and 1996 was related to investments in property, plant and equipment. Continued expansion of the Company's business may require higher levels of capital equipment purchases, technology investments, foundry investments and other payments to secure manufacturing capacity. The timing and amount of future investments will depend primarily on the growth of the Company's future revenues.

         Net cash provided by financing activities in fiscal 1998, 1997 and 1996 was $46.7 million, $12.8 million and $9.1 million, respectively. The increase in fiscal 1998 primarily represents net proceeds from the initial public offering of $37.8 million, and the release of amounts previously held as restricted cash, offset in part by a decrease in the net proceeds related to the working capital line of credit. Net cash provided by financing activities in fiscal 1997 relates primarily to net proceeds of $13.8 million related to the working capital line of credit, offset by amounts held as restricted cash and cash equivalents. Net cash provided by financing activities in fiscal
1996 relate to net proceeds from issuances of noncumulative convertible preferred stock.

         At January 31, 1998 the Company's principal sources of liquidity included cash and cash equivalents and short-term investments of $71.0 million and borrowings under the working capital line of credit agreement which provided 60 day extended credit terms on water purchases. In January 1998, the working capital line of credit was revised such that for wafer shipments subsequent to January 31, 1998 payment for wafers must be made within 30 days of wafer shipment. The Company believes these available funds and anticipated funds from operations will satisfy the Company's projected working capital and capital expenditure requirements through the next 12 months. The Company currently expects to make approximately $8.0 to $9.0 million in capital expenditures during the next twelve months, consisting primarily of purchases of development tools and software and personal computer. Investments will continue in product development in new and existing areas of technology. Cash may also be used to acquire technology through purchases and strategic acquisitions. The Company's future capital requirements will depend on many factors including the rate of net sales growth, the timing and extent of spending to support research and development programs, expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of the Company's products. The Company expects that it may need to raise additional equity or debt financing in the future. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms or at all.

IMPACT OF CURRENCY EXCHANGE RATES

         Because the Company currently purchases wafers under purchase contracts denominated in yen, significant appreciation in the value of yen relative to the value of the U.S. dollar would make the wafers relatively more expensive to the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company from time to time enters into foreign currency forward contracts and foreign currency options to minimize foreign currency fluctuation exposures related to these firm purchase commitments. The Company does not use derivative financial instruments for speculative or trading purposes. The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Notwithstanding the measures the Company has adopted, due to the unpredictability and volatility of currency exchange rates and currency controls, there can be no assurance that the Company will not experience currency losses in the future, nor can the Company predict the effect of exchange rate fluctuations upon future operating results.

IMPACT OF YEAR 2000

       The Year 2000 Issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. If the Company's internal systems do not correctly recognize date information when the year changes to 2000, there could be an adverse impact on the Company's operations. The Company has completed an assessment and does not believe that it will be required to modify or replace significant portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company has also assessed the capability of its products sold to customers and believes that it has no exposure to contingencies related to the Year 2000 Issues for the products it has sold. Management believes that the likelihood of a material adverse impact due to problems with internal systems or products sold to

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


customers is remote and expects that any costs to be incurred to assure year 2000 capability will not have a material adverse effect on the Company's financial position or results of operations. The Company is contacting critical suppliers of products and services to determine that the suppliers' operations and the products and services they provide are year 2000 capable. There can be no assurance that another company's failure to ensure year 2000 capability would not have an adverse effect on the Company.

FACTORS THAT MAY AFFECT RESULTS

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

       NeoMagic's quarterly and annual results of operations are effected by a variety of factors that could materially adversely effect net sales, gross margin and income from operations. These factors include, among others, demand for the Company's products; changes in product or customer mix, (i.e. the portion of the Company's revenues represented by the Company's various products and customers); fluctuations in manufacturing yields; incorrect forecasting of future revenues; availability and cost of manufacturing capacity; unanticipated delays or problems in the introduction or performance of the Company's next generation of products; the Company's ability to introduce new products in accordance with OEM design requirements and design cycles; market acceptance of the products of the Company's customers; changes in the timing of product orders due to unexpected delays in the introduction of products of the Company's customers or due to the life cycles of such customers' products ending earlier than anticipated; new product announcements or product introductions by NeoMagic's competitors; competitive pressures resulting in lower selling prices; the volume of orders that are received and can be fulfilled in a quarter; the rescheduling or cancellation of orders by customers which cannot be replaced with orders from other customers; supply constraints for the other components incorporated into its customers' notebook PC products; foreign exchange rate fluctuations; the unanticipated loss of any strategic relationship; seasonality associated with the tendency of PC sales to increase in the second half of each calendar year; the level of expenditures for research and development and sales, general and administrative functions of the Company; costs associated with future litigation; and costs associated with protecting the Company's intellectual property. Any one or more of these factors could result in the Company failing to achieve its expectations as to future revenues. The Company may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected sales shortfall, which could materially adversely effect quarterly operating results. Accordingly, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. In future quarters, the Company's operating results may be below the expectations of public market analysts or investors. In such event, the market price of the Common Stock would be materially adversely effected.

RISKS ASSOCIATED WITH DEPENDENCE ON THE NOTEBOOK PC MARKET

        The Company's products are used only in notebook PCs. The notebook PC market is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and significant price competition, resulting in short product life cycles and regular reductions of average selling prices over the life of a specific product. Although the notebook PC market has grown substantially in recent years, there is no assurance that such growth will continue. A reduction in sales of notebook PCs, or a reduction in the growth rate of such sales, would likely reduce demand for the Company's products. Moreover, such changes in demand could be large and sudden. Since PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they have incorrectly forecast product transitions. In such cases, the PC manufacturers may abruptly suspend substantially all purchases of additional inventory from suppliers such as the Company until the excess inventory has been absorbed. Any reduction in the demand for notebook PCs in general, or for a particular product that incorporates the Company's multimedia accelerators, could have a material adverse impact on the Company's business, financial condition and results of operations.

       The Company's ability to compete in the future will depend on its ability to identify and ensure compliance with evolving industry standards. Unanticipated changes in industry standards could render the Company's products incompatible with products developed by major hardware manufacturers and software developers, including Intel Corporation and Microsoft Corporation. The Company could be required, as a result, to invest significant time and effort to redesign its products to ensure compliance with relevant standards. If the Company's products are not in compliance with prevailing industry standards for a significant period of time, the Company could miss opportunities to achieve crucial design wins, which could result in a material

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


adverse effect in the Company's business, financial condition and results of operations. In addition, the Company's products are designed to afford the notebook PC manufacturer significant advantages with respect to product performance, power consumption and size. To the extent that future developments in other notebook PC components or subassemblies incorporate one or more of the advantages offered by the Company's products, the market demand for the Company's products may be negatively impacted, which could result in a material adverse effect in the Company's business, financial condition and results of operations.

PRODUCT CONCENTRATION; RISKS ASSOCIATED WITH MULTIMEDIA PRODUCTS

        The Company's revenues are entirely dependent on the market for multimedia accelerators for notebook PCs, and on the Company's ability to compete in that market. Since the Company has no other product line, the Company's revenues and results of operations would be materially adversely effected if for any reason it were unsuccessful in selling multimedia accelerators. The notebook PC market frequently undergoes transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. If the Company's products are unable at the beginning of each such transition to support the new feature sets or performance levels being required by notebook PC manufacturers, the Company would likely lose design wins and moreover, not have the opportunity to compete for new design wins until it was able to incorporate changes resulting from market transitions or to take advantage of future product transitions. Thus, a failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could significantly reduce the Company's net sales for a substantial period, which would have a material adverse effect on the Company's business, financial condition and results of operations.

       The notebook PC multimedia market is characterized by extreme price competition. Leading-edge products may command higher average selling prices, but prices decline throughout the product life cycle as comparable and more advanced products are introduced into the market. As a result, the Company's ability to maintain average selling prices and gross margins depends substantially on its ability to continue introducing new products. Its ability to maintain gross margins is also dependent upon its ability to reduce product costs throughout a product life cycle by instituting cost reduction design changes and yield improvements, persuading customers to adopt cost-reduced versions of its products and successfully managing its manufacturing and subcontractor relationships. The failure of the Company to continue designing and introducing advanced products in a timely manner or to continue reducing product costs would have a material adverse effect on the Company's net sales, gross margins and results of operations.

CUSTOMER CONCENTRATION

       The Company's sales are concentrated within a limited customer base. The Company expects that a small number of customers will continue to account for a substantial portion of its net sales for the foreseeable future. Furthermore, the majority of the Company's sales are made on the basis of purchase orders rather than pursuant to long-term agreements. As a result, the Company's business, financial condition and results of operations could be materially adversely effected by the decision of a single customer to cease using the Company's products or by a decline in the number of notebook PCs sold by a single customer.

EFFECTS OF CHANGES IN DRAM PRICING

        The Company's MagicGraph128 products feature large DRAM memory integrated with analog and logic circuitry on a single chip, while its competitors often provide only the graphics/video analog and logic circuitry on a separate chip to be used in conjunction with DRAMs supplied by others. The prices of the Company's products reflect many factors, including the prices of DRAM chips. As a result, the Company's business, financial condition and results of operations may be materially and adversely effected by unanticipated changes in the price of DRAMs. Such changes are typically sudden and dramatic and can extend over a significant period of time. For example, the average price of 4-Mbit DRAMs declined by more than 66% in fiscal 1998, and this decline effected the average selling prices of the Company's products. A significant reduction in the price of DRAMs could cause the Company's products to be less competitively priced, potentially effecting ongoing product pricing as well as resulting in the loss of design wins for new notebook PCs. In this circumstance, competitors without embedded DRAM potentially could be benefited by DRAM price reductions, and the Company could be forced to respond to pricing pressures precipitated by changes in the DRAM market by reducing the average selling prices of its products to current and prospective system manufacturer customers. Because the Company's product costs cannot be adjusted as rapidly as changes in average selling prices to system manufacturers, the Company's net sales and gross margin would be materially and adversely impacted.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


COMPETITION

        The market for multimedia accelerators for notebook PCs in which the Company competes is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. NeoMagic believes that the principal factors of competition in this market are performance, price, features, power consumption, size and software support. The ability of the Company to compete successfully in the rapidly evolving notebook PC market depends on a number of factors, including success in designing and subcontracting the manufacture of new products that implement new technologies, product quality, reliability, price, the efficiency of production, design wins for NeoMagic's integrated circuits, ramp up of production of the Company's products for particular system manufacturers, end-user acceptance of the system manufacturers' products, market acceptance of competitors' products and general economic conditions. There can be no assurance that the Company will be able to compete successfully in the future.

       NeoMagic competes with major domestic and international companies, some of which have substantially greater financial and other resources than the Company with which to pursue engineering, manufacturing, marketing and distribution of their products. The Company's principal competitors include ATI ("ATI"), Chips & Technologies, Inc. ("Chips & Technologies"--in January 1998, Intel Corporation acquired Chips and Technologies), S3 Incorporated ("S3")and Trident Microsystems, Inc. ("Trident"). NeoMagic may also face increased competition from new entrants into the notebook PC multimedia accelerator market including companies currently selling products designed for desktop PCs. Furthermore, the Company expects that many of its competitors will seek to develop and introduce products that integrate large DRAM with analog and logic circuitry on a single chip. For example, Chips & Technologies, Trident and S3 have publicly disclosed that they have or will begin sampling an integrated multimedia accelerator solution for the notebook PC market that would directly compete with the Company's products. Certain of the Company's competitors offer more functionality and/or higher processor speeds at the expense of battery life and power consumption than the Company's product offerings. These feature sets may be more competitive for certain applications than the Company's products. Potential competition also could come from manufacturers that integrate a microprocessor with a multimedia controller. Cyrix (acquired by National Semiconductor in July
1997) is in production of such a product. The successful commercial introduction of such a product by competitors that integrates large DRAM with analog and logic circuitry on a single chip or a product that eliminates the need for a separate multimedia accelerator in notebook PCs could have a material adverse effect on the Company's business, financial condition and results of operations.

       Some of the Company's current and potential competitors operate their own manufacturing facilities. Since the Company does not operate its own manufacturing facility and must make binding commitments to purchase products, it may not be able to reduce its costs and cycle time or adjust its production to meet demand as rapidly as companies that operate their own facilities, which could have a material adverse effect on its business, financial condition and results of operations. In addition, the prices of the Company's products reflect many factors, including the prices of DRAM chips and non-integrated graphics chips. Therefore, in some cases, the Company's products may be more expensive than competitive multiple chip solutions. The Company in the past has lost and in the future may lose design wins due to this price difference. Furthermore, a significant reduction in the price of DRAMs could cause the Company's products to be less competitively priced, potentially effecting ongoing product pricing as well as resulting in the loss of design wins for new notebook PCs. Uncompetitive pricing and loss of design wins could have a material and adverse effect on the Company's business, financial condition, and results of operations.

DEPENDENCE ON MANUFACTURING RELATIONSHIPS

         The Company's products require wafers manufactured with state-of-the-art fabrication equipment and techniques. The Company's products are primarily manufactured by Mitsubishi Electric Corporation ("Mitsubishi Electric") in Japan. In fiscal 1998, the Company began manufacturing wafers with Toshiba Corporation ("Toshiba") in Japan. Each of these manufacturing relationships are covered under the terms of a five-year wafer supply agreement. The Company expects that, for the foreseeable future, some of its products will be single source manufactured. Because the lead time needed to establish a strategic relationship with a new DRAM partner is at least 12 months and the estimated time for a foundry to switch to a new product line is four to nine months, there is no readily available alternative source of supply for any specific product. A manufacturing disruption experienced by either of the Company's manufacturing partners would impact the production of the Company's products for a substantial period of time, which would have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, in the event that the transition to the next generation of manufacturing technologies at Mitsubishi Electric or Toshiba is unsuccessful, the Company's business, financial condition and results of operations would be materially and adversely effected.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


       There are many other risks associated with the Company's dependence upon third party manufacturers, including: reduced control over delivery schedules, quality assurance, manufacturing yields and cost; the potential lack of adequate capacity during periods of excess demand; limited warranties on wafers supplied to the Company; and potential misappropriation of NeoMagic intellectual property. The Company is dependent on Mitsubishi Electric and Toshiba to produce wafers of acceptable quality and with acceptable manufacturing yields, to deliver those wafers to the Company and its independent assembly and testing subcontractors on a timely basis and to allocate to the Company a portion of their manufacturing capacity sufficient to meet the Company's needs. On occasion, the Company has experienced some of these difficulties. Although the Company's products are designed using the process design rules of the particular manufacturer, there can be no assurance that either Mitsubishi Electric or Toshiba will be able to achieve or maintain acceptable yields or deliver sufficient quantities of wafers on a timely basis or at an acceptable cost. Additionally, there can be no assurance that either Mitsubishi Electric or Toshiba will continue to devote resources to the production of the Company's products or continue to advance the process design technologies on which the manufacturing of the Company's products are based. Any such difficulties would have a material adverse effect on the Company's business, financial condition and results of operations.

       The Company's products are assembled and tested by third party subcontractors. The Company does not have long term agreements with any of these subcontractors. Such assembly and testing is conducted on a purchase order basis. As a result of its reliance on third party subcontractors to assemble and test its products, the Company cannot directly control product delivery schedules, which could lead to product shortages or quality assurance problems that could increase the costs of manufacturing or assembly of the Company's products. Due to the amount of time normally required to qualify assembly and test subcontractors, product shipments could be delayed significantly if the Company is required to find alternative subcontractors. Any problems associated with the delivery, quality or cost of the assembly and test of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations.

INVENTORY RISK

        Under its wafer supply agreements with Mitsubishi Electric and Toshiba, the Company is obligated to provide rolling 12-month forecasts of anticipated purchases and to place binding purchase orders four months prior to shipment from the suppliers. If the Company cancels a purchase order, it must pay cancellation penalties based on the status of work in process or the proximity of the cancellation to the delivery date. Forecasts of monthly purchases may not increase or decrease by more than a certain percentage from the previous month's forecast without the manufacturer's consent. Thus, the Company must make forecasts and place purchase orders for wafers long before it receives purchase orders from its own customers. This limits the Company's ability to react to fluctuations in demand for its products, which can be unexpected and dramatic, and from time-to-time will cause the Company to have an excess or a shortage of wafers for a particular product. As a result of the long lead time for manufacturing wafers, semiconductor companies such as the Company from time-to-time must take charges for excess inventory. For example, the Company booked charges totaling $1.5 million for excess inventory in fiscal 1997. Significant write-offs of excess inventory could materially adversely affect the Company's financial condition and results of operations. Conversely, failure to order sufficient wafers would cause the Company to miss revenue opportunities and, if significant, could impact sales by the Company's customers, which could adversely effect the Company's customer relationships and thereby materially adversely effect the Company's business, financial condition and results of operations.

MANUFACTURING YIELDS

         The fabrication of semiconductors is a complex and precise process. Because NeoMagic's products feature the integration of large DRAM memory with analog and logic circuitry on a single chip, a manufacturer must obtain acceptable yields of both the memory and logic portions of such products, compounding the complexity of the manufacturing process. As a result, the Company may face greater manufacturing challenges than its competitors. Minute levels of contaminants in the manufacturing environment, defects in masks used to print circuits on a wafer, difficulties in the fabrication process or other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be nonfunctional. Many of these problems are difficult to diagnose and time consuming or expensive to remedy. As a result, semiconductor companies often experience problems in achieving acceptable wafer manufacturing yields, which are represented by the number of good die as a proportion of the total number of die on any particular wafer. The Company purchases wafers, not die, and pays an agreed price for wafers meeting certain acceptance criteria. Accordingly, the Company bears the risk of final yield of good die. Poor yields would materially adversely effect the Company's net sales, gross margins and results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


       Semiconductor manufacturing yields are a function both of product design, which is developed largely by the Company, and process technology, which is typically proprietary to the manufacturer. Historically the Company has experienced lower yields on new products. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems would require cooperation by and communication between the Company and the manufacturer. For example, a design error that resulted in lower than expected yields of finished products caused the Company to take a $1.2 million charge in fiscal 1997. This risk is compounded by the offshore location of the Company's manufacturers, increasing the effort and time required to identify, communicate and resolve manufacturing yield problems. As the Company's relationships with additional manufacturing partners develop, yields could be adversely effected due to difficulties associated with adopting the Company's technology and product design to the proprietary process technology and design rules of each manufacturer. Because of the Company's limited access to wafer fabrication capacity from its manufacturers, any decrease in manufacturing yields could result in an increase in the Company's per unit costs and force the Company to allocate its available product supply among its customers, thus potentially adversely impacting customer relationships as well as revenues and gross margins. There can be no assurance that the Company's manufacturers will achieve or maintain acceptable manufacturing yields in the future. The inability of the Company to achieve planned yields from its manufacturers could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company also faces the risk of product recalls resulting from design or manufacturing defects which are not discovered during the manufacturing and testing process. In the event of a significant number of product returns, the Company's net sales and gross margin could be materially adversely effected.

DEPENDENCE ON NEW PRODUCT DEVELOPMENT; RAPID TECHNOLOGICAL CHANGE

         The Company's business, financial condition and results of operations will depend to a significant extent on its ability to maintain its position in the market for multimedia accelerator products that integrate large DRAM with analog and logic circuitry on a single chip. As a result, the Company believes that significant expenditures for research and development will continue to be required in the future. The notebook PC market for which the Company's products are designed is intensely competitive and is characterized by rapidly changing technology, evolving industry standards and declining average selling prices. Notebook PC manufacturers demand products incorporating rich features and functionality in order to achieve product differentiation. The Company must anticipate the features and functionality that the consumer of notebook PCs will demand, incorporate those features and functionality into products that meet the exacting design requirements of the notebook PC manufacturers, price its products competitively, and introduce the products to the market within the limited window of market demand. For example, both 3-D and DVD functionality are becoming increasingly important for notebook PCs. The Company's ability to compete may depend on its ability to incorporate these features in its products. The success of new product introductions is dependent on several factors, including proper new product definition, timely completion and introduction of new product designs, the ability of Mitsubishi Electric, Toshiba and any additional strategic manufacturing partners to effectively design and implement the manufacture of new products, quality of new products, differentiation of new products from those of the Company's competitors and market acceptance of NeoMagic's and its customers' products. There can be no assurance that the products the Company expects to introduce will incorporate the features and functionality demanded by system manufacturers and consumers of notebook PCs, will be successfully developed, or will be introduced within the appropriate window of market demand. The failure of the Company to successfully introduce new products and achieve market acceptance for such products would have a material adverse effect on the Company's business, financial condition and results of operations.

       The integration of large DRAM memory with analog and logic circuitry on a single chip is highly complex and is critical to the Company's success. Because of the complexity of its products, however, NeoMagic has experienced delays from time to time in completing development and introduction of new products. In the event that there are delays in the completion of development of future products, including the products currently expected to be announced over the next year, the Company's business, financial condition and results of operations would be materially adversely effected. Although the development cycles for the memory and logic portions of the Company's products have been relatively synchronized to date, there can be no assurance that this synchronization will continue in the future. In addition, there can be no assurance that fundamental advances in either the memory or logic components of the Company's products will not significantly increase the complexity inherent in the design and manufacture of the Company's products, rendering the Company's product technologically infeasible or uncompetitive.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


The multiple chip solutions offered by some of the Company's competitors are less complex to design and manufacture than the Company's integrated MagicGraph128 products. As a result, these competitive solutions may be less expensive, particularly during periods of depressed DRAM prices. The time required for competitors to develop and introduce competing products may be shorter and manufacturing yields may be better than those experienced by the Company.

       As the markets for the Company's products continue to develop and competition increases, NeoMagic anticipates that product life cycles will shorten and average selling prices will decline. In particular, average selling prices and, in some cases, gross margin for each of the Company's products will decline as such products mature. Thus, the Company will need to introduce new products which are compelling enough in order to maintain average selling prices. There can be no assurance that the Company will successfully identify new product opportunities and develop and bring new products to market in a timely manner, that products or technologies developed by others will not render NeoMagic's products or technologies obsolete or uncompetitive, or that the Company's products will be selected for design into the products of its targeted customers. The failure of the Company's new product development efforts would have a material adverse effect on NeoMagic's business, financial condition and results of operations.

UNCERTAINTY REGARDING PATENTS AND PROTECTION OF PROPRIETARY RIGHTS

       The Company relies in part on patents to protect its intellectual property. In the United States, the Company has been issued five patents, each covering certain aspects of the design and architecture of the Company's multimedia accelerators. In addition, the Company has patent applications, pending in the United States Patent and Trademark Office (the "PTO"). There can be no assurance that the Company's pending patent applications, or any future applications will be approved, or that any issued patents will provide the Company with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate the Company's products or design around any patents that may be issued to the Company.

       The Company also relies on a combination of mask work protection, trademarks, copyrights, trade secret laws, employee and third-party nondisclosure agreements and licensing arrangements to protect its intellectual property. Despite these efforts, there can be no assurance that others will not independently develop substantially equivalent intellectual property or otherwise gain access to the Company's trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that the Company can meaningfully protect its intellectual property. A failure by the Company to meaningfully protect its intellectual property could have a material adverse effect on the Company's business, financial condition and results of operations.

         As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. The Company in the past has been, and in the future may be, notified that it may be infringing the intellectual property rights of third parties. In November 1994, Cirrus Logic filed suit against the Company and certain of its employees claiming, among other things, breach of fiduciary duty, breach of and interference with contract and misappropriation of trade secrets. The Company and Cirrus Logic settled the lawsuit in June 1996, but the Company incurred an aggregate of $703,000 in expenses in connection with such litigation during fiscal 1995 and fiscal 1996. This settlement did not involve cash

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


payments, but did include a non-solicitation provision and certain contingent cross-licensing provisions. In February 1997, Cirrus Logic sent the Company written notice asserting that the Company's MagicGraph128, MagicGraph128V and MagicGraph128ZV products infringe three United States patents held by Cirrus Logic. Since receiving the notice of alleged infringement, the Company has advised Cirrus Logic that the Company does not believe that any of its products infringe any claims of the patents. The Company also has undergone a confidential external infringement review and has conducted its own internal infringement review, and the Company continues to believe that the Cirrus Logic infringement allegations are unfounded. However, there can be no assurances that Cirrus Logic will not file a lawsuit against the Company or that the Company would prevail in any such litigation. Any protracted litigation by Cirrus Logic or the success of Cirrus Logic in any such litigation could have a material and adverse effect on the Company's financial position or results of operations.

       Further, the Company was notified by certain of its customers that a law suit had been filed and served by a holder of a United States patent asserting that the video/graphics subsystem in such customers' notebook PCs, which use the Company's MagicGraph128 and MagicGraph128V products, infringe certain claims of the patent. The Company may have certain indemnification obligations to customers with respect to the infringement of third-party intellectual property rights by its products. There can be no assurance that the Company's potential obligations to indemnify such customers will not have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that the Company's MagicGraph128 and MagicGraph128V products do not infringe any of the claims of such patent. The Company's belief is based upon a legal opinion from its patent counsel, Townsend and Townsend and Crew LLP. There can be no assurances that the holders of such patent will not file a lawsuit against the Company or its customers, that the Company or such customers would prevail in any patent litigation, or that such customers will continue to purchase the Company's products while the Company is under the threat of litigation.

       Any patent litigation, whether or not determined in the Company's favor or settled by the Company, would at a minimum be costly and could divert the efforts and attention of the Company's management and technical personnel from productive tasks, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that current or future infringement claims by third parties or claims for indemnification by other customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely effect the Company's business, financial condition and results of operations. In the event of any adverse ruling in any such matter, the Company could be required to pay substantial damages, which could include treble damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or to obtain a license under the intellectual property rights of the third party claiming infringement. There can be no assurance, however, that a license would be available on reasonable terms or at all. Any limitations on the Company's ability to market its products, or delays and costs associated with redesigning its products or payments of license fees to third parties, or any failure by the Company to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON INTERNATIONAL SALES AND SUPPLIERS

        Export sales are a critical part of the Company's business. Sales to customers located outside the United States (including sales to foreign operations of customers headquartered in the United States and foreign system manufacturers that sell to United States-based OEMs) accounted for 83.2%, 96.2% and 90.0% of the Company's net sales for fiscal 1998, 1997 and 1996, respectively. The Company expects that net sales derived from international sales will continue to represent a significant portion of its total net sales. Some of the Company's international sales are supported by letters of credit issued by its customers. Because the Company's international sales have to date been denominated in United States dollars, increases in the value of the United States dollar could increase the price in local currencies of the Company's products in foreign markets and make the Company's products relatively more expensive than competitors' products that are denominated in local currencies. All of the Company's wafers are, and for the foreseeable future, will be produced by foreign manufacturers. In addition, many of the assembly and test services used by the Company are procured from international sources. Under the Company's wafer supply agreements with Mitsubishi Electric and Toshiba, products are priced in Japanese yen. As a result, the Company's cost of goods sold are subject to fluctuations in the yen-dollar exchange rates. The Company has in the past hedged its exposure to fluctuations in such foreign currency exchange rate by purchasing foreign exchange contracts and will continue to do so in the future. However, there can be no assurance that such hedging will be adequate. Significant wafer or assembly and test service price increases, fluctuations in currency exchange rates or the Company's hedging against currency exchange rate fluctuations could have a material adverse effect on the Company's business, financial condition and results of operations.

       International sales and manufacturing operations are subject to a variety of risks, including fluctuations in currency exchange rates, tariffs, import restrictions and other trade barriers, unexpected changes in regulatory requirements, longer accounts receivable payment cycles, potentially adverse tax consequences and export license requirements. In addition, the Company is subject to the risks inherent in conducting business internationally including foreign government regulation, political and economic instability, and unexpected changes in diplomatic and trade relationships. Moreover, the laws of certain foreign countries in which the Company's products may be developed, manufactured or sold, including various countries in Asia, may not protect the Company's intellectual property rights to the same extent as do the laws of the United States, thus increasing the possibility of piracy of the Company's products. There can be no assurance that one or more of these risks will not have a material adverse effect on the Company's business, financial condition and results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)


NEED FOR ADDITIONAL CAPITAL

         The Company requires substantial working capital to fund its business, particularly to finance inventories and accounts receivable and for capital expenditures. The Company believes that its existing capital resources, will be sufficient to meet the Company's capital requirements through the next 12 months, although the Company could be required, or could elect, to seek to raise additional capital during such period. The Company's future capital requirements will depend on many factors, including the rate of net sales growth, the timing and extent of spending to support research and development programs and expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products and market acceptance of the Company's products. The Company may raise additional equity or debt financing in the future. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms or at all.

MANAGEMENT OF EXPANDED OPERATIONS

         The Company has experienced, and may continue to experience, periods of rapid growth and expansion both domestically and internationally, which have placed, and could continue to place a significant strain on the Company's limited personnel and other resources. To manage these expanded operations effectively, the Company will be required to continue to improve its operational, financial and management systems. The Company is dependent upon its ability to successfully hire, train, motivate and manage its employees, especially its management and development personnel. If the Company's management is unable to manage its expanded operations effectively, the Company's business, financial condition and results of operations could be materially adversely effected.

DEPENDENCE ON QUALIFIED PERSONNEL

        The Company's future success depends in part on the continued service of its key engineering, sales, marketing, manufacturing, finance and executive personnel, and its ability to identify, hire and retain additional personnel. There is intense competition for qualified personnel in the semiconductor industry, and there can be no assurance that the Company will be able to continue to attract and train qualified personnel necessary for the development of its business. The Company's anticipated growth is expected to place increased demands on the Company's resources and will likely require the addition of new management personnel and the development of additional expertise by existing management personnel. Loss of the services of, or failure to recruit in a timely manner, key technical and management personnel could be significantly detrimental to the Company's product development programs or otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

VOLATILITY OF STOCK PRICE

         The market price of the shares of Common Stock, like that of the common stock of many other semiconductor companies, has been and is likely to be highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market price of the Common Stock could be subject to significant fluctuations in response to quarter-to-quarter variations in the Company's anticipated or actual operating results, announcements of new products, technological innovations or setbacks by the Company or its competitors, conditions in the semiconductor and PC industries, unanticipated shifts in the notebook PC market or industry standards, loss of customers, changes in DRAM pricing, the commencement of, developments in or outcome of litigation, changes in or the failure by the Company to meet estimates of the Company's performance by securities analysts, market conditions for high technology stocks in general, and other events or factors.

NEOMAGIC CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED JANUARY 31,                                 1998         1997         1996
-------------------------------------------------------------------------------------------
(in thousands, except per share data)
Net sales                                            $  124,654     $  40,792    $    243

Cost of sales                                            73,171        28,650         165
                                                     --------------------------------------
Gross margin                                             51,483        12,142          78

Operating expenses:
  Research and development                               16,091         8,606       4,934
  Sales, general and administrative                      12,290         6,522       1,606
  Legal costs                                                 -        (1,503)        610
                                                     --------------------------------------
               Total operating expenses                  28,381        13,625       7,150

Income (loss) from operations                            23,102        (1,483)     (7,072)

Other income (expense), net:
  Interest income and other                               2,643         1,366         385
  Interest expense                                       (1,298)       (1,046)       (182)
                                                     --------------------------------------
Income (loss) before income taxes                        24,447        (1,163)     (6,869)

Provision for income taxes                                3,667             -           -
                                                     --------------------------------------

Net income (loss)                                     $  20,780     $  (1,163)   $ (6,869)
                                                     --------------------------------------
                                                     --------------------------------------


Pro forma basic net income (loss) per share           $     .95     $    (.07)
Pro forma diluted net income (loss) per share         $     .82     $    (.07)

Weighted common shares outstanding                       21,924        17,238
Weighted common shares outstanding assuming
    dilution                                             25,336        17,238



See accompanying notes.

NEOMAGIC CORPORATION
CONSOLIDATED BALANCE SHEETS


JANUARY 31,                                                                   1998               1997
--------------------------------------------------------------------------------------------------------
(in thousands, except share and per share data)
ASSETS
Current assets:
  Cash and cash equivalents                                                   $ 35,004          $ 13,458
  Restricted cash equivalents                                                        -             2,224
  Short-term investments                                                        36,016                 -
  Accounts receivable, less allowance for doubtful accounts of
      $132 at January 31, 1998 and $25 at January 31, 1997                      11,236             2,205
  Inventory                                                                      9,342             5,237
  Other current assets                                                           3,730               344
                                                                              --------------------------
            Total current assets                                                95,328            23,468

Property, plant and equipment, net                                               6,232             3,395
Deferred tax assets                                                              5,669                 -
Other assets                                                                       354               601
                                                                              --------------------------

             Total assets                                                     $107,583          $ 27,464
                                                                              --------------------------
                                                                              --------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Working capital line of credit                                              $ 21,041          $ 14,224
  Accounts payable                                                               9,490             5,175
  Accrued expenses                                                              10,652             1,617
  Current obligations under capital leases                                         627             1,054
                                                                              --------------------------
             Total current liabilities                                          41,810            22,070

Long-term obligations under capital leases and other                               646             1,194
                                                                              --------------------------
             Total liabilities                                                  42,456            23,264
Commitments and contingencies
Stockholders' equity:
  Noncumulative convertible preferred stock, $.001 par value:
      Authorized shares 2,000,000 at January 31, 1998 and 12,868,315 at January 31, 1997
      Issued and outstanding shares - none at January 31, 1998 and
         12,259,614 at January 31, 1997                                              -                12
  Common stock, $.001 par value:
       Authorized shares - 60,000,000
       Issued and outstanding shares - 24,204,602 at January 31, 1998
          and 8,072,591 at January 31, 1997                                         24                 8
  Additional paid-in-capital                                                    61,263            20,471
  Notes receivable from stockholders                                              (559)             (822)
  Deferred compensation                                                         (2,801)           (1,889)
 Retained earnings  (Accumulated deficit)                                        7,200           (13,580)
                                                                              --------------------------
             Total stockholders' equity                                         65,127             4,200
                                                                              --------------------------

             Total liabilities and stockholders' equity                       $107,583          $ 27,464
                                                                              --------------------------
                                                                              --------------------------

See accompanying notes.

NEOMAGIC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED JANUARY 31,                                                      1998          1997          1996
---------------------------------------------------------------------------------------------------------------
(in thousands)
OPERATING ACTIVITIES:
Net income (loss)                                                         $20,780        $ (1,163)    $  (6,869)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
     Depreciation and amortization                                          1,679             813           528
     Amortization of deferred compensation                                    776             375             -
     Tax benefit from employee stock options                                  750               -             -
     Deferred taxes                                                        (8,571)              -             -
     Changes in operating assets and liabilities:
           Accounts receivable                                             (9,031)         (2,067)         (138)
           Inventory                                                       (4,105)         (4,906)         (331)
           Other current assets                                              (485)           (163)          (46)
           Other assets                                                       248            (482)         (103)
           Accounts payable                                                 4,315           4,606           314
           Accrued expenses                                                 9,035             (82)          232
                                                                         --------------------------------------
Net cash provided by (used for) operating activities                       15,391          (3,069)       (6,413)
                                                                         --------------------------------------
                                                                         --------------------------------------

INVESTING ACTIVITIES
     Purchases of property, plant and equipment                            (4,516)         (3,105)         (728)
     Purchases of short-term investments                                  (58,649)              -             -
     Maturities of short-term investments                                  22,633               -             -
                                                                         --------------------------------------
Net cash used for investing activities                                    (40,532)         (3,105)         (728)
                                                                         --------------------------------------
                                                                         --------------------------------------

FINANCING ACTIVITIES
     Proceeds from sale leaseback liability                                     -           1,689         1,243
     Payments on lease obligations                                           (975)           (966)         (639)
     Proceeds from working capital line of credit                          59,760          27,941           414
     Payments on working capital line of credit                           (52,943)        (14,131)            -
     Net proceeds from issuances of noncumulative convertible
         preferred stock                                                        -               -         8,047
     Net proceeds from issuance of common stock                            38,358             446            51
     Payments received from notes receivable from stockholders                263
     Amounts held as restricted cash equivalents                                -          (2,224)            -
     Release of amounts held as restricted cash equivalents                 2,224               -             -
                                                                         --------------------------------------
Net cash provided by financing activities                                  46,687          12,755         9,116
                                                                         --------------------------------------
                                                                         --------------------------------------
Net increase in cash and cash equivalents                                  21,546           6,581         1,975
Supplemental schedules of cash flow information
     Cash and cash equivalents at beginning of period                      13,458           6,877         4,902
                                                                         --------------------------------------
     Cash and cash equivalents at end of period                          $ 35,004        $ 13,458      $  6,877
                                                                         --------------------------------------
                                                                         --------------------------------------
     Cash paid during the year for:
          Interest                                                      $   1,298        $  1,045      $    153
          Taxes                                                         $   6,964        $      -      $      -

Supplemental schedules of noncash investing and financing activities
          Issuance of common stock in exchange for promissory notes     $      -         $    592     $     219
          Deferred compensation                                         $   1,688        $  2,264     $       -

See accompanying notes.

NEOMAGIC CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                 NONCUMULATIVE
                                                                  CONVERTIBLE
                                                                PREFERRED STOCK       COMMON STOCK
                                                              --------------------  -----------------
                                                                 SHARES       AMT      SHARES     AMT
-----------------------------------------------------------------------------------------------------
(in thousands, except share data)

Balance at January 31, 1995                                      9,439,614    $  9   6,183,030   $  6
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

Issuance of Series D preferred stock, net of issuance costs
 of $18                                                          2,820,000       3          --     --
Issuance of common stock under stock option plan                        --      --   1,008,257      1
Repurchase of common stock at cost and payments on
 promissory notes                                                       --      --    (268,654)    --
Net loss                                                                --      --          --     --
-----------------------------------------------------------------------------------------------------
Balance at January 31, 1996                                     12,259,614      12   6,922,633      7
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

Issuance of common stock under stock option plan                        --      --   1,465,750      1
Repurchase of common stock at cost and payments on
 promissory notes                                                       --      --    (315,792)    --
Payment of promissory note                                              --      --          --     --
Deferred compensation relating to stock options                         --      --          --     --
Amortization of deferred compensation relating to stock
 options                                                                --      --          --     --
Net loss                                                                --      --          --     --
-----------------------------------------------------------------------------------------------------
Balance at January 31, 1997                                     12,259,614      12   8,072,591      8
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

Issuance of common stock in conjunction with initial public
 offering                                                               --      --   3,475,000      4
Conversion of preferred stock to common stock in conjunction
 with initial public offering                                  (12,259,614)    (12) 12,259,614     12
Exercise of warrants                                                    --      --     206,498     --
Issuance of common stock under stock option plan                        --      --     167,725     --
Issuance of common stock under employee stock purchase plan             --      --      35,987     --
Repurchase of common stock at cost                                      --      --     (12,813)    --
Payment on promissory notes                                             --      --          --     --
Deferred compensation relating to stock options                         --      --          --     --
Amortization of deferred compensation relating to stock
 options                                                                --      --          --     --
Tax benefit attributable to stock options                               --      --          --     --
Net income                                                              --      --          --     --
-----------------------------------------------------------------------------------------------------
Balance at January 31, 1998                                             --    $ --  24,204,602   $ 24
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

                                                                          NOTES                        RETAINED
                                                              ADD'L     RECEIVABLE                     EARNINGS         TOTAL
                                                              PAID-IN      FROM         DEFERRED     (ACCUMULATED   STOCKHOLDERS'
                                                               CAPITAL  STOCKHOLDERS   COMPENSATION     DEFICIT)        EQUITY
(in thousands, except share data)
---------------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1995                                   $ 9,008     $(162)        $    --        $ (5,548)       $ 3,313
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

Issuance of Series D preferred stock, net of issuance costs
 of $18                                                         8,044        --              --              --          8,047
Issuance of common stock under stock option plan                  262      (219)             --              --             44
Repurchase of common stock at cost and payments on
 promissory notes                                                 (12)       19              --              --              7
Net loss                                                           --        --              --          (6,869)        (6,869)
---------------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1996                                    17,302      (362)             --         (12,417)         4,542
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

Issuance of common stock under stock option plan                  997      (592)             --              --            406
Repurchase of common stock at cost and payments on
 promissory notes                                                 (92)      109              --              --             17
Payment of promissory note                                         --        23              --              --             23
Deferred compensation relating to stock options                 2,264        --          (2,264)             --             --
Amortization of deferred compensation relating to stock
 options                                                           --        --             375              --            375
Net loss                                                           --        --              --          (1,163)        (1,163)
---------------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1997                                    20,471      (822)         (1,889)        (13,580)         4,200
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

Issuance of common stock in conjunction with initial public
 offering                                                      37,756        --              --              --         37,760
Conversion of preferred stock to common stock in conjunction
 with initial public offering                                      --        --              --              --             --
Exercise of warrants                                               --        --              --              --             --
Issuance of common stock under stock option plan                  259        --              --              --            259
Issuance of common stock under employee stock purchase plan       367        --              --              --            367
Repurchase of common stock at cost                                (28)       --              --              --            (28)
Payment on promissory notes                                        --       263              --              --            263
Deferred compensation relating to stock options                 1,688        --          (1,688)             --             --
Amortization of deferred compensation relating to stock
 options                                                           --        --             776              --            776
Tax benefit attributable to stock options                         750        --              --              --            750
Net income                                                         --        --              --          20,780         20,780
---------------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1998                                   $61,263     $(559)        $(2,801)       $  7,200        $65,127
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

See accompanying note.

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

         NeoMagic Corporation (the "Company") was incorporated on May 26, 1993 in California and reincorporated in Delaware on February 13, 1997. The Company designs, develops and markets multimedia accelerator solutions for sale to notebook PC manufacturers. The Company's MagicWare technology integrates large DRAM memory with analog and logic circuitry to provide a high performance multimedia solution on a single chip.

BASIS OF PRESENTATION

         As of January 1996, the Company adopted a fiscal reporting period consisting of a fifty-two week period ending on the Sunday closest to the January month end. Fiscal years 1996, 1997 and 1998 ended on January 28, 26 and 25, respectively. Fiscal year 1999 will be a fifty-three week fiscal year ending on January 31, 1999. For convenience, the accompanying financial statements have been presented as ending on the last day of the calendar month.

PRINCIPALS OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, NeoMagic Japan (KK) and NeoMagic International. All significant intercompany balances and transactions have been eliminated.

RISKS AND UNCERTAINTIES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

         All of the Company's products are currently manufactured by two companies in Japan, each under the terms of a five-year wafer supply agreement. A manufacturing disruption experienced by either of the Company's manufacturing partners could impact the production of the Company's products for a substantial period of time, which could have a material adverse effect on the Company's business, financial condition and results of operations.

         Under the wafer supply agreements, the Company must provide rolling 12-month forecasts of anticipated purchases and place binding purchase orders four months prior to shipment. This limits the Company's ability to react to fluctuations in demand for its products, which can be unexpected and dramatic. To the extent the Company cannot accurately forecast the number of wafers required, it may have either a shortage or an excess supply of wafers, which could have an adverse effect on the Company's financial condition and results of operations.

FOREIGN CURRENCY TRANSACTIONS

         Foreign operations are measured using the U.S. dollar as the functional currency. Accordingly, monetary accounts are measured using the foreign exchange rate at the balance sheet date. Operating accounts and nonmonetary balance sheet accounts are remeasured at the rate in effect at the date of transaction. The effects of foreign currency remeasurement are reported in current operations and have not been material to date.

DERIVATIVE FINANCIAL INSTRUMENTS

         The Company utilizes derivative financial instruments to hedge wafer inventory purchases which are priced in yen. The Company utilizes foreign currency forward contracts and options to minimize foreign currency fluctuation exposures related to these purchase commitments. The Company does not use derivative financial instruments for speculative or trading purposes. The Company's accounting policy for these instruments is based on the Company's designation of such instruments as a hedge transaction. The criteria the Company uses for designating an instrument as a hedge include its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on currency forward contracts and options that are designated as hedges, for which a firm commitment has been attained, are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on any instrument not meeting the above criteria would be recognized in income in the current period. If an underlying hedged transaction is terminated earlier than initially anticipated, the offsetting gain or loss on the related derivative instrument would be recognized in income in the same period. Subsequent gains or losses on the related derivative instrument would be recognized in income in each period until the instrument matures, is terminated or sold.

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


CASH AND CASH EQUIVALENTS

         Cash equivalents consist of highly liquid financial instruments, consisting of investments in money market funds, commercial paper and municipal bonds with original maturities of 90 days or less at the time of acquisition.

         Management classifies investments as available-for-sale or held-to-maturity at the time of purchase and periodically reevaluates such designations. Investments in marketable equity securities and debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized to interest income over the life of the investment. Debt securities not classified as held-to-maturity are classified as available-for-sale and are reported at fair value. Unrecognized gains or losses on available-for-sale securities are included, net of tax, in stockholders' equity until their disposition. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in other income (expense), net. The cost of securities sold is based on the specific identification method.

         While the Company's intent is to hold debt securities to maturity, they are classified as available-for-sale because the sale of such securities may be required prior to maturity. All are stated at cost, which approximates fair market value as of January 31, 1998 and 1997, and consist of the following (in thousands):

JANUARY 31,                                                     1998           1997
------------------------------------------------------------------------------------
Cash equivalents:
       Money market funds                                   $      5,272   $     6,803
       Commercial paper                                           24,197         6,594
       Municipal bonds                                                 -           800
                                                            --------------------------
                Total                                       $     29,469   $   14,197
                                                            --------------------------
                                                            --------------------------

Short-term investments:
        Medium term notes                                   $     11,158   $        -
        U.S. Government agencies                                   8,082            -
        Corporate bonds                                            7,148            -
        Corporate notes                                            5,602            -
        Market auction preferreds                                  2,028            -
        Foreign debt securities                                    1,011            -
        Commercial paper                                             987            -
                                                            --------------------------
                     Total                                  $     36,016   $        -
                                                            --------------------------
                                                            --------------------------

         The above amounts for cash equivalents include $254,000 and $1,970,000 of money market funds and commercial paper, respectively, classified as restricted cash equivalents which were required to be maintained under the working capital line of credit as of January 31, 1997.

         Gross unrealized gains and losses on available-for-sale securities at January 31, 1998 and 1997 and gross realized gains and losses on sales of available-for-sale securities in fiscal 1998, 1997 and 1996 were immaterial.

INVENTORY

         Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out method.

PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful life of the respective assets, generally three to five years or, in the case of property under capital leases, over the lesser of the useful life of the assets or lease term.

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


REVENUE RECOGNITION

         Revenue from product sales is recognized upon shipment, net of estimated returns. Revenue on shipment to distributors are deferred until the products are sold by the distributor.

CONCENTRATION OF CREDIT RISK

         The Company sells its products to notebook PC OEMs as well as to third-party system manufacturers who design and manufacture notebook PC's on behalf of the brand name OEMs. The Company performs continuing credit evaluations of its customers and, generally, does not require collateral. Letters of credit may be required from its customers in certain circumstances.

RESEARCH AND DEVELOPMENT EXPENSES

         Expenditures for research and development are expensed as incurred. In connection with the Company's product development efforts, it develops software (none of which is separately sold) that enable the Company's multimedia accelerator products to work with various personal computer operating systems. The development of such software generally occurs in parallel with the related accelerator product development and, accordingly, is expensed as incurred.

STOCK-BASED COMPENSATION

         In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company adopted SFAS 123 in fiscal 1997. The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25, and has adopted the "disclosure only" alternative described in SFAS 123.

EARNINGS PER SHARE

         In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaces the calculation of primary and fully diluted earnings per share with basic and diluted earning per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to fully diluted earnings per share.

RECENT ACCOUNTING PRONOUNCEMENTS

         The Company intends to adopt Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS 130") and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," ("SFAS 131") in fiscal 1999. Both will require additional disclosure but will not have a material effect on the Company's financial position or results of operations. SFAS 130 will first be reflected in the Company's first quarter of fiscal 1999 interim financial statements. Components of comprehensive income include items such as net income and changes in the value of available-for-sale securities. SFAS 131 requires segments to be determined based on how management measures performance and makes decisions about allocating resources. SFAS 131 will first be reflected in the Company's fiscal 1999 Annual Report.

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


2.  SUMMARIZED BALANCE SHEET DETAILS

JANUARY 31,                                                 1998                1997
------------------------------------------------------------------------------------------
(in thousands)
Inventory:
   Raw materials                                      $             989   $            464
   Work in process                                                1,904                948
   Finished goods                                                 6,449              3,825
                                                      ------------------------------------
Total                                                 $           9,342   $          5,237
                                                      ------------------------------------
                                                      ------------------------------------


Property, plant and equipment:
   Computer equipment and software                    $           8,017    $         4,288
   Furniture and fixtures                                           917                495
   Machinery and equipment                                          645                280
                                                      ------------------------------------
Total                                                             9,579              5,063
   Less accumulated depreciation and amortization                (3,347)            (1,668)
                                                      ------------------------------------
Property, plant and equipment, net                    $           6,232    $         3,395
                                                      ------------------------------------
                                                      ------------------------------------
Accrued Expenses:
   Compensation and related benefits                  $           3,005    $         1,141
    Income taxes                                                  4,524
   Other accruals                                                 3,123                476
                                                      ------------------------------------
Total                                                 $          10,652    $         1,617
                                                      ------------------------------------
                                                      ------------------------------------


3.  EARNINGS PER SHARE

         In February 1998, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 98 ("SAB 98"). Under SAB 98, certain shares of convertible preferred stock, options and warrants to purchase common stock, issued at prices substantially below the per share price sold in the Company's initial public offering in March 1997, previously included in the computation of shares outstanding pursuant to Staff Accounting Bulletins Nos. 55, 64 and 83 are now excluded from the computation. Basic and diluted earnings per share have been retroactively restated to apply the requirements of SAB 98.

Per share information calculated on this basis is as follows:


YEAR ENDED JANUARY 31,                          1998           1997          1996
-------------------------------------------------------------------------------------
(in thousands, except per share amounts)
Numerator:
   Net income (loss)                         $  20,780       $  (1,163)    $  (6,869)
                                             ----------------------------------------
                                             ----------------------------------------
Denominator:
   Denominator for basic earnings per
      share - weighted-average shares           20,361           4,978         2,665
   Effect of dilutive securities:
       Employee stock options                    3,227               -             -
        Warrants                                   185               -             -
        Convertible preferred stock              1,563               -             -
                                             ----------------------------------------
   Dilutive potential common shares              4,975               -             -
                                             ----------------------------------------

      Denominator for diluted earnings per
          share - adjusted weighted-average
          shares and assumed conversions        25,336           4,978         2,665
                                             ----------------------------------------
                                             ----------------------------------------

Basic earnings per share                     $    1.02      $     (.23)    $   (2.58)
Diluted earnings per share                   $     .82      $     (.23)    $   (2.58)

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         The pro forma basic and pro forma diluted net income (loss) per share presented in the statements of operations has been computed as described above and also gives effect, even if antidilutive, to 12,259,614 preferred shares that were automatically converted to common stock upon the closing of the Company's initial public offering in March 1997, using the if-converted method.

4. DERIVATIVE FINANICAL INSTRUMENTS

         Outstanding notional amounts of derivative financial instruments at January 31, 1998 were $42.8 million and $15 million for currency forward contracts and currency options, respectively. While the contract or notional amounts provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contract) are generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of the Company.

         The estimated fair value of currency forward contracts and currency options were $(1.3) million and $388,000, respectively, at January 31, 1998.

5. WORKING CAPITAL LINE OF CREDIT

         The Company maintained a revolving credit agreement ("Credit Agreement") with Mitsubishi International that provided extended credit terms to finance wafer inventory purchases. For periods prior to January 31, 1997, the agreement permitted 90 day extended credit terms and the interest rate was based on the lender's internal interest rate which was required to be at least 1.5% below the prime rate on the date of invoice, approximately 30 days after receipt of wafers. The Company also paid a commission of 1.25% to 2.00% based on the lending level during the prior calendar quarter. Effective January 31, 1997, Mitsubishi International's sole compensation for financing of the wafer purchases was a commission of 1.75% of wafer purchases and the extended credit terms was amended to 60 days. The Credit Agreement contains standard events of default which if triggered can permit Mitsubishi International to declare all amounts outstanding under the Credit Agreement due and payable. Effective January 5, 1998, in exchange for a reduction in the commission rate the Company and Mitsubishi International amended the agreement such that for shipments subsequent to January 31, 1998, payment for wafers must be made 30 days subsequent to shipment.

6. OBLIGATIONS UNDER CAPITAL LEASES

         The Company has entered into various capital leases, including sale and leaseback transactions to finance purchases of property, plant and equipment, software and masks. Obligations under capital leases represent the present value of future payments under the equipment lease agreements. Under the terms of the lease agreements, warrants to purchase the Company's common stock were granted as described in Note 8. Property, plant and equipment includes the following amounts for leases that have been capitalized:

JANUARY 31,                                                        1998               1997
--------------------------------------------------------------------------------------------
(in thousands)
Property, plant and equipment under capital lease             $       1,609      $      2,686
Accumulated amortization                                               (977)           (1,474)
                                                              -------------------------------
Net property, plant and equipment under capital lease         $         632      $      1,212
                                                              -------------------------------
                                                              -------------------------------

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Future minimum payments under capital leases consist of the following at January 31, 1998:

FISCAL YEAR ENDING JANUARY 31,
-----------------------------------------------------------------
(in thousands)
1999                                                      $   730
2000                                                          660
2001                                                           53
                                                          -------
Total minimum lease payments                                1,443
Amount representing interest                                  170
                                                          -------
Present value of net minimum lease payments                 1,273
Less current portion                                          627
                                                          -------
Long-term portion                                         $   646
                                                          -------
                                                          -------


7. INCOME TAXES

         The provision in fiscal 1998, 1997 and 1996 consist of the following:


YEAR ENDED JANUARY 31,                                  1998           1997         1996
--------------------------------------------------------------------------------------------
(in thousands)
Current:
   Federal                                           $  11,300       $      -      $       -
   State                                                   938              -              -
                                                     ---------------------------------------
                                                        12,238              -              -
Deferred:
   Federal                                              (7,870)             -              -
   State                                                  (701)             -              -
                                                     ---------------------------------------
                                                        (8,571)             -              -
                                                     ---------------------------------------
Total provision for income taxes                     $   3,667       $      -      $       -
                                                     ---------------------------------------
                                                     ---------------------------------------

         The Company's effective income tax provision differs from the federal statutory rate of 35% due to the following:

YEAR ENDED JANUARY 31,                                  1998                  1997                  1996
------------------------------------------------------------------------------------------------------------
(in thousands except percentages)
Pretax income (loss)                               $   24,447          $      (1,163)          $      6,869
Federal statutory rate                                     35%                    35%                    35%
Expected tax (benefit)                                  8,556                   (407)                (2,404)
State taxes (net of federal benefit)                      154                      -                      -
                                                                                   -                      -
Utilization of research and
    development tax credits                              (844)                     -                      -
Net operating loss not benefited                                -                407                  2,404
Utilization of net operating losses
     not previously benefited                          (4,199)                     -                      -
                                                   ----------------------------------------------------------
Provision for income taxes                         $    3,667          $           -           $          -
                                                   ----------------------------------------------------------
                                                   ----------------------------------------------------------

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

YEAR ENDED JANUARY 31,                                 1998                   1997
--------------------------------------------------------------------------------------
(in thousands)
Deferred tax assets:
    U.S. net operating loss carryforwards          $          -            $     4,800
    Research credit carryforwards                             -                    500
    Capitalized research and development                    490                    400
    Losses from foreign operations                        4,505                      -
    Reserves and accruals                                 2,835                      -
    Other                                                   741                      -
                                                   -----------------------------------
Total deferred tax assets                                 8,571                  5,700
Valuation allowance                                           -                 (5,700)
                                                   -----------------------------------
Net deferred tax asset                             $      8,571            $         -
                                                   -----------------------------------
                                                   -----------------------------------

         The valuation allowance decreased by $5.7 million and increased by $700,000 in fiscal 1998 and 1997, respectively. Losses from foreign operations for fiscal 1998 were $12.9 million.

8.  STOCKHOLDERS' EQUITY

INITIAL PUBLIC OFFERING

         In March 1997, the Company completed an initial public offering of 3,475,000 shares of common stock. The Company received net proceeds of $37.8 million. In connection with the initial public offering, Series A, B, C and D preferred stock, then outstanding, converted into 12,259,614 shares of common stock.

PREFERRED STOCK

         In December 1996, the Board of Directors approved an amendment to the Certificate of Incorporation to allow the issuance of up to 2,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights of those shares without any further vote or action by the stockholders.

WARRANTS

          The Company granted warrants in connection with certain lease arrangements. The Company had the following warrants outstanding at January 31, 1998 to purchase shares of common stock:

NUMBER OF       EXERCISE PRICE     DATE
SHARES             PER SHARE       ISSUED           EXPIRATION OF WARRANTS
-----------------------------------------------------------------------------
       43,200        $0.625        5/94                     March 2002
       36,666        $1.50         7/94                     March 2002
       15,789        $2.85         8/95                     March 2002
       ------
       95,655

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


STOCK PLAN

         In July 1993, the Company adopted the 1993 Stock Plan (the "Plan") whereby the Board of Directors may grant incentive stock options, nonstatutory stock options and stock purchase rights to employees, consultants and directors. The Company has reserved 7,775,000 shares of common stock for issuance under the Plan. Unless terminated sooner, the Plan will terminate automatically in December 2003. Vesting provisions for stock purchase rights and options granted under the Plan are determined by the Board of Directors. Stock options expire no later than ten years from the date of grant. In the event of voluntary or involuntary termination of employment with the Company for any reason, with or without cause, all unvested options are forfeited and all vested options must be exercised within a thirty-day period or they are forfeited. Certain of the options and stock purchase rights are exercisable immediately upon grant. However, common shares issued on exercise of options prior to vesting are subject to repurchase by the Company if the holder is no longer employed by the Company. As of January 31, 1998, 1,131,540 shares of common stock were subject to this repurchase provision. Other options granted under the Plan are exercisable during their term in accordance with the vesting schedule set out in the notice of grant.

         A summary of the Company's stock option activity, and related information for the three years ended January 31, 1998 follows:

                                                           NUMBER OF       WEIGHTED AVERAGE
                                                           SHARES          EXERCISE PRICE
                                                           (OPTIONS)
------------------------------------------------------------------------------------------
Balance at January 31, 1995                                     317,520         $   .15
    Granted                                                   1,448,100             .27
    Exercised                                                (1,008,257)            .26
    Canceled                                                   (182,863)            .22
                                                           -----------------------------
Balance at January 31,1996                                      574,500             .22
    Granted                                                   3,385,000            3.02
    Exercised                                                (1,465,750)            .61
    Canceled                                                    (53,000)            .77
                                                           -----------------------------
Balance at January 31, 1997                                   2,440,750            3.86
    Granted                                                   1,446,000           13.68
    Exercised                                                  (167,725)           1.54
    Canceled                                                    (56,000)           6.32
                                                           -----------------------------
Balance at January 31, 1998                                   3,663,025         $  7.80

         At January 31, 1998, options to purchase 403,975 shares of common stock were vested at prices ranging from $.15 to $21.81 and 1,050,200 shares of common stock were available for future grants under the Plan.

         The following table summarizes information about stock options outstanding at January 31, 1998:

                                                  OPTIONS OUTSTANDING AND EXERCISABLE
                                      -------------------------------------------------------------
                                                               WEIGHTED AVERAGE
                                                               REMAINING            WEIGHTED
                                                               CONTRACTUAL          AVERAGE
RANGE OF EXERCISE PRICES                NUMBER OUTSTANDING     LIFE                 EXERCISE PRICE
-------------------------------------------------------------------------------------------------
$0.15 - $0.80                                        874,299         8.04           $      0.73
$1.00 - $ 3.50                                       349,826         8.62                  2.35
$7.50                                              1,198,900         8.94                  7.50
$9.60 - $13.31                                       439,000         9.39                 12.33
$13.50 - $15.20                                      372,000         9.79                 14.41
$15.40 - $21.81                                      429,000         9.62                 17.14
                                                   --------------------------------------------
                                                   3,663,025         8.92           $      7.80
                                                   --------------------------------------------
                                                   --------------------------------------------

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

STOCK-BASED COMPENSATION

         The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock awards because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation is recognized.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

         In fiscal 1998, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model using a dividend yield of 0% and the following additional weighted-average assumptions. In fiscal 1997, the fair value for each option grant was estimated at the date of grant using the minimum value method using a dividend yield of 0% with the below weighted average assumptions. The minimum value method differs from methods designed to estimate the fair value of an option, such as the Black-Scholes option pricing model, because it does not consider the effect of expected volatility.

                                                                                      EMPLOYEE STOCK
                                                 EMPLOYEE OPTION PLANS                PURCHASE PLAN
YEAR ENDED JANUARY 31,                   1998                1997       1996                  1998
-------------------------------------------------------------------------------------------------------------
Risk-free interest rates                   5.9%              6.3%        5.6%                   5.5%
Volatility                                 .69                 -           -                    .74
Expected life of option in years           5.0               4.7         5.0                    0.6

         Had compensation costs been determined based upon the fair value at the grant date for awards under these plans, consistent with the methodology prescribed under SFAS 123, the Company's fiscal 1998 net income and earnings per share would have decreased by approximately $2.4 million, or $0.12 per share and $.09 per share for basic and diluted earnings per share, respectively. The Company's fiscal 1997 net loss and net loss per share would have been increased by approximately $153,000, or $0.03 per share for both basic and diluted earnings per share. The Company's fiscal 1996 net loss and net loss per share would have been increased by approximately $4,000, with no effect on basic and diluted earnings per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period and stock purchased under the ESPP is amortized over the six month purchase period. The effects on pro forma disclosure of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosure of future years. Because SFAS 123 is applicable only to options granted subsequent to January 31, 1995, the pro forma effect will not be fully reflected until fiscal 1999.

         The basic and diluted net income (loss) per share above does not assume the conversion of preferred stock effective upon the closing of the Company's initial public offering and is calculated using the weighted average number of shares of common stock outstanding as described in Note 1.

         The weighted average fair value of options granted during fiscal 1998 and 1997 with exercise prices less than the market price at the date of grant is $12.55 and $1.28 per share, respectively. The weighted average fair value of options granted during fiscal 1998, 1997 and 1996 with exercise prices equal to the market price at the date of grant is, $8.39, $2.00 and $.06 per share, respectively.

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


DEFERRED STOCK COMPENSATION

         In connection with the grant of certain stock options to employees in fiscal 1998 and 1997, the Company recorded deferred compensation of $1,688,000 and $2,264,000, respectively for the difference between the fair value of common stock for accounting purposes and the option exercise price at the date of grant. Such amount is presented as a reduction of stockholders' equity and is amortized ratably over the vesting period of the related options.

EMPLOYEE STOCK PURCHASE PLAN

         The Company's 1997 Employee Stock Purchase Plan (the "1997 Purchase Plan") was adopted by the Board of Directors in December 1996. A total of 500,000 shares of common stock has been reserved for issuance under the 1997 Purchase Plan. The 1997 Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and has consecutive and overlapping twenty-four month offering periods that begin every six months. The 1997 Purchase Plan commenced after the completion of the initial public offering. Each twenty-four month offering period includes four six-month purchase periods, during which payroll deductions are accumulated and at the end of which, shares of common stock are purchased with a participant's accumulated payroll deductions. The 1997 Purchase Plan permits eligible employees to purchase common stock through payroll deductions of up to 10% of the employee's compensation. The price of common stock to be purchased under the 1997 Purchase Plan is 85% of the lower of the fair market value of the common stock at the beginning of the offering period or at the end of the relevant purchase period.

         In fiscal 1998, 35,987 shares of common stock at a price of $10.20 per share were issued under the 1997 Purchase Plan. Shares available for purchase under the Purchase Plan were 464,013 at January 31, 1998.

9.  SAVINGS PLAN

         The Company maintains a savings plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may contribute up to 20% of their pre- tax salaries per year, but not more than the statutory limits.

10.  COMMITMENTS AND CONTINGENCIES

COMMITMENTS

         In May 1996, the Company moved its principal headquarters to a new facility in Santa Clara, California, under a noncancellable operating lease that expires in April 2003. In January 1998 the Company entered into a second noncallellable operating lease for the building adjacent to its principal headquarters. This lease has a co-terminous provision with the original lease expiring on April 2003. The Company also leases sales offices in Texas and Taiwan under operating leases that expires in February 1999 and April 1999, respectively. Future minimum lease payments under operating leases at January 31, 1998, are as follows:

FISCAL YEAR ENDING JANUARY 31
-------------------------------------------
(in thousands)
1999                                 1,911
2000                                 1,905
2001                                 1,940
2002                                 1,994
2003                                 2,048
Thereafter                             520
                                  --------
Total minimum lease payments       $10,318
                                  --------
                                  --------

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


         Rental expense under operating leases was $988,000, $647,000 and $97,000 in fiscal 1998, 1997 and 1996, respectively.

         In fiscal 1997, the Company began subletting a portion of its main operating facility under operating leases expiring through March 1998. This sublease was terminated in October 1997, prior to the expiration date of the sublease. Rental income related to this sublease in fiscal 1998 and 1997 was $168,000 and $175,000, respectively.

         In January 1998, the Company signed an additional sublease agreement. As of January 31, 1998, future minimum rentals to be received under this noncancellable sublease totaled $340,000 and $15,000, in fiscal 1999 and 2000, respectively.

 CONTINGENCIES

         In February 1997, Cirrus Logic sent the Company written notice asserting that the Company's MagicGraph128, MagicGraph128V and MagicGraph128ZV products infringe three United States patents held by Cirrus Logic. Since receiving the notice of alleged infringement, the Company has advised Cirrus Logic that the Company does not believe that any of its products infringe any claims of the patents. The Company also has undergone a confidential external infringement review and has conducted its own internal infringement review, and the Company continues to believe that the Cirrus Logic infringement allegations are unfounded. However, there can be no assurances that Cirrus Logic will not file a lawsuit against the Company or that the Company would prevail in any such litigation. Any protracted litigation by Cirrus Logic or the success of Cirrus Logic in any such litigation could have a material and adverse effect on the Company's financial position or results of operations.

       Furthermore, the Company was notified by certain of its customers that a lawsuit had been filed and served by a holder of a United States patent asserting that the video/graphics subsystem in such customers' notebook PCs, which use the Company's MagicGraph128 and MagicGraph128V products, infringe certain claims of the patent. The Company may have certain indemnification obligations to customers with respect to the infringement of third-party intellectual property rights by its products. There can be no assurance that the Company's potential obligations to indemnify such customers will not have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that the Company's MagicGraph128 and MagicGraph128V products do not infringe any of the claims of such patent. The Company's belief is based upon a legal opinion from its patent counsel, Townsend and Townsend and Crew LLP. There can be no assurances that the Company or such customers would prevail in any patent litigation, or that such customers will continue to purchase the Company's products under the threat of litigation.

         In November 1994, one of the Company's competitors (the "plaintiff") filed an action against the Company and certain of its employees claiming among other things, breach of fiduciary duty, breach of and interference with contract and misappropriation of trade secrets. In June 1996, the litigation was dismissed and no amounts were required to be paid by the Company. The settlement agreement which gave rise to the dismissal did however include a non-solicitation provision and certain contingent cross-licensing provisions. In fiscal 1996 and 1995, the Company recorded charges to operations totaling $610,000 and $1,500,000, respectively, for estimated legal costs related to the litigation. In fiscal 1997, due to the dismissal of the litigation, legal costs were reduced by $1,503,000 due to the reversal of previously estimated legal fees.

11.  SIGNIFICANT CUSTOMERS AND EXPORT SALES

         In fiscal 1998, five customers accounted for 14.4%, 13.6%, 13.5%, 13.3% and 11.7%, respectively, of net sales. In fiscal 1997 three customers accounted for 31.6%, 19.8% and 14.6%, respectively, of net sales. In fiscal 1996, three customers accounted for 34.6%, 28.6% and 14.4%, respectively, of net sales. Net sales to customers in Asia-Pacific, Japan, United States and Europe totaled 50.3%, 29.7%, 16.8% and 3.2% respectively, of net sales in fiscal 1998 and 61.7%, 34.5% 3.8% and 0%, respectively, of net sales in fiscal 1997 and 82%, 8%, 10% and 0%, respectively, of net sales in fiscal 1996.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



The Board of Directors and Stockholders
NeoMagic Corporation

         We have audited the accompanying consolidated balance sheets of NeoMagic Corporation as of January 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NeoMagic Corporation at January 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.


                                                 ERNST & YOUNG LLP

San Jose, California
February 6, 1998

                                                          NeoMagic Corporation

BOARD OF DIRECTORS                EXECUTIVE OFFICERS AS OF APRIL 1, 1998      CORPORATE HEADQUARTERS
Kamran Elahian                    A VIRTUAL MEETING WITH MANAGEMENT           NeoMagic Corporation
CHAIRMAIN                         IS AVAILABLE AT THE NEOMAGIC WEB SITE:      3260 Jay Stree
                                  WWW.NEOMAGIC.COM                            Santa Clara, CA 95054
Prakash Agarwal                                                               Telephone 408-988-7020
PRESIDENT AND CHIEF EXECUTIVE
OFFICER
                                  Prakash Agarwal                             REGISTRAR AND TRANSFER AGENT
Brian Dougherty                   PRESIDENT AND CHIEF EXECUTIVE OFFICER       BankBoston, NA
PRESIDENT, WINK COMMUNICATIONS                                                c/o Boston EquiServe
                                  Kamran Elahian                              PO Box 8040
Irwin Federman                    CHAIRMAIN                                   Boston, MA 02266-8040
GENERAL PARTNER, U.S. VENTURE
PARTNERS
                                  Niall Bartlett                              LEGAL COUNSEL
James Lally                       VICE PRESIDENT CORPORATE MARKETING          Wilson, Sonsini, Goodrich &
PARTNER, KLEINER, PERKINGS,                                                   Rosati
CAUFIELD & BYERS                                                              650 Page Mill Road
                                  Daniel Hauck                                Palo Alto, CA 94304-1050
Michael Moritz                    VICE PRESIDENT, WORLDWIDE SALES
GENERAL PARTNER, SEQUOIA CAPITAL                                              INDEPENDENT AUDITORS
                                  Dr. Clement Leung                           Ernst & Young LLP
Klaus Wiemer                      VICE PRESIDENT, CORPORATE R&D               55 Almaden Boulevard
MEISSNER+WURST GMBH, STUTTGART,                                               San Jose, CA 95113
GERMANY
                                  Ron Jankov
                                  SENIOR VICE PRESIDENT AND GENERAL MANAGER,  COMMON STOCK
                                  MULTIMEDIA PRODUCTS DIVISION                Nasdaq Symbol:  NMGC

                                  Ibrahim Korgav                              INVESTOR RELATIONS
                                  VICE PRESIDENT MANUFACTURING OPERATIONS     www.neomagic.com

                                  Merle McClendon                             FORM 10-K
                                  VICE PRESIDENT FINANCE AND                  A copy of the Company's current
                                  CHIEF FINANCIAL OFFICER                     Form 10-K as filed with the
                                                                              Securitied and Exchange
                                                                              Commission may be obtained
                                  Kenneth Murray                              without charge by writing:
                                  VICE PRESIDENT HUMAN RESOURCES
                                                                              NeoMagic Corporation
                                  Deepraj Puar                                Investor Relations
                                  VICE PRESIDENT, TECHNOLOGY                  3260 Jay Street
                                                                              Santa Clara, CA 95054

                                                                              or by calling (408) 988-7020 X461

                                                                              or may be obtained through
                                                                              our website at www.neomagic.com

3260 Jay Street                                               [NeoMagic logo]
Santa Clara, CA 95054
Telephone 408 988 7020
Fax 408 988 7032
www.neomagic.com