Form 10-K, Exhibit 13
period 1999-01-31
NEOMAGIC CORP
filed 1999-04-30
CIK 1030485

                                                             Exhibit 13.1

NEOMAGIC'S VISION, SINCE OUR FOUNDING, HAS BEEN TO PROVIDE SEMICONDUCTOR SOLUTIONS THAT BRING THE EXCITEMENT OF HIGH-PERFORMANCE MULTIMEDIA CONTENT TO MOBILE USERS. BASED ON INNOVATIVE MAGICWARE TECHNOLOGY AND TWO SUCCESSFUL PRODUCT FAMILIES, WE HAVE RISEN TO A POSITION OF LEADERSHIP IN

THE NOTEBOOK PC MULTIMEDIA ACCELERATOR MARKET, ENABLING A NEW GENERATION OF THIN-AND-LIGHT MULTIMEDIA NOTEBOOK PCS. WITH THIS AS OUR FOUNDATION, WE NOW EXTEND OUR ACTIVITIES TO NEW MARKET OPPORTUNITIES THAT ARISE IN THE
INTERNET AGE.

NEOMAGIC'S INNOVATIVE TECHNOLOGIES FOR IMAGE PROCESSING, REAL-TIME MPEG-2 ENCODING, AND LOW-POWER SINGLE-CHIP EMBEDDED MEMORY SOLUTIONS CAN OFFER ECONOMICAL WEB-FRIENDLY DIGITAL CAMERAS FOR THE CAPTURE OF MULTIMEDIA
CONTENT FOR A RICH INTERNET EXPERIENCE ON MOBILE PLATFORMS.
WE SEE THE DVD BECOMING A COMMON MEDIA FOR PC DATA, FOR IN-HOME AND PORTABLE CONSUMER VIDEO AND AUDIO ENTERTAINMENT SYSTEMS, FOR ELECTRONIC GAME SYSTEMS, AND MANY OTHER MULTIMEDIA DATA INTENSIVE APPLICATIONS, WHERE NEOMAGIC'S EMBEDDED DRAM TECHNOLOGY CAN OFFER VALUE-ADDED SEMICONDUCTOR
SOLUTIONS FOR DVD DRIVE MANUFACTURERS.

To Our Stockholders:

NeoMagic's fiscal year ended January of 1999 (fiscal 1999) was our second year as a publicly held company, and was again a year of exceptional financial and business results, and continued growth and progress. We achieved higher revenue, higher operating profits, and greater market share in each successive quarter of the fiscal year.

We successfully launched a new family of products in our existing line of multimedia accelerators for notebook computers, and grew to be the leading supplier of notebook multimedia ICs worldwide. We believe our success stems from the combination of our proprietary MagicWare-TM- embedded DRAM technology, our focus on mobility, and our broad product offering in the MagicGraph-Registered Trademark-128 and MagicMedia-TM- 256 families of multimedia accelerators for notebook PCs. We also believe that the dramatic growth of the World Wide Web has expanded our market and our opportunities, bringing rich multimedia content to end-users at their offices and in their homes, propelling us towards a future where anytime-anywhere access to the full body of human knowledge can become an every day experience.

It is NeoMagic's strategy to participate in multiple market opportunities driven by these trends towards multimedia, mobility, and the Internet. To extend beyond the notebook arena, we moved forward this year with the formation of our Consumer Products Division and the announcement of plans to enter into two new market areas: digital cameras and Digital Versatile Disk (DVD) drive solutions. Our plan includes leveraging our MagicWare embedded DRAM technology to deliver innovative solutions for the capture, storage, and playback of multimedia content for a rich Internet experience on mobile platforms.

FINANCIAL PERFORMANCE
NeoMagic reported net sales for the fiscal year ended January 31, 1999 of $240.5 million, and net income of $31.2 million, or $1.19 per diluted share. Compared to fiscal 1998, our revenue grew by 93% and our operating profit increased by 95%. We have now fully utilized the net operating loss carryforwards from our formative years, causing our effective tax rate to increase from 15% to 34% during the year. Yet, even with this added tax burden, our net profits grew by 50% from fiscal 1998.

NeoMagic's productivity, as measured by the annualized revenue per employee during the fourth quarter, was amongst the highest in the semiconductor industry at over $1.2 million per employee.

BUSINESS REVIEW
NeoMagic began the year by adding Toshiba, the world's leading producer of notebook PCs, to our customer list. With that addition, virtually every major manufacturer of notebook PCs has now become a customer of NeoMagic for at least a portion of their multimedia chip requirements. Market research firms confirmed that in the fourth quarter of 1997, NeoMagic became the market leader among notebook PC graphics vendors on a revenue basis. In the second quarter of 1998, we became the market share leader based on unit shipments as well. Throughout the year, there was continued demand for the MagicGraph128 family of multi-media accelerators, with every one of our major customers adopting it across one or more of their notebook models.

     [GRAPHIC]

KAMRAN ELAHIAN, CHAIRMAN (LEFT).
PRAKASH AGARWAL, PRESIDENT AND
CHIEF EXECUTIVE OFFICER (RIGHT).

In June 1998, NeoMagic announced the industry's first 256-bit multimedia accelerator, the MagicMedia256AV. The first product in a new family, this chip integrates audio and DVD video playback acceleration with high-performance PC graphics, into a single twenty-one million transistor chip, with a peak internal bandwidth of 3.2 gigabytes per second. The editors of PC Magazine recognized the MagicMedia256AV for technical excellence at Comdex, and in the December issue of the publication stated, "The latest graphics accelerator from NeoMagic is the best on the market to date for performance notebooks." The MagicMedia256AV quickly became a major factor in the market and in our business. Sales of the MagicMedia256AV grew sharply in the second half of the fiscal year, and over one million units had been shipped by fiscal year end in January 1999.


The majority of our production capacity was provided by our long-term business partner Mitsubishi Electric for production of both the MagicGraph128 and the MagicMedia256 product lines. NeoMagic added Toshiba Semiconductor as an additional manufacturing supplier, and during the fiscal year they served as a significant source for the 256-bit product family. By the end of January 1999, NeoMagic had shipped more than twelve million multimedia accelerators.

Several awards were garnered over the year. In June, Prakash Agarwal was named High-Tech "Entrepreneur of the Year" in Northern California by Ernst & Young LLP. In December, Agarwal was named one of the "Hot 25 Executives to Watch" by ELECTRONIC BUSINESS NEWS, as an "industry mover and shaker" leading the Company to effect major changes in the industry.

The MagicGraph128 Design Team was awarded the Mobile Innovation Award by MOBILE COMPUTING magazine in July.

The Fabless Semiconductor Association (FSA) again recognized NeoMagic's financial performance. In December 1998, the Company was chosen for the second consecutive year as the Best Financially Managed Fabless Company. In selecting NeoMagic Corporation as the winner, the FSA considered return on investment, return on equity, inventory turns, days sales outstanding, cash per share, sales per employee, and current ratio, comparing these indices with all other fabless semiconductor companies.

LOOKING FORWARD*
Our vision, since our founding, has been to provide semiconductor solutions for delivering high-performance multimedia content to mobile users. We described our mission as "mobilizing multimedia," and addressed the conflicting requirements of raising performance while reducing power consumption and size. We have proven the viability and value of the revolutionary MagicWare technology we developed, which integrates large amounts of memory, logic, and analog functions into a single chip. We have led our industry in a new technical direction and risen to a position of leadership in the notebook PC multimedia accelerator market.

Today NeoMagic's long-term strategy is to become a major supplier of fundamental technologies for mobilizing the capture, storage, access, and playback of digital multimedia content, bringing rich multimedia capabilities and anywhere-anytime mobility to the internet experience. We envision a future where easy-to-use, economical digital cameras will capture web-ready multimedia images, where formats and storage media will allow multimedia content to move seamlessly and fluidly between PCs and consumer electronics systems, and where users will be able to access information, be it data, images, sound, or video, wherever and whenever they choose.

We continue to invest in our notebook PC multimedia product line. We have enabled a new generation of thin-and-light notebook PC products through the size reductions and power savings that our integration provides. In our MagicGraph128 family, we provided the first single-chip graphics solutions, and in our MagicMedia256 family we have now integrated audio and DVD video playback as well, bringing higher levels of multimedia content to highly mobile platforms. 3D graphics will be integrated next, with insatiable demands for more memory in order to achieve more performance and a richer visual environment. This transition may offer expanded opportunities for differentiation, as our proprietary MagicWare technology and embedded DRAM experience allow us to drive levels of memory integration not achievable by our peers.

As we ended our fiscal year, we completed two acquisitions to bolster and accelerate our new market activities. In February 1999, we announced the acquisition of the Optical Drive Storage Group, located in Manchester, U.K., from Mitel Semiconductor, and the acquisition of Associative Computers, Ltd.,
(ACL) located in Raanana, Israel, from Robomatix. These groups have now become NeoMagic's United Kingdom Development Center and NeoMagic's Israel Development Center, respectively. These two recent acquisitions have bolstered NeoMagic's already impressive intellectual property portfolio. The Company now has 15 issued patents, and more than 50 patent applications actively in process.

We see the DVD becoming a common media for PC data, for in-home and portable consumer video and audio entertainment systems, for electronic game systems, and many other multimedia data intensive applications. A common aspect of these DVD systems will be their ability to decode MPEG video streams, a feature they will share with high-definition TV and satellite set-top boxes.

We believe that the consumer electronics and computer industries are now approaching a significant point of inflection, as digital media converges onto a cross-platform set of standard media and data formats. Our markets are poised for explosive growth over the next several years.

The new NeoMagic United Kingdom Development Center's significant experience in mixed-signal analog design and DVD optical storage read-channel technology, when coupled with the Company's existing DVD controller development activities, will expand the Company's ability to offer semiconductor solutions to DVD drive manufacturers.

The NeoMagic Israel Development Center's associative array processing technology, when combined with NeoMagic's MagicWare embedded DRAM technology, provides a technology platform from which the Company will develop products to support new levels of image processing performance, including real time MPEG-2 encoding, in low-power single-chip solutions for economical web-friendly digital cameras.


The proprietary embedded DRAM technology, which we have developed and proven, will be the technical foundation upon which we build our long-term strategy. Our success in notebook multimedia components has placed us firmly in a market-leading position for mobile playback of multimedia content, and has given us the resources and the opportunity to drive our technology into new market areas. We are actively investing in developing solutions for new markets, and with our recent acquisitions, we add newly acquired technology that will combine with our MagicWare technology to provide compelling semiconductor solutions for the capture and storage of digital multimedia content.

In summary, NeoMagic's business strategy reflects a coherent, multi-faceted approach to revolutionizing and mobilizing digital multimedia for the Internet age. Building upon our success in multimedia accelerators for portable PCs, NeoMagic's long-term vision is to become the source for fundamental technologies for mobilizing the capture, storage, access, and playback of digital multimedia content for rich Internet experiences. The three markets now being pursued, notebook multimedia accelerators, digital cameras, and DVD drives and recorders, are projected to provide multi-billion dollar annual IC market opportunities over the next several years.


Our approach continues to be one of providing "differentiation through integration," bringing together diverse technologies to provide value-added semiconductor solutions which allow our customers' products to stand out in their respective markets. With a strong technical foundation, a history of successful execution, a worldwide talent pool, and a roadmap for multiple generations of new products and revolutionary capabilities, we look forward to a future of innovation and opportunity.

We welcome our stockholders, employees, vendors, and customers to join us as we seek our futures together in the age of the Internet.




/s/ Kamran Elahian
Kamran Elahian
CHAIRMAN



/s/ Prakash Agarwal
Prakash Agarwal
PRESIDENT & CHIEF EXECUTIVE OFFICER


BE IT DATA, IMAGES, SOUND, OR VIDEO, WHEREVER AND WHENEVER THEY CHOOSE.

* THIS SECTION CONTAINS FORWARD-LOOKING STATEMENTS WHICH REFLECT THE COMPANY'S CURRENT INTENTIONS AND EXPECTATIONS. ACTUAL EVENTS AND RESULTS COULD VARY SIGNIFICANTLY BASED ON A VARIETY OF FACTORS, WHICH ARE DESCRIBED IN THE "FACTORS THAT MAY AFFECT RESULTS" SECTION OF MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN THIS DOCUMENT.

BOARD OF DIRECTORS
Kamran Elahian
CHAIRMAN OF THE BOARD

Prakash Agarwal
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Brian P. Dougherty
PRESIDENT, WINK COMMUNICATIONS

Irwin Federman
GENERAL PARTNER, U.S. VENTURE PARTNERS

Jim Lally
PARTNER, KLEINER, PERKINS, CAUFIELD & BYERS

Klaus Wiemer
MEISSNER+WURST GMBH, STUTTGART, GERMANY


EXECUTIVE OFFICERS AS OF APRIL 1, 1999
Prakash Agarwal
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Niall Bartlett
VICE PRESIDENT, LAB DIRECTOR, NEOMAGIC TECHNOLOGY LAB

Kamran Elahian
CHAIRMAN OF THE BOARD

Amnon Fisher
SENIOR VICE PRESIDENT AND GENERAL MANAGER,
CONSUMER PRODUCTS DIVISION

Daniel Hauck
VICE PRESIDENT, WORLDWIDE SALES

Ron Jankov
SENIOR VICE PRESIDENT AND GENERAL MANAGER,
MULTIMEDIA PRODUCTS DIVISION

Ibrahim Korgav
VICE PRESIDENT, MANUFACTURING OPERATIONS

Dr. Clement Leung
VICE PRESIDENT, R&D NEOMAGIC TECHNOLOGY LAB

Merle McClendon
VICE PRESIDENT, FINANCE AND
CHIEF FINANCIAL OFFICER

Kenneth Murray
VICE PRESIDENT, HUMAN RESOURCES

Deepraj Puar
VICE PRESIDENT, TECHNOLOGY


CORPORATE HEADQUARTERS
NeoMagic Corporation
3260 Jay Street
Santa Clara, CA 95054
Telephone 408-988-7020


NEOMAGIC SALES OFFICES
NeoMagic Austin
8500 N. Mopac, Suite 812
Austin, TX 78759
Tel 512-343-9112

NeoMagic Hong Kong
Suite 3012, 30/F, Tower 1, The Gateway
25 Canton Road
Kowloon Hong Kong
Tel 852-2110-5700

NeoMagic International Taiwan
10FL-D, No. 170 Tun-Hwa North Road
Taipei, Taiwan, ROC
Tel 011-2-2547-3168


DEVELOPMENT OFFICES
NeoMagic Israel Ltd.
Raanana, Israel

NeoMagic U.K. Limited
Oldham, Greater Manchester, U.K.


NeoMagic Semiconductor
India Pvt. Ltd.
Kanpur, India

REGISTRAR AND TRANSFER AGENT
BankBoston, NA
c/o Boston EquiServe
PO Box 8040
Boston, MA 02266-8040


LEGAL COUNSEL
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050


INDEPENDENT AUDITORS
Ernst & Young LLP
55 Almaden Boulevard
San Jose, CA 95113


COMMON STOCK
Nasdaq Symbol: NMGC


INVESTOR INFORMATION
www.neomagic.com


FORM 10-K
A copy of the Company's current Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge by writing:

NeoMagic Corporation
Investor Relations
3260 Jay Street
Santa Clara, CA 95054

or by calling 408-988-7020 x461

or may be obtained through our
web site at www.neomagic.com

FINANCIAL REPORT


                                                                                                         PAGE
Selected Consolidated Financial Data                                                                        6
Quarterly Data                                                                                              7
Management's Discussion and Analysis of Financial Condition and Results of Operations                       8
Consolidated Statements of Operations                                                                      21
Consolidated Balance Sheets                                                                                22
Consolidated Statements of Cash Flows                                                                      23
Consolidated Statements of Stockholders' Equity                                                            24
Notes to Consolidated Financial Statements                                                                 25
Report of Ernst & Young LLP, Independent  Auditors                                                         36
Corporate Directory                                                                         Inside back cover

SELECTED CONSOLIDATED FINANCIAL DATA

YEAR ENDED JANUARY 31,                             1999          1998           1997           1996          1995
--------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales                                      $ 240,503      $ 124,654      $  40,792      $     243      $      --
Cost of sales                                    142,881         73,171         28,650            165             --
                                               ---------      ---------      ---------      ---------      ---------
Gross margin                                      97,622         51,483         12,142             78             --
Operating expenses:
      Research and development                    31,756         16,091          8,606          4,934          2,423
      Sales, general and administrative           20,740         12,290          6,522          1,606            968
      Legal costs (1)                                 --             --         (1,503)           610          1,500
                                               ---------      ---------      ---------      ---------      ---------
         Total operating expenses                 52,496         28,381         13,625          7,150          4,891
Income (loss) from operations                     45,126         23,102         (1,483)        (7,072)        (4,891)
      Interest income and other                    3,810          2,643          1,366            385            194
      Interest expense                            (1,339)        (1,298)        (1,046)          (182)           (94)
                                               ---------      ---------      ---------      ---------      ---------
Income (loss) before income taxes                 47,597         24,447         (1,163)        (6,869)        (4,791)
Provision for income taxes                        16,395          3,667             --             --             --
                                               ---------      ---------      ---------      ---------      ---------
Net income (loss)                              $  31,202      $  20,780      $  (1,163)     $  (6,869)     $  (4,791)
                                               ---------      ---------      ---------      ---------      ---------
                                               ---------      ---------      ---------      ---------      ---------
Basic net income (loss) per share (2)          $    1.32      $     .95      $    (.07)
Diluted net income (loss) per share (2)        $    1.19      $     .82      $    (.07)
Weighted common shares outstanding (2)            23,710         21,924         17,238
Weighted common shares outstanding
assuming dilution (2)                             26,153         25,336         17,238




YEAR ENDED JANUARY 31,                             1999           1998           1997          1996           1995
--------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents                      $  36,631      $  35,004      $  13,458      $   6,877      $   4,902
Short-term investments                            56,097         36,016             --             --             --
Working capital                                   92,839         53,518          1,398          4,069          2,846
Total assets                                     144,374        107,583         27,464          8,749          5,956
Long-term obligations                                 --            646          1,194            749            452
Total stockholders' equity                       103,395         65,127          4,200          4,542          3,313

OTHER DATA:
Number of employees                                  234            162             94             44             23
Revenue/employee                               $   1,028      $     769      $     434      $       6      $      --



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

(2)  See Note 1 and Note 3 of Notes to Consolidated Financial Statements.

Quarterly Data

FISCAL 1999                                                              Q1           Q2            Q3            Q4
-----------------------------------------------------------------------------------------------------------------------
(unaudited, in thousands except per share data)
Net sales                                                            $ 47,738      $ 53,396      $ 67,401      $ 71,968
Cost of sales                                                          27,510        31,058        40,436        43,877
                                                                     --------      --------      --------      --------
Gross margin                                                           20,228        22,338        26,965        28,091
Operating expenses:
      Research and development                                          6,252         7,314         8,729         9,461
      Sales, general and administrative                                 4,356         4,848         5,845         5,691
                                                                     --------      --------      --------      --------
       Total operating expenses                                        10,608        12,162        14,574        15,152
Income from operations                                                  9,620        10,176        12,391        12,939
      Interest income and other                                           975           919         1,039           877
      Interest expense                                                   (324)         (372)         (245)         (398)
                                                                     --------      --------      --------      --------
Income before income taxes                                             10,271        10,723        13,185        13,418
Provision for income taxes                                              3,595         3,753         4,615         4,432
                                                                     --------      --------      --------      --------
Net income                                                           $  6,676      $  6,970      $  8,570      $  8,986
                                                                     --------      --------      --------      --------
                                                                     --------      --------      --------      --------
Basic net income per share (1)                                       $    .29      $    .30      $    .36      $    .37
Diluted net income per share (1)                                     $    .26      $    .27      $    .33      $    .34
Weighted common shares outstanding (1)                                 23,295        23,595        23,828        24,120
Weighted average common shares outstanding assuming dilution (1)       26,098        26,033        25,950        26,530
Price range common stock:

   Low                                                               $  15.75      $  12.63      $  10.69      $  14.00
   High                                                              $  21.81      $  22.50      $  17.13      $  22.88


FISCAL 1998                                                              Q1            Q2            Q3            Q4
-----------------------------------------------------------------------------------------------------------------------
(unaudited, in thousands except per share data)
Net sales                                                            $ 18,281      $ 24,570      $ 37,146      $ 44,657
Cost of sales                                                          11,171        14,522        21,568        25,910
                                                                     --------      --------      --------      --------
Gross margin                                                            7,110        10,048        15,578        18,747
Operating expenses:
    Research and development                                            2,467         3,338         4,924         5,362
    Sales, general and administrative                                   2,277         2,382         3,452         4,179
                                                                     --------      --------      --------      --------
        Total operating expenses                                        4,744         5,720         8,376         9,541
Income from operations                                                  2,366         4,328         7,202         9,206
    Interest income and other                                             316           646           823           858
    Interest expense                                                     (224)         (314)         (325)         (435)
                                                                     --------      --------      --------      --------
Income before income taxes                                              2,458         4,660         7,700         9,629
Provision for income taxes                                                369           699         1,155         1,444
                                                                     --------      --------      --------      --------
Net income                                                           $  2,089      $  3,961      $  6,545      $  8,185
                                                                     --------      --------      --------      --------
                                                                     --------      --------      --------      --------
Basic net income per share (1)                                       $    .11      $    .18      $    .29      $    .36
Diluted net income per share (1)                                     $    .09      $    .15      $    .25      $    .32
Weighted common shares outstanding (1)                                 19,845        22,161        22,713        22,976
Weighted average common shares outstanding assuming dilution (1)       23,398        25,893        26,144        25,907

Price range common stock (commencing March 13, 1997):

   Low                                                               $  11.13      $  11.63      $  13.50      $  12.31
   High                                                              $  15.75      $  26.13      $  22.88      $  18.13

The Company had 214 stockholders of record as of March 28, 1999. The Company has not paid any dividends on its common stock. The Company currently intends to reinvest earnings in its business and does not anticipate paying cash dividends to stockholders.

(1)  See Note 1 and Note 3 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     When used in this discussion, the words "expects," "anticipates" and similar expressions are intended to identify forward-looking statements. Such statements, which include statements concerning the timing of availability and functionality of products under development, product mix, trends in average selling prices, the growth rate of the market for notebook PCs, competition, the percentage of export sales and sales to strategic customers, the adoption or retention of industry standards, and the availability and cost of products from the Company's suppliers, are subject to risks and uncertainties, including those set forth below under "Factors that May Affect Results," that could cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein, to reflect any changes in the Company's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

OVERVIEW

     The Company designs, develops and markets high-performance semiconductor solutions for sale to original equipment manufacturers ("OEM") of mobile computing products including notebook PCs, and more recently digital cameras and DVD drives. The Company pioneered the first commercially available high-performance silicon technology that integrates DRAM, complex logic and analog circuits into a single chip. The Company's proprietary MagicWare(TM) technology eliminates the need to drive signals off-chip to discrete memory, achieving its performance advantage while actually lowering the power consumption and extending the battery life for smaller, lighter weight portable devices. The first commercial application for the Company's technology is in the design, development and marketing of multimedia accelerators for sale to notebook computer manufacturers. The Company's MagicGraph128 and MagicMedia256 families of pin-compatible multimedia accelerators incorporate 128-bit and 256-bit memory buses, respectively.

     All of the Company's net sales in fiscal 1999, 1998 and 1997 were derived from sales of its multimedia accelerator products, and the Company expects this trend to continue at least through fiscal 2000. The Company recognizes revenue at the time of product shipment for product sales directly to customers. The Company's policy is to defer recognition of revenue of shipments to distributors until the distributors sell the product. Historically, a majority of the Company's sales have been to a limited number of customers. Sales to the Company's top five customers accounted for 64.9%, 66.5% and 79.7% of the Company's net sales for fiscal 1999, 1998 and 1997, respectively. The Company expects that a substantial portion of sales of its products will continue to be to a limited number of customers for the foreseeable future. The customers contributing significant amounts of net sales have varied and will continue to vary depending on the timing and success of new product introductions by such customers.

     The Company's products require semiconductor wafers manufactured with state-of-the-art fabrication equipment and technology. NeoMagic has established strategic relationships with Mitsubishi Electric Corporation ("Mitsubishi Electric"), Toshiba Corporation ("Toshiba") and Infineon Technologies ("Infineon"), formerly Siemens Aktiengesellschaft Semiconductor Group, to produce its semiconductor wafers and uses other independent contractors to perform assembly, packaging and testing. The Company's foundry relationships are formalized in separate five-year wafer supply agreements. These relationships enable the Company to concentrate its resources on product design and development, where NeoMagic believes it has greater competitive advantages, and to eliminate the high cost of owning and operating a semiconductor wafer fabrication facility. The Company depends on these suppliers to allocate to the Company a portion of their manufacturing capacity sufficient to meet the Company's needs, to produce products of acceptable quality and at acceptable manufacturing yields and to deliver those products to the Company on a timely basis. The Company purchases wafers and pays an agreed price for wafers meeting certain acceptance criteria. All of the Company's products are assembled and tested by independent vendors. To date, all of the Company's wafer purchases, which constitute a significant part of its cost of sales, have been priced in Japanese yen. As a result, exchange rate fluctuations can affect the Company's gross margin. The Company has in the past hedged its exposure to fluctuations in the exchange rate between the Japanese yen and the United States dollar by purchasing forward contracts and options, and may continue to do so in the future.

     Under its wafer supply agreements, the Company is obligated to provide rolling 12-month forecasts of anticipated purchases and place binding purchase orders up to four months prior to shipment. If the Company cancels a purchase order, the Company must pay cancellation penalties based on the status of work in process or the proximity of the cancellation to the delivery date. Forecasts of monthly purchases may not increase or decrease by more than a certain percentage from the previous month's forecast without the manufacturer's consent. Thus, the Company must forecast and place purchase orders for wafers long before it receives purchase orders from its own customers. This limits the Company's ability to react to fluctuations in demand for its products, which can be unexpected and dramatic and from time-to-time will cause the Company to have an excess or a shortage of wafers for a particular product, which could cause the Company to take charges for excess inventory or miss revenue opportunities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

     Prior to fiscal 1997, the Company was primarily engaged in research and development and testing of its products. Accordingly, the majority of its operating expenses were related to research and development activities. In fiscal 1997, in connection with the commencement of commercial sales of its products, the Company accelerated its investment in sales, marketing, manufacturing and administrative infrastructures. Throughout fiscal 1999, the Company has continued to devote resources to research and development efforts as well as to make additional investments in sales, marketing, manufacturing and administrative infrastructures to support the increased sales experienced within the year. The Company expects to continue to devote substantial resources to research and development efforts for the foreseeable future. All of the Company's research and development costs have been expensed as incurred.

     The Company's fiscal year end is January 31. Any reference herein to a fiscal year refers to the year ended January 31 of such year.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain financial data as a percentage of net sales:

YEARS ENDED JANUARY 31,                     1999         1998          1997
---------------------------------------------------------------------------
Net sales                                  100.0%       100.0%       100.0%
Cost of sales                               59.4         58.7         70.2
                                           -----        -----        -----
Gross margin                                40.6         41.3         29.8
Operating expenses:
   Research and development                 13.2         12.9         21.1
   Sales, general and administrative         8.6          9.9         16.0
   Legal costs                                --           --         (3.7)
                                           -----        -----        -----
            Total operating expenses        21.8         22.8         33.4
                                           -----        -----        -----
                                           -----        -----        -----
Income (loss) from operations               18.8         18.5         (3.6)
      Interest income and other              1.6          2.1          3.3
      Interest expense                       (.6)        (1.0)        (2.6)
                                           -----        -----        -----
Income (loss) before income taxes           19.8         19.6         (2.9)
Provision for income taxes                   6.8          2.9           --
                                           -----        -----        -----
Net income (loss)                           13.0%        16.7%        (2.9)%
                                           -----        -----        -----
                                           -----        -----        -----

NET SALES

     The Company's net sales to date have been generated from the sale of its multimedia accelerators. The Company's products are used in, and its business is dependent upon, the personal computer industry with sales primarily in Asia, Japan, and the United States. Net sales were $240.5 million, $124.7 million and $40.8 million in fiscal 1999, 1998 and 1997, respectively. Net sales increased primarily as a result of increased market acceptance of the Company's products, introduction by the Company of additional products in its MagicGraph128 and MagicMedia256 product families expanding the portion of the market addressed by NeoMagic products, and the Company's investment in sales and marketing activities. The Company expects that the percentage of its net sales represented by any one product or type of product may change significantly from period to period as new products are introduced and existing products reach the end of their product life cycles. Due to competition, a decrease in DRAM pricing and the trend in the market toward lower cost notebook computers, the Company's products may experience declining unit average selling prices over time, which at times can be substantial.

     Sales to customers located outside the United States (including sales to foreign operations customers with headquarters in the United States, and foreign system manufacturers that sell to United States-based OEMs) accounted for 83.6%, 83.2% and 96.2% of net sales in fiscal 1999, 1998 and 1997, respectively. The Company expects that export sales will continue to represent a significant portion of net sales, although there can be no assurance that export sales as a percentage of net sales will remain at current levels. All sales transactions were denominated in United States dollars.

     Three customers accounted for 19.8%, 17.1% and 10.5%, respectively, of net sales in fiscal 1999. Five customers accounted for 14.4%, 13.6%, 13.5%, 13.3% and 11.7%, respectively, of net sales in fiscal 1998. Three customers accounted for 31.6%, 19.8% and 14.6%, respectively, of net sales in fiscal 1997. The Company expects a significant portion of its future sales to remain concentrated with a limited number of strategic customers. There can be no assurance that the Company will be able to retain its strategic customers, or that such customers will not cancel or reschedule orders, or in the event orders are canceled, that such orders will be replaced by other orders. In addition, sales to any particular customer may fluctuate significantly from quarter to quarter. The occurrence of any such events or the loss of a strategic customer could have a material adverse effect on the Company's operating results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

GROSS MARGIN

     Gross margin was $97.6 million, $51.5 million and $12.1 million in fiscal 1999, 1998 and 1997, respectively. The gross margin percentage decreased to 40.6% of net sales in fiscal 1999 from 41.3% of net sales in fiscal 1998 due primarily to declines in unit average selling prices stemming from the market trend toward lower priced notebooks and increased competition. Also affecting fiscal 1999 gross margin was a decrease in the dollar/yen exchange rate (primarily in the fourth fiscal quarter) and low production yields on new product ramp-ups. These factors were mitigated in part by other product cost decreases stemming from the Company's cost reduction efforts. The gross margin percentage increased to 41.3% of net sales in fiscal 1998 from 29.8% of net sales in fiscal 1997 due to lower wafer pricing and improved yields in fiscal 1998, and the inclusion in fiscal 1997 of inventory charges relating to a design error and excess inventory of $1.2 million and $1.5 million, respectively.

     In the future, the Company's gross margin percentages may be affected by the continued trend in the market toward lower priced notebooks, increased competition and related decreases in unit average selling prices (particularly with respect to older generation products), changes in the mix of products sold, timing of volume shipments of new products, the availability and cost of products from the Company's suppliers, manufacturing yields (particularly on new products) and foreign currency exchange rate fluctuations.

RESEARCH AND DEVELOPMENT EXPENSES

     Research and development expenses include compensation and associated costs relating to development personnel, operating system software costs and prototyping costs, which are comprised of photomask costs and pre-production wafer costs. Research and development expenses were $31.8 million, $16.1 million and $8.6 million in fiscal 1999, 1998 and 1997, respectively. The Company has made, and intends to continue to make, significant investments in research and development to remain competitive by developing new and enhanced products to serve its identified markets. Research and development expenses increased primarily due to increased employee related expenses and to a lesser extent consulting, engineering and equipment related expenses. Research and development expenses are expected to increase in absolute dollars in fiscal 2000.

SALES, GENERAL AND ADMINISTRATIVE EXPENSES

     Sales, general and administrative expenses were $20.7 million, $12.3 million and $6.5 million in fiscal 1999, 1998 and 1997, respectively. Sales, general and administrative expenses increased as a result of increased commissions associated with higher sales levels and increased employee related expenses largely related to additional personnel. Sales, general and administrative expenses are expected to increase in absolute dollars in fiscal 2000.

LEGAL COSTS

     Legal costs consist of amounts provided by the Company for estimated legal fees associated with the litigation with Cirrus Logic, which was dismissed in the second quarter of fiscal 1997. In fiscal 1995, the Company accrued $1.5 million for such legal costs. In fiscal 1996, the Company recorded an additional accrual for legal costs of $610,000. In fiscal 1997, based on the dismissal of such litigation, the remaining reserve balance of $1.5 million was reversed. See
Note 10 of Notes to Consolidated Financial Statements.

INTEREST INCOME AND OTHER

     The Company earns interest on its cash and short-term investments. Interest income and other was $3.8 million, $2.6 million and $1.4 million in fiscal 1999, 1998 and 1997, respectively. The increases in both fiscal 1999 and fiscal 1998 stemmed from higher interest income earned on higher cash and short-term investment balances.

INTEREST EXPENSE

     The Company pays interest and commissions on wafer purchases and interest on its leases. Interest expense was $1.3 million, $1.3 million and $1.0 million in fiscal 1999, 1998 and 1997, respectively. The increase in interest expense from fiscal 1997 to fiscal 1999 reflects increased wafer purchases, offset in part by lower interest and commission rates under the working capital line of credit. See Note 5 of Notes to Consolidated Financial Statements for further discussion of the working capital line of credit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

INCOME TAXES

     The Company's effective tax rate was 34% in fiscal 1999 and 15% in fiscal 1998. The Company recorded no provision for federal or state income taxes in fiscal 1997. The increase in the fiscal 1999 effective tax rate stems from net operating loss carryforwards being fully utilized in fiscal 1998. The difference between the Company's fiscal 1999 effective tax rate and the statutory rate is primarily due to the utilization of research and development tax credits. The difference between the Company's fiscal 1998 effective tax rate and the statutory rate is primarily due to the utilization of the Company's net operating loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash, cash equivalents and short-term investments were $92.7 million, $71.0 million and $15.7 million as of the end of fiscal 1999, 1998 and 1997, respectively. The increase in cash, cash equivalents and short-term investments in fiscal 1999 stems primarily from cash provided by operating activities, offset in part by the pay-down of the working capital line of credit and investments in property, plant and equipment. In January 1998, in exchange for a lower commission rate, the payment terms on wafer purchases were changed from payable in 90 days from shipment to payable in 30 days from shipment. The increase in cash, cash equivalents and short-term investments in fiscal 1998 was due to net proceeds from the issuance of common stock related to the initial public offering in the first quarter of fiscal 1998 and net cash provided from operations. Working capital increased $39.9 million to $92.8 million at January 31, 1999 from $52.9 million at January 31, 1998.

     Cash and cash equivalents provided from (used for) operating activities were $45.1 million, $15.4 million and ($3.1) million in fiscal 1999, 1998 and 1997, respectively. The cash provided from operating activities in fiscal 1999 stems primarily from $31.2 million in net income, an increase in accounts payable and a reduction in deferred taxes, offset in part by increased accounts receivable, inventory and other assets. The cash provided from operating activities in fiscal 1998 stems primarily from $20.8 million in net income and increases in accrued expenses and accounts payable, offset by increases in accounts receivable, inventory and deferred taxes. The cash used for operating activities in fiscal 1997 stems primarily from $1.2 million in net loss and increases in accounts receivable and inventory, offset in part by increases in accounts payable.

     Net cash used for investing activities in fiscal 1999, 1998 and 1997 was $25.5 million, $40.5 million and $3.1 million, respectively. Net cash used for investing activities in fiscal 1999 related primarily to $20.1 million of net purchases of short-term investments and $5.4 million of investments in property, plant and equipment. Net cash used for investing activities in fiscal 1998 and 1997 was related to net purchases of short-term investments and investments in property, plant and equipment. Continued expansion of the Company's business may require higher levels of capital equipment purchases, technology investments, foundry investments and other payments to secure manufacturing capacity. The timing and amount of future investments will depend primarily on the growth of the Company's future revenues.

     Net cash used for financing activities in fiscal 1999 was $18.0 million, compared to net cash provided by financing activities of $46.7 million and $12.8 million in fiscal 1998 and 1997, respectively. The net cash used for financing activities in fiscal 1999 related primarily to the pay-down of the working capital line of credit of $21.0 million, offset in part by proceeds from the issuance of common stock. The net cash provided by financing activities in fiscal 1998 primarily represents net proceeds from the initial public offering of $37.8 million, net proceeds related to the working capital line of credit and the release of amounts previously held as restricted cash. Net cash provided by financing activities in fiscal 1997 relates primarily to net proceeds of $13.8 million related to the working capital line of credit, offset by amounts held as restricted cash and cash equivalents.

     At January 31, 1999, the Company's principal sources of liquidity included cash, cash equivalents and short-term investments of $92.7 million. The Company believes these available funds and anticipated funds from operations will satisfy the Company's projected working capital and capital expenditure requirements through the next twelve months. The Company currently expects to spend approximately $7.0 million to $10.0 million on capital items during the next twelve months, consisting primarily of purchases of development tools and software and personal computers. Investments will continue in new product development in new and existing areas of technology. Cash may also be used to acquire technology through purchases and strategic acquisitions, such as the acquisitions in February 1999 of ACL and the Optical Drive Development Group (see Note 12 of Notes to Consolidated Financial Statements for further discussion of recent acquisitions). The Company's future capital requirements will depend on many factors including the rate of net sales growth, the timing and extent of spending to support research and development programs, expansion of sales, marketing and administrative infrastructure, the timing of new product introductions and enhancements to existing products, and market acceptance of the Company's products. The Company expects that it may need to raise additional equity or debt financing in the future. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms or at all.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

IMPACT OF CURRENCY EXCHANGE RATES

     Because the Company currently purchases all wafers under purchase contracts denominated in yen, significant appreciation in the value of the yen relative to the value of the U.S. dollar would make the wafers relatively more expensive to the Company, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company generally enters into foreign currency forward contracts and foreign currency options to minimize short-term foreign currency fluctuation exposures related to these firm purchase commitments. The Company does not use derivative financial instruments for speculative or trading purposes. The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Notwithstanding the measures the Company has adopted, due to the unpredictability and volatility of currency exchange rates and currency controls, there can be no assurance that the Company will not experience foreign currency losses in the future, nor can the Company predict the effect of exchange rate fluctuations upon future operating results.

IMPACT OF YEAR 2000

     Like many other companies, the year 2000 computer issue creates risks for the Company. If computer systems do not correctly recognize and process date information beyond calendar year 1999, there could be an adverse impact on the Company's operations. Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000.

     The Company has completed an initial assessment of its internal computer systems, and does not believe that it will be required to modify or replace significant portions of its internal systems so that they will function properly with respect to dates in the year 2000 and thereafter. The Company's internal computer systems consist primarily of third party software tools for engineering, sales, finance and human resources functions. The Company has reviewed its internal business software including system software for order management, finance, purchasing and human resources. All major system software was found to be year 2000 compliant. The Company is working closely with the suppliers of its engineering software tools on the year 2000 issue, and plans to have all such tools updated and tested for year 2000 compliance by the middle of fiscal 2000. The Company is also reviewing its networks, telephones, PCs and workstations, and expects all to be in compliance by the middle of fiscal 2000. For all new software purchases, the Company requires year 2000 compliance.

     NeoMagic does not operate its own manufacturing facilities. Rather, the Company's products are manufactured and tested by independent third party suppliers, primarily located in Asia and Japan. The Company believes that its most reasonably likely worst case year 2000 scenario would relate to problems with its third-party suppliers rather than with the Company's internal systems or its products. The Company has contacted critical suppliers of products and services to determine whether or not the suppliers' operations and the products and services they provide are year 2000 capable. Highest priority is being placed on working with suppliers that are critical to the delivery of the Company's products to customers. A worst case scenario involving a critical supplier would be the partial or complete shutdown of the supplier and its resulting inability to provide its products or services to the Company on a timely basis. The Company continues to monitor its suppliers and will develop specific contingency plans by the middle of fiscal 2000 to address issues related to suppliers that are not considered to be taking all steps necessary to ensure year 2000 capability. Where efforts to work with critical suppliers to ensure year 2000 capability have not been successful, contingency planning generally emphasizes the identification of substitute and second-source suppliers where available or planned increases in inventory levels of specific products in advance of the end of calendar year 1999. This contingency planning is expected to be ongoing through calendar 1999.

     The Company's year 2000 efforts to date have largely been carried out with existing personnel, and the incremental costs incurred to date have been less than $250,000. Management believes that incremental costs to be incurred going forward to assure that its internal systems and products are year 2000 capable will be less than $250,000. However, the Company is not in a position to identify or to avoid all possible adverse year 2000 scenarios, particularly as it relates to its third-party suppliers. Due to the large number of variables involved, the Company cannot provide an estimate of the damage it might suffer if any of these adverse scenarios were to occur. As such, there can be no assurance that the failure to ensure year 2000 capability by a supplier or another third party would not have a material adverse effect on the Company's financial condition or overall results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

FACTORS THAT MAY AFFECT RESULTS

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     NeoMagic's quarterly and annual results of operations are affected by a variety of factors that could materially adversely affect net sales, gross margin and income from operations. These factors include, among others, demand for the Company's products, changes in product or customer mix (i.e. the portion of the Company's revenues represented by the Company's various products and customers), incorrect forecasting of future revenues, fluctuations in manufacturing yields, availability and cost of manufacturing capacity, foreign exchange rate fluctuations, unanticipated delays or problems in the introduction or performance of the Company's next generation of products, the Company's ability to introduce new products in accordance with OEM design requirements and design cycles, the Company's ability to leverage its technology across new markets, market acceptance of the end-products of the Company's customers, changes in the timing of product orders due to unexpected delays in the introduction of products of the Company's customers or due to the life cycles of such customers' products ending earlier than anticipated, new product announcements or product introductions by NeoMagic's competitors, competitive pressures resulting in lower average selling prices, the volume of orders that are received and can be fulfilled in a quarter, the rescheduling or cancellation of orders by customers which cannot be replaced with orders from other customers, supply constraints for the other components incorporated into its customers' notebook PC products, the unanticipated loss of any strategic relationship, seasonality associated with the tendency of PC sales to increase in the second half of each calendar year, the level of expenditures for research and development and sales, general and administrative functions of the Company, costs associated with future litigation, and costs associated with protecting the Company's intellectual property. Any one or more of these factors could result in the Company failing to achieve its expectations as to future revenues and profits. The Company may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected sales shortfall, which could materially adversely affect quarterly operating results. Accordingly, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year. In future quarters, the Company's operating results may be below the expectations of public market analysts or investors. In such event, the market price of the Common Stock would be materially adversely affected.

RISKS ASSOCIATED WITH DEPENDENCE ON THE NOTEBOOK PC MARKET

     The Company's products are currently used only in notebook PCs. The notebook PC market is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and significant price competition, resulting in short product life cycles and regular reductions of average selling prices over the life of a specific product. Although the notebook PC market has grown substantially in recent years, there is no assurance that such growth will continue. A reduction in sales of notebook PCs, or a reduction in the growth rate of such sales, would likely reduce demand for the Company's products. Moreover, such changes in demand could be large and sudden. Since PC manufacturers often build inventories during periods of anticipated growth, they may be left with excess inventories if growth slows or if they have incorrectly forecasted product transitions. In such cases, the PC manufacturers may abruptly suspend substantially all purchases of additional inventory from suppliers such as the Company until the excess inventory has been absorbed. Any reduction in the demand for notebook PCs in general, or for a particular product that incorporates the Company's multimedia accelerators, could have a material adverse impact on the Company's business, financial condition and results of operations.

     The Company's ability to compete in the future will depend on its ability to identify and ensure compliance with evolving industry standards. Unanticipated changes in industry standards could render the Company's products incompatible with products developed by major hardware manufacturers and software developers, including Intel Corporation and Microsoft Corporation. The Company could be required, as a result, to invest significant time and effort to redesign its products to ensure compliance with relevant standards. If the Company's products are not in compliance with prevailing industry standards for a significant period of time, the Company could miss crucial OEM design cycles, which could result in a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's products are designed to afford the notebook PC manufacturer significant advantages with respect to product performance, power consumption and size. To the extent that other future developments in notebook PC components or subassemblies incorporate one or more of the advantages offered by the Company's products, the market demand for the Company's products may be negatively impacted, which could result in a material adverse effect on the Company's business, financial condition and results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

PRODUCT CONCENTRATION, RISKS ASSOCIATED WITH MULTIMEDIA PRODUCTS

     The Company's revenues currently are entirely dependent on the market for multimedia accelerators for notebook PCs, and on the Company's ability to compete in that market. Since the Company has no other revenue generating product line, the Company's revenues and results of operations would be materially adversely affected if for any reason it were unsuccessful in selling multimedia accelerators. The notebook PC market frequently undergoes transitions in which products rapidly incorporate new features and performance standards on an industry-wide basis. If the Company's products were unable to support the new feature sets or performance levels stemming from such a transition, the Company would likely not have the opportunity to compete for new design wins until it was able to incorporate the new feature sets or performance requirements into its products. A failure to develop products with required feature sets or performance standards, or a delay as short as a few months in bringing a new product to market, could significantly reduce the Company's net sales for a substantial period, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     The notebook PC multimedia market is characterized by extreme price competition. Leading-edge products may command higher average selling prices, but prices decline throughout the product life cycle as comparable or more advanced products are introduced into the market. As a result, the Company's ability to maintain average selling prices and gross margins depends substantially on its ability to continue introducing new products. Its ability to maintain gross margins is also dependent upon its ability to reduce product costs throughout a product life cycle by instituting cost reduction design changes and yield improvements, persuading customers to adopt cost-reduced versions of its products, and successfully managing its manufacturing and subcontractor relationships. Failure by the Company to continually design and introduce advanced products in a timely manner and to reduce product costs on older products would have a material adverse effect on the Company's net sales, gross margins and results of operations.

CONSUMER PRODUCT EXECUTION

     The Company announced the formation of the Consumer Products division in June 1998. The division will explore consumer semiconductor product opportunities in emerging markets such as digital video disks, digital cameras, and other consumer products that can benefit from the advantages of embedded DRAM MagicWare(TM) technology pioneered by NeoMagic. In February 1999, the Company completed two acquisitions to further the development efforts of the Consumer Products division. The Company acquired the Optical Drive Development Group and associated DVD intellectual properties from Mitel Semiconductor in Manchester, England and the assets and intellectual properties of ACL of Tel Aviv, Israel from Robomatix Technologies Ltd. The DVD and digital camera markets are new and evolving. The Company's ability to compete in these new markets will depend on its ability to identify and ensure compliance with evolving industry standards, develop and market compelling semiconductor solutions, and deliver those solutions to the market in a timely and cost effective manner. Any such new product development program faces substantial risks and uncertainties, including risks as to the costs, timing and results of engineering efforts, competitive risks and market development risks. There can be no assurance that the products the Company expects to introduce will incorporate the features, functionality and pricing demanded by the market, or will be introduced within the appropriate window of market demand. The failure of the Company to successfully introduce new products and achieve market acceptance for such products would have a material adverse effect on the Company's business, financial condition and results of operations.

CUSTOMER CONCENTRATION

     The Company's sales are concentrated within a limited customer base in the notebook PC market. The Company expects that a small number of customers will continue to account for a substantial portion of its net sales for the foreseeable future. Furthermore, the majority of the Company's sales are made on the basis of purchase orders rather than pursuant to long-term purchase agreements. As a result, the Company's business, financial condition and results of operations could be materially adversely affected by the decision of a single customer to cease using the Company's products, or by a decline in the number of notebook PCs sold by a single customer.

EFFECTS OF CHANGES IN DRAM PRICING

     The Company's products feature large DRAM memory integrated with analog and logic circuitry on a single chip, while its competitors often provide discrete analog and logic circuitry to be used in conjunction with DRAM supplied by others. The selling prices of the Company's products reflect many factors, including the prices of DRAM chips. As the Company places firm purchase commitments for wafers some 3 to 4 months in advance, significant reductions in the market price of DRAM could cause the Company's products to become less competitively priced relative to competing discrete solutions with non-integrated DRAM. In this circumstance, the Company could be forced to respond to pricing pressures precipitated by changes in the DRAM market by reducing the average

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

selling prices of its products to current and prospective customers. Recently, the DRAM market has experienced significant price erosion, which has been a factor in the overall decline in the average selling price of the Company's products. Because the Company's product costs cannot be adjusted as rapidly as changes in the market price of DRAM, the Company's business, financial condition and results of operations may be materially and adversely affected by unanticipated changes in the price of DRAM.

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

     NeoMagic competes with major domestic and international companies, some of which have substantially greater financial and other resources than the Company with which to pursue engineering, manufacturing, marketing and distribution of their products. The Company's principal competitors include ATI Technologies
(ATI), Chips & Technologies, Inc. ("Chips & Technologies"- in January 1998, Intel Corporation acquired Chips and Technologies) and Trident Microsystems, Inc. ("Trident"). NeoMagic may also face increased competition from new entrants into the notebook PC multimedia accelerator market including companies currently selling products designed for desktop PCs. Some of the Company's competitors, including Chips & Technologies and Trident have announced or introduced multimedia accelerator products that integrate large DRAM with analog and logic circuitry on a single chip. Certain of the Company's competitors may offer products with more functionality and/or higher processor speeds at the expense of battery life and power consumption than the Company's product offerings. These feature sets may be more competitive for certain applications than the Company's products. Potential competition also could come from manufacturers that integrate the multimedia accelerator with other systems components. For example, Cyrix (acquired by National Semiconductor in July 1997) is in production of an integrated microprocessor and graphics accelerator. Further, several of the Company's competitors have announced plans to develop products that integrate the multimedia accelerator with the core logic chip set. The successful commercial introduction by competitors of products that integrate large DRAM with analog and logic circuitry on a single chip or that eliminate the need for a separate multimedia accelerator in notebook PCs could have a material adverse effect on the Company's business, financial condition and results of operations.

     Some of the Company's current and potential competitors operate their own manufacturing facilities. Since the Company does not operate its own manufacturing facility and must make binding commitments to purchase products, it may not be able to reduce its costs and cycle time or adjust its production to meet changing demand as rapidly as companies that operate their own facilities, which could have a material adverse effect on the Company's results of operations.

DEPENDENCE ON MANUFACTURING RELATIONSHIPS

     The Company's products require wafers manufactured with state-of-the-art fabrication equipment and techniques. The Company's wafers currently are manufactured by Mitsubishi Electric and Toshiba in Japan. In February 1999, the Company entered into a wafer supply agreement with Infineon (formerly Siemens) of Germany. Each of these manufacturing relationships is covered under the terms of a five-year wafer supply agreement. The Company expects that, for the foreseeable future, some of its products will be manufactured by a single source. Since, in the Company's experience, the lead time needed to establish a strategic relationship with a new DRAM partner is at least 12 months and the estimated time for a foundry to switch to a new product line ranges from four to nine months, there may be no readily available alternative source of supply for specific products. A manufacturing disruption experienced by any of the Company's manufacturing partners or the failure of one of the Company's manufacturing partners to dedicate adequate resources to the production of the Company's products would have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, in the event that the transition to the next generation of manufacturing technologies by the Company's manufacturing partners is unsuccessful, the Company's business, financial condition and results of operations would be materially and adversely affected.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

     There are many other risks associated with the Company's dependence upon third-party manufacturers, including: reduced control over delivery schedules, quality, manufacturing yields and cost; the potential lack of adequate capacity during periods of excess demand; limited warranties on wafers supplied to the Company; and potential misappropriation of NeoMagic intellectual property. The Company is dependent on its manufacturing partners to produce wafers with acceptable quality and manufacturing yields, deliver those wafers on a timely basis to the Company's third-party assembly subcontractors and to allocate to the Company a portion of their manufacturing capacity sufficient to meet the Company's needs. Although the Company's products are designed using the process design rules of the particular manufacturer, there can be no assurance that the Company's manufacturing partners will be able to achieve or maintain acceptable yields or deliver sufficient quantities of wafers on a timely basis or at an acceptable cost. Additionally, there can be no assurance that the Company's manufacturing partners will continue to devote adequate resources to the production of the Company's products or continue to advance the process design technologies on which the manufacturing of the Company's products are based. The Company in the past has experienced difficulties in some of these areas, and there can be no assurance that in the future the Company will not experience supply-related difficulties, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's products are assembled and tested by third-party subcontractors. The Company does not have long-term agreements with any of these subcontractors. Such assembly and testing is conducted on a purchase order basis. As a result of its reliance on third-party subcontractors to assemble and test its products, the Company cannot directly control product delivery schedules, which could lead to product shortages or quality assurance problems that could increase the costs of manufacturing or assembly of the Company's products. Due to the amount of time normally required to qualify assembly and test subcontractors, product shipments could be delayed significantly if the Company were required to find alternative subcontractors. Any problems associated with the delivery, quality or cost of the assembly and test of the Company's products could have a material adverse effect on the Company's business, financial condition and results of operations.

INVENTORY RISK

     Under its wafer supply agreements with Mitsubishi Electric, Toshiba and Infineon, the Company is obligated to provide rolling 12-month forecasts of anticipated purchases and to place binding purchase orders three to four months prior to shipment from the suppliers. If the Company cancels a purchase order, it must pay cancellation penalties based on the status of work in process or the proximity of the cancellation to the delivery date. Forecasts of monthly purchases may not increase or decrease by more than a certain percentage from the previous month's forecast without the manufacturer's consent. Thus, the Company must make forecasts and place purchase orders for wafers long before it receives purchase orders from its own customers. This limits the Company's ability to react to fluctuations in demand for its products, which can be unexpected and dramatic, and from time-to-time will cause the Company to have an excess or shortage of wafers for a particular product. Also, many of the Company's customers are moving to "just in time" relationships with their vendors, which can shift the risk of carrying inventory back to the supplier. As a result of the long lead-time for manufacturing wafers and the increase in "just in time" ordering by PC manufacturers, semiconductor companies such as the Company from time-to-time must take charges for excess inventory. Significant write-offs of excess inventory could have a material adverse effect on the Company's financial condition and results of operations. Conversely, failure to order sufficient wafers would cause the Company to miss revenue opportunities and, if significant, could impact sales by the Company's customers, which could adversely affect the Company's customer relationships and thereby materially adversely affect the Company's business, financial condition and results of operations.

MANUFACTURING YIELDS

     The fabrication of semiconductors is a complex and precise process. Because NeoMagic's products feature the integration of large DRAM memory with analog and logic circuitry on a single chip, a manufacturer must obtain acceptable yields of both the memory and logic portions of such products, compounding the complexity of the manufacturing process. As a result, the Company may face greater manufacturing challenges than its competitors. Minute levels of contaminants in the manufacturing environment, defects in masks used to print circuits on a wafer, difficulties in the fabrication process or other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer to be nonfunctional. Many of these problems are difficult to diagnose and time consuming or expensive to remedy. As a result, semiconductor companies often experience problems in achieving acceptable wafer manufacturing yields, which are represented by the number of good die as a proportion of the total number of die on any particular wafer. The Company purchases wafers, not die, and pays an agreed upon price for wafers meeting certain acceptance criteria. Accordingly, the Company bears the risk of the yield of good die from wafers purchased meeting the acceptance criteria. Poor yields would materially adversely affect the Company's net sales, gross margins and results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

     Semiconductor manufacturing yields are a function of both product design, which is developed largely by the Company, and process technology, which is typically proprietary to the manufacturer. Historically, the Company has experienced lower yields on new products. Since low yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify process sensitivities relating to the design rules that are used. As a result, yield problems may not be identified until well into the production process, and resolution of yield problems would require cooperation by, and communication between, the Company and the manufacturer. For example, a design error that resulted in lower than expected yields of finished products caused the Company to take a $1.2 million charge in fiscal 1997. This risk is compounded by the offshore location of the Company's manufacturers, increasing the effort and time required identifying, communicating and resolving manufacturing yield problems. As the Company's relationships with additional manufacturing partners develop, yields could be adversely affected due to difficulties associated with adopting the Company's technology and product design to the proprietary process technology and design rules of each manufacturer. Any significant decrease in manufacturing yields could result in an increase in the Company's per unit product cost and could force the Company to allocate its available product supply among its customers, potentially adversely impacting customer relationships as well as revenues and gross margins. There can be no assurance that the Company's manufacturers will achieve or maintain acceptable manufacturing yields in the future. The inability of the Company to achieve planned yields from its manufacturers could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, the Company also faces the risk of product recalls resulting from design or manufacturing defects which are not discovered during the manufacturing and testing process. In the event of a significant number of product returns, the Company's net sales and gross margin could be materially adversely affected.

DEPENDENCE ON NEW PRODUCT DEVELOPMENT, RAPID TECHNOLOGICAL CHANGE

     The Company's business, financial condition and results of operations will depend to a significant extent on its ability to maintain its position in the market for multimedia accelerator products that integrate large DRAM with analog and logic circuitry on a single chip. As a result, the Company believes that significant expenditures for research and development will continue to be required in the future. The notebook PC market for which the Company's products are designed is intensely competitive and is characterized by rapidly changing technology, evolving industry standards and declining average selling prices. Notebook PC manufacturers demand products incorporating rich features and functionality in order to achieve product differentiation. The Company must anticipate the features and functionality that the consumer of notebook PCs will demand, incorporate those features and functionality into products that meet the exacting design requirements of the notebook PC manufacturers, price its products competitively, and introduce the products to the market on a timely basis. For example, 3-D, digital audio and DVD functionality are becoming increasingly important for notebook PCs. The Company's ability to compete may depend on its ability to incorporate these features in its products. The success of new product introductions is dependent on several factors, including proper new product definition, timely completion and introduction of new product designs, the ability of strategic manufacturing partners to effectively design and implement the manufacture of new products, quality of new products, differentiation of new products from those of the Company's competitors and market acceptance of NeoMagic's and its customers' products. There can be no assurance that the products the Company expects to introduce will incorporate the features and functionality demanded by system manufacturers and consumers of notebook PCs, will be successfully developed, or will be introduced within the appropriate window of market demand. The failure of the Company to successfully introduce new products and achieve market acceptance for such products would have a material adverse effect on the Company's business, financial condition and results of operations.

     The integration of large DRAM memory with analog and logic circuitry on a single chip is highly complex and is critical to the Company's success. Because of the complexity of its products, however, NeoMagic has experienced delays from time to time in completing development and introduction of new products. In the event that there are delays in the completion of development of future products, including the products currently expected to be announced over the next year, the Company's business, financial condition, and results of operations would be materially adversely affected. Although the development cycles for the memory and logic portions of the Company's products have been relatively synchronized to date, there can be no assurance that this synchronization will continue in the future. In addition, there can be no assurance that fundamental advances in either the memory or logic components of the Company's products will not significantly increase the complexity inherent in the design and manufacture of the Company's products, rendering the Company's product technologically infeasible or uncompetitive. The multiple chip solutions offered by some of the Company's competitors are less complex to design and manufacture than the Company's integrated products. As a result, these competitive solutions may be less expensive, particularly during periods of depressed DRAM prices. The time required for competitors to develop and introduce competing products may be shorter and manufacturing yields may be better than those experienced by the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

     As the markets for the Company's products continue to develop and competition increases, NeoMagic anticipates that product life cycles will shorten and average selling prices will decline. In particular, average selling prices and, in some cases, gross margin for each of the Company's products will decline as the products mature. Thus, the Company will need to continue introducing compelling new products at relatively higher average selling prices in order to maintain overall average selling prices. There can be no assurance that the Company will successfully identify new product opportunities or develop and bring to market new products in a timely manner. Further, there can be no assurance that products or technologies developed by others will not render NeoMagic's products or technologies obsolete or uncompetitive, or that the Company's products will be selected for new designs by its customers. The failure of the Company's new product development efforts and its ability to bring new products to market on a timely basis would have a material adverse effect on NeoMagic's business, financial condition and results of operations.

UNCERTAINTY REGARDING PATENTS AND PROTECTION OF PROPERTY RIGHTS

     The Company relies in part on patents to protect its intellectual property. In the United States, the Company has been issued ten patents, each covering certain aspects of the design and architecture of the Company's multimedia accelerators. The Company also acquired and/or licensed intellectual properties in the areas of mixed signal analog design and array-based processing as part of the February 1999 acquisitions of the Optical Drive Development Group and ACL. Additionally, the Company and its newly acquired businesses have patent applications pending. There can be no assurance that the Company's pending patent applications, or any future applications will be approved. Further, there can be no assurance that any issued patents will provide the Company with significant intellectual property protection, competitive advantages, or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. In addition, there can be no assurance that others will not indepen-dently develop similar products, duplicate the Company's products or design around any patents that may be issued to the Company.

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

     As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. In December 1998, the Company filed a lawsuit in the United States District Court for the District of Delaware against Trident Microsystems, Inc. The suit alleges that Trident's embedded DRAM graphics accelerators infringe certain patents held by NeoMagic Corporation. In January 1999, Trident filed a counter claim against the Company alleging an attempted monopolization in violation of antitrust laws, arising from NeoMagic's filing of the patent infringement action against Trident in December. The Company has filed for a summary motion to dismiss the antitrust claim. There can be no assurance as to the result of the request for summary motion, the patent infringement suit and the counter-suit for antitrust filed by Trident.

     The Company in the past has been, and in the future may be, notified that it may be infringing the intellectual property rights of third parties. For example, in February 1997, Cirrus Logic Inc. ("Cirrus Logic") sent the Company written notice asserting that the Company's MagicGraph128, MagicGraph128V and MagicGraph128ZV products infringe six United States patents held by Cirrus Logic. Since receiving the notice of alleged infringement, the Company has advised Cirrus Logic that the Company does not believe that any of its products infringe any claims of the patents. The Company also has undergone a confidential external infringement review and has conducted its own internal infringement review, and the Company continues to believe that the Cirrus Logic infringement allegations are unfounded. However, there can be no assurances that Cirrus Logic will not file a lawsuit against the Company or that the Company would prevail in any such litigation. Any protracted litigation by Cirrus Logic or the success of Cirrus Logic in any such litigation could have a material and adverse effect on the Company's financial position or results of operations.

     Further, in February 1999, the Company was contacted by two of its customers that they have been notified of potential infringement by a holder of three United States patents and are requesting indemnification from NeoMagic. At this time, the Company's counsel is in the preliminary stage of analyzing these patents but has not reached a conclusion. The Company may have certain indemnification obligations to customers with respect to the infringement of third-party intellectual property rights by its products. There can be no assurance that the Company's potential obligations to indemnify such customers will not have a material adverse effect on the Company's business, financial condition and results of operations. Further, there can be no assurances that the Company or such customers would prevail in any patent litigation, or that such customers will continue to purchase the Company's products while the Company is under the threat of litigation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

     Any patent litigation, whether or not determined in the Company's favor or settled by the Company, would at a minimum be costly and could divert the efforts and attention of the Company's management and technical personnel from productive tasks, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that current or future infringement claims by third parties or requests for indemnification by other customers or end users of the Company's products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not materially adversely affect the Company's business, financial condition and results of operations. In the event of any adverse ruling in any such matter, the Company could be required to pay substantial damages, which could include treble damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes, or to obtain a license under the intellectual property rights of the third party claiming infringement. There can be no assurance, however, that a license would be available on reasonable terms or at all. Any limitations on the Company's ability to market its products, or delays and costs associated with redesigning its products or payments of license fees to third parties, or any failure by the Company to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON INTERNATIONAL SALES AND SUPPLIERS

     Export sales are a critical part of the Company's business. Sales to customers located outside the United States (including sales to the foreign operations of customers with headquarters in the United States and foreign system manufacturers that sell to United States-based OEMs) accounted for 83.6%, 83.2% and 96.2% of the Company's net sales for fiscal 1999, 1998 and 1997, respectively. The Company expects that net sales derived from international sales will continue to represent a significant portion of its total net sales. Letters of credit issued by customers support a portion of the Company's international sales. To date, the Company's international sales have been denominated in United States dollars. Increases in the value of the U.S. dollar relative to the local currency of the Company's customers could make the Company's products relatively more expensive than competitors' products sold in the customer's local currency.

     International manufacturers produce all of the Company's wafers. In addition, many of the assembly and test services used by the Company are procured from international sources. Under the Company's wafer supply agreements with Mitsubishi Electric and Toshiba, wafers are priced in Japanese yen. As a result, the Company's costs of goods sold are subject to fluctuations in the yen-dollar exchange rates. The Company has in the past hedged its exposure to fluctuations in foreign currency exchange rate by purchasing foreign exchange contracts and will continue to do so in the future. However, there can be no assurance that such hedging will be adequate. Significant wafer or assembly and test service price increases, fluctuations in currency exchange rates or the Company's inability to fully hedge against currency exchange rate fluctuations could have a material and sudden adverse effect on the Company's business, financial condition and results of operations.

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

NEED FOR ADDITIONAL CAPITAL

     The Company requires substantial working capital to fund its business, particularly to finance inventories and accounts receivable and for capital expenditures. The Company believes that its existing capital resources will be sufficient to meet the Company's capital requirements through the next 12 months, although the Company could be required, or could elect, to seek to raise additional capital during such period. The Company's future capital requirements will depend on many factors, including the rate of net sales growth, timing and extent of spending to support research and development programs in new and existing areas of technology, expansion of sales and marketing support activities, and timing and customer acceptance for new products and enhancements to existing products. The Company may raise additional equity or debt financing in the future. There can be no assurance that additional equity or debt financing, if required, will be available on acceptable terms or at all.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (CONTINUED)

MANAGEMENT OF EXPANDED OPERATIONS

     The Company has experienced, and may continue to experience, periods of rapid growth and expansion both domestically and internationally, which have placed and may continue to place a significant strain on the Company's limited personnel and other resources. To manage these expanded operations effectively, including the operations of recently acquired entities in the U.K. and Israel, the Company will be required to continue to improve its operational, financial and management systems. The Company is dependent upon its ability to successfully hire, train, motivate and manage its employees, especially its management and development personnel. If the Company's management is unable to manage its expanded operations effectively, the Company's business, financial condition and results of operations could be materially adversely affected.

DEPENDENCE ON QUALIFIED PERSONNEL

     The Company's future success depends in part on the continued service of its key engineering, sales, marketing, manufacturing, finance and executive personnel, and its ability to identify, hire and retain additional personnel. There is intense competition for qualified personnel in the semiconductor industry, and there can be no assurance that the Company will be able to continue to attract and train qualified personnel necessary for the development of its business. The Company's anticipated growth is expected to place increased demands on the Company's resources and will likely require the addition of new management personnel and the development of additional expertise by existing management personnel. Failure to recruit key personnel in a timely manner, or the loss of existing key technical and management personnel could be significantly detrimental to the Company's product development programs or otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

VOLATILITY OF STOCK PRICE

     The market price of the Company's Common Stock, like that of other semiconductor companies, has been and is likely to continue to be, highly volatile. The market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The market price of the Company's Common Stock could be subject to significant fluctuations in response to various factors, including quarter-to-quarter variations in the Company's anticipated or actual operating results, announcements of new products, technological innovations or setbacks by the Company or its competitors, general conditions in the semiconductor and PC industries, unanticipated shifts in the notebook PC market or industry standards, loss of key customers, changes in DRAM pricing, litigation commencement or developments, changes in or the failure by the Company to meet estimates of the Company's performance by securities analysts, market conditions for high technology stocks in general, and other events or factors.

NEOMAGIC CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED JANUARY 31,                                      1999          1998           1997
------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales                                                $ 240,503      $ 124,654      $  40,792

Cost of sales                                              142,881         73,171         28,650
                                                         ---------      ---------      ---------

Gross margin                                                97,622         51,483         12,142

Operating expenses:
   Research and development                                 31,756         16,091          8,606
   Sales, general and administrative                        20,740         12,290          6,522
   Legal costs                                                  --             --         (1,503)
                                                         ---------      ---------      ---------
      Total operating expenses                              52,496         28,381         13,625

Income (loss) from operations                               45,126         23,102         (1,483)
Interest income and other                                    3,810          2,643          1,366
   Interest expense                                         (1,339)        (1,298)        (1,046)
                                                         ---------      ---------      ---------

Income (loss) before income taxes                           47,597         24,447         (1,163)

Provision for income taxes                                  16,395          3,667             --
                                                         ---------      ---------      ---------

Net income (loss)                                        $  31,202      $  20,780      $  (1,163)
                                                         ---------      ---------      ---------
                                                         ---------      ---------      ---------

Basic net income (loss) per share                        $    1.32      $     .95      $    (.07)
Diluted net income (loss) per share                      $    1.19      $     .82      $    (.07)

Weighted common shares outstanding                          23,710         21,924         17,238
Weighted common shares outstanding assuming dilution        26,153         25,336         17,238

See accompanying notes.

NEOMAGIC CORPORATION
CONSOLIDATED BALANCE SHEETS

JANUARY 31,                                                                                     1999          1998
---------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
ASSETS
Current assets:
   Cash and cash equivalents                                                                 $  36,631      $  35,004
   Short-term investments                                                                       56,097         36,016
   Accounts receivable, less allowance for doubtful accounts of $225 at January 31, 1999
      and $132 at January 31, 1998                                                              19,363         11,236
   Inventory                                                                                    19,046          9,342
   Other current assets                                                                          2,681          3,730
                                                                                             ---------      ---------
               Total current assets                                                            133,818         95,328

Property, plant and equipment, net                                                               8,335          6,232
Deferred tax assets                                                                              1,034          5,669
Other assets                                                                                     1,187            354
                                                                                             ---------      ---------

               Total assets                                                                  $ 144,374      $ 107,583
                                                                                             ---------      ---------
                                                                                             ---------      ---------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                          $  31,296      $   9,490
   Working capital line of credit                                                                   --         21,041
   Compensation and related benefits                                                             4,046          3,005
   Income taxes                                                                                  3,059          4,524
   Other accruals                                                                                1,876          3,123
   Obligations under capital leases                                                                702          1,273
                                                                                             ---------      ---------
               Total current liabilities                                                        40,979         42,456
Commitments and contingencies
Stockholders' equity:
   Noncumulative convertible preferred stock, $.001 par value:
        Authorized shares - 2,000,000 Issued
        and outstanding shares - none at January 31, 1999 and 1998                                  --             --
   Common stock, $.001 par value:
            Authorized shares - 60,000,000
            Issued and outstanding shares - 24,890,291 at January 31, 1999 and
             24,204,602 at January 31, 1998                                                         25             24
   Additional paid-in-capital                                                                   67,286         61,263
   Notes receivable from stockholders                                                             (554)          (559)
   Deferred compensation                                                                        (1,764)        (2,801)
   Retained earnings                                                                            38,402          7,200
                                                                                             ---------      ---------
               Total stockholders' equity                                                      103,395         65,127
                                                                                             ---------      ---------
               Total liabilities and stockholders' equity                                    $ 144,374      $ 107,583
                                                                                             ---------      ---------
                                                                                             ---------      ---------


See accompanying notes.

NEOMAGIC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED JANUARY 31,                                                       1999          1998          1997
----------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)
OPERATING ACTIVITIES
Net income (loss)                                                          $ 31,202      $ 20,780      $ (1,163)
Adjustments to reconcile net income (loss) to net cash provided by
(used for) operating activities:
      Depreciation and amortization                                           3,281         1,679           813
      Amortization of deferred compensation                                     807           776           375
      Tax benefit from employee stock options                                 2,661           750            --
      Deferred taxes                                                          5,896        (8,571)           --
      Changes in operating assets and liabilities:
            Accounts receivable                                              (8,127)       (9,031)       (2,067)
            Inventory                                                        (9,704)       (4,105)       (4,906)
            Other current assets                                               (212)         (485)         (163)
            Other assets                                                       (833)          248          (482)
            Accounts payable                                                 21,806         4,315         4,606
            Compensation and related benefits                                 1,041         1,864         1,141
            Income taxes                                                     (1,465)        4,524            --
            Other accruals                                                   (1,247)        2,647        (1,223)
                                                                           --------      --------      --------
Net cash provided by (used for) operating activities                         45,106        15,391        (3,069)
                                                                           --------      --------      --------
                                                                           --------      --------      --------
INVESTING ACTIVITIES
      Purchases of property, plant and equipment                             (5,384)       (4,516)       (3,105)
      Purchases of short-term investments                                   (69,616)      (58,649)           --
      Maturities of short-term investments                                   49,535        22,633            --
                                                                           --------      --------      --------
Net cash used for investing activities                                      (25,465)      (40,532)       (3,105)
                                                                           --------      --------      --------
                                                                           --------      --------      --------
FINANCING ACTIVITIES
     Proceeds from sale leaseback liability                                      --            --         1,689
     Payments on lease obligations                                             (571)         (975)         (966)
     Proceeds from working capital line of credit                                --        59,760        27,941
     Payments on working capital line of credit                             (21,041)      (52,943)      (14,131)
     Net proceeds from issuance of common stock, net of repurchases           3,593        38,358           446
     Payments received from notes receivable from stockholders                    5           263            --
     Amounts held as restricted cash equivalents                                 --            --        (2,224)
     Release of amounts held as restricted cash equivalents                      --         2,224            --
                                                                           --------      --------      --------
Net cash provided by (used for) financing activities                        (18,014)       46,687        12,755
                                                                           --------      --------      --------
                                                                           --------      --------      --------
Net increase in cash and cash equivalents                                     1,627        21,546         6,581
Cash and cash equivalents at beginning of period                             35,004        13,458         6,877
                                                                           --------      --------      --------
Cash and cash equivalents at end of period                                 $ 36,631      $ 35,004      $ 13,458
                                                                           --------      --------      --------
                                                                           --------      --------      --------
Supplemental schedules of cash flow information
   Cash paid during the year for:
      Interest                                                             $  1,339      $  1,298      $  1,045
      Taxes                                                                $  9,303      $  6,964      $     --
Supplemental schedules of non-cash investing and financing  activities
      Issuance of common stock in exchange for promissory notes            $     --      $     --      $    592
         Deferred compensation                                             $   (230)     $  1,688      $  2,264

See accompanying notes.

NEOMAGIC CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                     NONCUMULATIVE
                                                       CONVERTIBLE
                                                     PREFERRED STOCK                     COMMON STOCK                 ADD'L
                                               ---------------------------       ----------------------------        PAID-IN
(IN THOUSANDS, EXCEPT SHARE DATA)                SHARES            AMT            SHARES             AMT             CAPITAL
------------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1996                    12,259,614      $        12        6,922,633      $         7      $    17,302
                                               ----------      -----------        ---------      -----------      -----------
Issuance of common stock under
      stock option plan                                --               --        1,465,750                1              997
Repurchase of common stock at cost
      and payments on promissory notes                 --               --         (315,792)              --              (92)
Payment of promissory note                             --               --               --               --               --
Deferred compensation
   relating to stock options                           --               --               --               --            2,264
Amortization of deferred compensation
   relating to stock options                           --               --               --               --               --
Net loss                                               --               --               --               --               --
                                               ----------      -----------        ---------      -----------      -----------
Balance at January 31, 1997                    12,259,614               12        8,072,591                8           20,471
                                               ----------      -----------        ---------      -----------      -----------
Issuance of common stock in
      conjunction with initial public
      offering                                         --               --        3,475,000                4           37,756
Conversion of preferred stock to
      common stock in conjunction
    with initial public offering              (12,259,614)             (12)      12,259,614               12               --
Exercise of warrants                                   --               --          206,498               --               --
Issuance of common stock under
      stock option plan                                --               --          167,725               --              259
Issuance of common stock under
      employee stock purchase plan                     --               --           35,987               --              367
Repurchase of common stock at cost                     --               --          (12,813)              --              (28)
Payment on promissory notes                            --               --               --               --               --
Deferred compensation
    relating to stock options                          --               --               --               --            1,688
Amortization of deferred compensation
      relating to stock options                        --               --               --               --               --
Tax benefit attributable to stock options              --               --               --               --              750
Net income                                             --               --               --               --               --
                                               ----------      -----------        ---------      -----------      -----------
Balance at January 31, 1998                            --               --       24,204,602               24           61,263
                                               ----------      -----------        ---------      -----------      -----------
Issuance of common stock under
      stock option plan                                --               --          598,030                1            2,330
Issuance of common stock under
      employee stock purchase plan                     --               --          117,679               --            1,285
Repurchase of common stock at cost                     --               --          (30,020)              --              (23)
Payment on promissory notes                            --               --               --               --               --
Deferred compensation
      relating to stock options                        --               --               --               --             (230)
Amortization of deferred compensation
      relating to stock options                        --               --               --               --               --
Tax benefit attributable to stock options              --               --               --               --            2,661
Net income                                             --               --               --               --               --
                                               ----------      -----------        ---------      -----------      -----------
Balance at January 31, 1999                            --      $        --       24,890,291      $        25      $    67,286
                                               ----------      -----------        ---------      -----------      -----------

                                                                                RETAINED
                                                 NOTES                           EARNINGS         TOTAL
                                             RECEIVABLE FROM   DEFERRED        (ACCUMULATED    STOCKHOLDERS'
                                              STOCKHOLDERS    COMPENSATION        DEFICIT)        EQUITY
------------------------------------------------------------------------------------------------------------
Balance at January 31, 1996                   $      (362)     $        --      $   (12,417)     $     4,542
                                              -----------      ---------        -----------      -----------
Issuance of common stock under
      stock option plan                              (592)              --               --              406
Repurchase of common stock at cost
      and payments on promissory notes                109               --               --               17
Payment of promissory note                             23               --               --               23
Deferred compensation
   relating to stock options                           --           (2,264)              --               --
Amortization of deferred compensation
   relating to stock options                           --              375               --              375
Net loss                                               --               --           (1,163)          (1,163)
                                              -----------      ---------        -----------      -----------
Balance at January 31, 1997                          (822)          (1,889)         (13,580)           4,200
                                              -----------      ---------        -----------      -----------
Issuance of common stock in
      conjunction with initial public
      offering                                         --               --               --           37,760
Conversion of preferred stock to
      common stock in conjunction
    with initial public offering                       --               --               --               --
Exercise of warrants                                   --               --               --               --
Issuance of common stock under
      stock option plan                                --               --               --              259
Issuance of common stock under
      employee stock purchase plan                     --               --               --              367
Repurchase of common stock at cost                     --               --               --              (28)
Payment on promissory notes                           263               --               --              263
Deferred compensation
    relating to stock options                          --           (1,688)              --               --
Amortization of deferred compensation
      relating to stock options                        --              776               --              776
Tax benefit attributable to stock options              --               --               --              750
Net income                                             --               --           20,780           20,780
                                              -----------      ---------        -----------      -----------
Balance at January 31, 1998                          (559)          (2,801)           7,200           65,127
                                              -----------      ---------        -----------      -----------
Issuance of common stock under
      stock option plan                                --               --               --            2,331
Issuance of common stock under
      employee stock purchase plan                     --               --               --            1,285
Repurchase of common stock at cost                     --               --               --              (23)
Payment on promissory notes                             5               --               --                5
Deferred compensation
      relating to stock options                        --              230               --
Amortization of deferred compensation
      relating to stock options                        --              807               --              807
Tax benefit attributable to stock options              --               --               --            2,661
Net income                                             --               --           31,202           31,202
                                              -----------      ---------        -----------      -----------
Balance at January 31, 1999                   $      (554)     $    (1,764)     $    38,402      $   103,395
                                              -----------      ---------        -----------      -----------



See accompanying notes.

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     NeoMagic Corporation (the "Company") was incorporated in 1993 in California and reincorporated in Delaware in February 1997. The Company pioneered the integration of DRAM, complex logic and analog circuits into a single integrated circuit. The Company designs, develops and markets high-performance semiconductor solutions for sale to original equipment manufacturers ("OEMs") of mobile computing products. The first commercial application of the Company's technology is in the multimedia accelerator market for notebook PCs.

BASIS OF PRESENTATION

     The Company's fiscal year consists of a fifty-two week period ending on the Sunday closest to the January month end. Fiscal years 1997 and 1998 ended on January 26 and 25, respectively. Fiscal year 1999 ended on January 31, 1999 and was a fifty-three week fiscal year. For convenience, the accompanying consolidated financial statements have been presented as ending on the last day of the calendar month.

PRINCIPALS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, NeoMagic Japan (KK) and NeoMagic International. All significant intercompany balances and transactions have been eliminated.

RECLASSIFICATIONS

     Certain amounts for prior years have been reclassified to conform to current year presentation.

RISKS AND UNCERTAINTIES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.

ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

     All of the Company's wafers are currently manufactured by third-party suppliers, each under the terms of five-year wafer supply agreements. A manufacturing disruption experienced by any of the Company's manufacturing partners or the failure of one of the Company's manufacturing partners to devote adequate resources to the production of the Company's products would have a material adverse effect on the Company's business, financial condition and results of operations.

     Under the wafer supply agreements, the Company must provide rolling 12-month forecasts of anticipated purchases and place binding purchase orders three to four months prior to shipment. This limits the Company's ability to react to fluctuations in demand for its products, which can be unexpected and dramatic. To the extent the Company cannot accurately forecast the number of wafers required, it may have either a shortage or an excess supply of wafers, which could have an adverse effect on the Company's financial condition and results of operations.

FOREIGN CURRENCY TRANSACTIONS

     Foreign operations are measured using the U.S. dollar as the functional currency. Accordingly, monetary accounts are measured using the foreign exchange rate at the balance sheet date. Operating accounts and nonmonetary balance sheet accounts are remeasured at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations and have not been material to date.

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company utilizes derivative financial instruments to hedge wafer inventory purchases, which are priced in yen. The Company utilizes foreign currency forward contracts and options to minimize foreign currency fluctuation exposures related to these purchase commitments. The Company does not use derivative financial instruments for speculative or trading purposes. The Company's accounting policy for these instruments is based on the Company's designation of such instruments as a hedge transaction. The criteria the Company uses for designating an instrument as a hedge includes its effectiveness in risk reduction and matching of derivative instruments to underlying transactions. Gains and losses on currency forward contracts and options that are designated as hedges, for which a firm commitment has been attained, are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on any instrument not meeting the above criteria would be recognized in income in the current period. If an underlying hedged transaction is terminated earlier than initially anticipated, the offsetting gain or loss on the related derivative instrument would be recognized in income in the same period.

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CASH AND CASH EQUIVALENTS

     All highly liquid investments purchased with an original maturity of 90 days or less are considered cash equivalents. Investments with an original maturity of greater than 90 days, but less than one year, are classified as short-term investments.

     The Company accounts for investments in accordance with Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." Under SFAS 115, investments in marketable equity securities and debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized to interest income over the life of the investment. Securities not classified as held-to-maturity are classified as available-for-sale and are reported at fair market value. Unrecognized gains or losses on available-for-sale securities are included, net of tax, in stockholders' equity until their disposition. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income and other. The cost of securities sold is based on the specific identification method.

     All cash equivalents and short-term investments are classified as available for sale and are recorded at fair market value. For all classifications of securities, cost approximates fair market value as of January 31, 1999 and 1998, and consists of the following:

JANUARY 31,                                           1999        1998
----------------------------------------------------------------------
(IN THOUSANDS)
Cash and cash equivalents:
       Money market funds                          $12,042     $ 5,272
       Commercial paper                             21,074      24,197
       Municipal bonds                               2,015          --
       Bank accounts                                 1,500       5,535
                                                   -------     -------
            Total                                  $36,631     $35,004
                                                   -------     -------
                                                   -------     -------
Short-term investments:
        Market auction preferred - non-taxable     $21,811     $    --
        Market auction preferred - taxable          10,026       2,028
        Medium term notes                            9,272      11,158
        Commercial paper                             6,930         987
        Corporate notes                              4,165       5,602
        U.S. Government agencies                     3,025       8,082
        Corporate bonds                                868       7,148
        Foreign debt securities                         --       1,011
                                                   -------     -------
               Total                               $56,097     $36,016
                                                   -------     -------
                                                   -------     -------

     Gross realized and unrealized gains and losses on available-for-sale securities in fiscal 1999, 1998 and 1997 were immaterial.

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

REVENUE RECOGNITION

     Revenue from product sales is recognized upon shipment, net of estimated returns. Revenue on shipment to distributors is deferred until the distributor sells the product.

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CONCENTRATION OF CREDIT RISK

     The Company sells its products to notebook PC OEMs as well as to third-party system manufacturers who design and manufacture notebook PCs on behalf of the brand name OEMs. The Company performs continuing credit evaluations of its customers and, generally, does not require collateral. Letters of credit may be required from its customers in certain circumstances.

EARNINGS PER SHARE

     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaces the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to fully diluted earnings per share.

COMPREHENSIVE INCOME

     The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," ("SFAS 130") during the quarter ended April 30, 1998. SFAS 130 establishes new standards for the reporting and displaying of comprehensive income and its components. The adoption of this Statement had no impact on the Company's net income or stockholders' equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities and foreign currency translation adjustments to be included in comprehensive income. Gross unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments for fiscal years 1999, 1998 and 1997 were immaterial.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, ("SFAS 131") "Disclosures about Segments of an Enterprise and Related Information." The statement changes standards for the way that public business enterprises identify and report operating segments in annual and interim financial statements. This statement requires selected information about an enterprise's operating segments. Currently, the Company has one operating segment by which management evaluates performance. All of the Company's net sales to date have been derived from the sale of multimedia accelerators, and the Company expects this to continue through fiscal 2000.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities." The Standard will require companies to record all derivatives held on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, changes in the fair value of the derivative is either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the value related to the ineffective portion of a hedge, if any, is recognized in earnings. The Company expects to adopt SFAS 133 as of the beginning of its fiscal year 2001. The effect of adoption of the Standard is currently being evaluated, but is not expected to have a material effect on the Company's financial position or results of operations.

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARIZED BALANCE SHEET DETAILS

JANUARY 31,                                                  1999        1998
-------------------------------------------------------------------------------
(IN THOUSANDS)
Inventory:
      Raw materials                                      $  6,396      $    989
      Work in process                                       4,717         1,904
      Finished goods                                        7,933         6,449
                                                         --------      --------
Total                                                    $ 19,046      $  9,342
                                                         --------      --------
                                                         --------      --------
Property, plant and equipment:
      Computer equipment and software                    $ 12,179      $  8,017
      Furniture and fixtures                                1,645           917
      Machinery and equipment                               1,139           645
                                                         --------      --------
Total                                                      14,963         9,579
      Less accumulated depreciation and amortization       (6,628)       (3,347)
                                                         --------      --------
Property, plant and equipment, net                       $  8,335      $  6,232
                                                         --------      --------
                                                         --------      --------

3.  EARNINGS PER SHARE

     In February 1998, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 98 ("SAB 98"). Under SAB 98, certain shares of convertible preferred stock, options and warrants to purchase common stock, issued at prices substantially below the per share price sold in the Company's initial public offering in March 1997, previously included in the computation of shares outstanding pursuant to Staff Accounting Bulletins Nos. 55, 64 and 83, are now excluded from the computation. Basic and diluted earnings per share have been retroactively restated to apply the requirements of SAB 98.

Per share information calculated on this basis is as follows:

YEAR ENDED JANUARY 31,                                                     1999       1998       1997
-------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Numerator:
      Net income (loss)                                                 $   31,202  $ 20,780   $(1,163)
                                                                        ----------  --------   -------
Denominator:
      Denominator for basic earnings per share - weighted-average shares    23,710    20,361     4,978
      Effect of dilutive securities:
            Employee stock options                                           2,354     3,227        --
         Warrants                                                               89       185        --
         Convertible preferred stock                                            --     1,563        --
                                                                        ----------  --------   -------
      Dilutive potential common shares                                       2,443     4,975        --
                                                                        ----------  --------   -------
         Denominator for diluted earnings per share - adjusted weighted-
      average shares and assumed conversions                                26,153    25,336     4,978
                                                                        ----------  --------   -------
                                                                        ----------  --------   -------
Basic earnings per share                                                   $  1.32   $  1.02   $  (.23)
Diluted earnings per share                                                 $  1.19   $   .82   $  (.23)

     The basic and diluted net income (loss) per share data presented in the statements of operations has been computed as described above and also gives effect, even if antidilutive, to 12,259,614 preferred shares that were automatically converted to common stock upon the closing of the Company's initial public offering in March 1997, using the if-converted method.

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.  DERIVATIVE FINANCIAL INSTRUMENTS

     All of the Company's sales and the majority of its purchases are denominated in U.S. dollars. However, the Company's wafer purchases are denominated in Japanese yen. The Company enters into foreign exchange forward and option contracts to hedge this foreign currency exposure. Outstanding foreign currency forward and option contracts at January 31, 1999 totaled $36.7 million and $0, respectively. Outstanding foreign currency forward and option contracts at January 31, 1998 totaled $42.8 million and $15 million, respectively. The Company does not enter into speculative foreign exchange contracts to profit on exchange rate fluctuations.

     Using the exchange rate at the reporting date, the estimated fair market value of the foreign currency forward contracts at January 31, 1999 is ($598,000).

5.  LINES OF CREDIT

     Prior to February 1998, the Company maintained a revolving credit agreement ("Working Capital Line") with Mitsubishi International Corporation ("MIC") that provided extended payment terms to finance wafer purchases. In exchange for the extended terms and other consulting and logistic support services provided by MIC, the Company paid to MIC interest and commissions. In January 1998, in exchange for a reduction in the commission rate, the Company and MIC amended the agreement such that for shipments subsequent to January 31, 1998, payment for wafers must be made 30 days after wafer shipment. In fiscal 1999, all amounts owed to MIC for wafer purchases are reflected in accounts payable.

     In August 1998, NeoMagic International, a subsidiary of NeoMagic Corporation, established a $10 million line of credit used for letters of credit. The line of credit is collateralized by deposits equal to the total current balances of all outstanding letters of credit. As of January 31,1999, there was no balance outstanding under the line of credit.

6.  OBLIGATIONS UNDER CAPITAL LEASES

     The Company has entered into various capital leases, including sale and leaseback transactions to finance purchases of property, plant and equipment, software and masks. Obligations under capital leases represent the present value of future payments under the equipment lease agreements. Under the terms of the lease agreements, warrants to purchase the Company's common stock were granted as described in Note 8. Property, plant and equipment includes the following amounts for leases that have been capitalized and are active:

JANUARY 31,                                                  1999         1998
-------------------------------------------------------------------------------
(IN THOUSANDS)
Property, plant and equipment under capital lease         $   935      $ 1,609
Accumulated amortization                                     (665)        (977)
                                                          -------      -------
Net property, plant and equipment under capital lease     $   270      $   632
                                                          -------      -------
                                                          -------      -------

Future minimum payments under capital leases consist of the following at January 31, 1999:

FISCAL YEAR ENDING JANUARY 31,
-----------------------------------------------------
(IN THOUSANDS)
2000                                            $755
                                                ----
Total minimum lease payments                     755
Amount representing interest                      53
                                                ----
Present value of net minimum lease payments      702
Less current portion                             702
                                                ----
Long-term portion                               $ --
                                                ----
                                                ----

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. INCOME TAXES

The provision for income taxes in fiscal 1999, 1998 and 1997 consist of the following :

YEAR ENDED JANUARY 31,                  1999         1998          1997
--------------------------------------------------------------------------
(IN THOUSANDS)
Current:
      Federal                        $ 10,168      $ 11,300      $      --
      State                               331           938             --
                                     --------      --------      ---------
                                       10,499        12,238             --
Deferred:
      Federal                           5,640        (7,870)            --
      State                               256          (701)            --
                                     --------      --------      ---------
                                        5,896        (8,571)            --
                                     --------      --------      ---------
Total provision for income taxes     $ 16,395      $  3,667      $      --
                                     --------      --------      ---------
                                     --------      --------      ---------

     The tax benefit associated with dispositions from employee stock plans reduced taxes currently payable for fiscal 1999 and 1998 by $2.7 million and $0.8 million, respectively.

The Company's income tax provision differs from the federal statutory rate of 35% due to the following:

YEAR ENDED JANUARY 31,                                             1999          1998           1997
--------------------------------------------------------------------------------------------------------
(IN THOUSANDS EXCEPT PERCENTAGES)
Pretax income (loss)                                             $ 47,597      $  24,447        $(1,163)
Federal statutory rate                                                 35%            35%            35%
Expected tax (benefit)                                             16,659          8,556           (407)

State taxes (net of federal benefit)                                  381            154             --
Utilization of research and development tax credits                (1,239)          (844)            --
Net operating loss not benefited                                       --             --            407
Utilization of net operating losses not previously benefited           --         (4,199)            --
Other                                                                 594             --             --
                                                                 --------       --------       --------
Provision for income taxes                                       $ 16,395       $  3,667       $     --
                                                                 --------       --------       --------
                                                                 --------       --------       --------

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

YEAR ENDED JANUARY 31,                             1999       1998
------------------------------------------------------------------
(IN THOUSANDS)
Deferred tax assets:

        Capitalized research and development     $  490     $  490
        Losses from foreign operations              788      4,505
        Reserves and accruals                     1,110      2,835
         Other                                      287        741
                                                 ------     ------
Total deferred tax assets                         2,675      8,571
Valuation allowance                                  --         --
                                                 ------     ------
Net deferred tax assets                          $2,675     $8,571
                                                 ------     ------
                                                 ------     ------

Cumulative losses from foreign operations through fiscal 1999 were immaterial.

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

WARRANTS

     The Company granted warrants in connection with certain lease arrangements. The Company had the following warrants outstanding at January 31, 1999 to purchase shares of common stock:

NUMBER      EXERCISE PRICE
OF SHARES   PER SHARE           DATE ISSUED     EXPIRATION OF WARRANTS
----------------------------------------------------------------------
43,200      $0.625              May 1994        March 2002
36,666      $1.50               July 1994       March 2002
15,789      $2.85               August 1995     March 2002
------
95,655

In February 1999, the warrants were exercised.

STOCK PLAN

     In July 1993, the Company adopted the 1993 Stock Plan (the "Plan") whereby the Board of Directors may grant incentive stock options, nonstatutory stock options and stock purchase rights to employees, consultants and directors. The Company reserved 7,775,000 shares of common stock for issuance under the Plan. In June 1998, an additional 875,000 shares were approved by the Shareholders of the Company at the Annual Shareholders meeting, bringing the total reserved under the Plan to 8,650,000 shares. Unless terminated sooner, the Plan will terminate automatically in December 2003. The Board of Directors determines vesting provisions for stock purchase rights and options granted under the Plan. Stock options expire no later than ten years from the date of grant. In the event of voluntary or involuntary termination of employment with the Company for any reason, with or without cause, all unvested options are forfeited and all vested options must be exercised within a thirty-day period or they are forfeited. Certain of the options and stock purchase rights are exercisable immediately upon grant. However, common shares issued on exercise of options prior to vesting are subject to repurchase by the Company. As of January 31, 1999, 551,502 shares of common stock were subject to this repurchase provision. Other options granted under the Plan are exercisable during their term in accordance with the vesting schedules set out in the option agreement.

     In June 1998, the Company adopted the 1998 Nonstatutory Stock Option Plan whereby the Board of Directors may grant nonstatutory stock options to employees, consultants and directors. The Company reserved 2,500,000 shares of common stock for issuance under the Plan. Unless terminated sooner, the plan will terminate automatically in June 2008.

     In September 1998, the Board of Directors approved a resolution allowing employees to exchange their existing vested and unvested stock options for new options having an exercise price of $11.50 per share, the then current market price of the Company's common stock. Options to purchase 2,085,700 shares, with an average original exercise price of $15.48 per share, were exchanged by employees. Vested exchanged options were not exercisable by the employees until March 31, 1999. Options exchanged are included in the fiscal 1999 canceled and granted numbers below.

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A summary of the Company's stock option activity, and related information for the three years ended January 31, 1999 follows:

                                                  NUMBER OF      WEIGHTED
                                                  SHARES         AVERAGE
                                                  (OPTIONS)      EXERCISE PRICE
-------------------------------------------------------------------------------
Balance at January 31,1996                          574,500          $  .22
      Granted                                     3,385,000            3.02
      Exercised                                  (1,465,750)            .61
      Canceled                                      (53,000)            .77
                                                  ---------          ------
Balance at January 31, 1997                       2,440,750            3.86
      Granted                                     1,446,000           13.68
      Exercised                                    (167,725)           1.54
      Canceled                                      (56,000)           6.32
                                                  ---------          ------
Balance at January 31, 1998                       3,663,025            7.80
   Granted                                        3,751,700           13.43
   Exercised                                       (598,030)           3.94
   Canceled                                      (2,485,350)          14.61
                                                  ---------          ------
Balance at January 31, 1999                       4,331,345          $ 9.30


     At January 31, 1999, options to purchase 849,870 shares of common stock were vested at prices ranging from $.15 to $22.44 and 3,189,120 shares of common stock were available for future grants under the Plan.

The following table summarizes information about stock options outstanding at January 31, 1999:

                                     OPTIONS OUTSTANDING AND EXERCISABLE
                                ---------------------------------------------
                                                 WEIGHTED
                                                 AVERAGE
                                                 REMAINING     WEIGHTED
                                NUMBER           CONTRACTUAL   AVERAGE
RANGE OF EXERCISE PRICES        OUTSTANDING      LIFE          EXERCISE PRICE
-----------------------------------------------------------------------------
$0.15 - $0.80                     590,024          7.08        $    0.77
$1.00 - $ 3.50                    154,346          7.57             2.14
$7.50                             918,108          7.93             7.50
$9.60 - $11.13                    187,167          9.23            10.59
$11.50                          2,077,200          9.01            11.50
$12.63 - $22.44                   404,500          9.41            16.72
                                ---------          ----        ---------
                                4,331,345          8.51        $    9.30
                                ---------          ----        ---------
                                ---------          ----        ---------

EMPLOYEE STOCK PURCHASE PLAN

     The Company's 1997 Employee Stock Purchase Plan (the "1997 Purchase Plan") was adopted by the Board of Directors in December 1996, effective upon the completion of the initial public offering in March 1997. A total of 500,000 shares of common stock has been reserved for issuance under the 1997 Purchase Plan. The 1997 Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and has consecutive and overlapping twenty-four month offering periods that begin every six months. The 1997 Purchase Plan commenced after the completion of the initial public offering. Each twenty-four month offering period includes four six-month purchase periods, during which payroll deductions are accumulated and at the end of which, shares of common stock are purchased with a participant's accumulated payroll deductions. The 1997 Purchase Plan permits eligible employees to purchase common stock through payroll deductions of up to 10% of the employee's compensation. The price of common stock to be purchased under the 1997 Purchase Plan is 85% of the lower of the fair market value of the common stock at the beginning of the offering period or at the end of the relevant purchase period.

     In fiscal 1999 and 1998, 117,679 and 35,987 shares of common stock at an average price of $10.92 and $10.20 per share, respectively, were issued under the 1997 Purchase Plan. Shares available for purchase under the 1997 Purchase Plan were 346,334 at January 31, 1999.

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

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially effect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

     In fiscal 1999 and 1998, the fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model using a dividend yield of 0% and the following additional weighted-average assumptions. In fiscal 1997, the fair value for each option grant was estimated at the date of grant using the minimum value method using a dividend yield of 0% with the below weighted average assumptions. The minimum value method differs from methods designed to estimate the fair value of an option, such as the Black-Scholes option pricing model, because it does not consider the effect of expected volatility.

                                                                                 EMPLOYEE STOCK
                                            EMPLOYEE OPTION PLANS                PURCHASE PLAN
                                       --------------------------------       -------------------
YEAR ENDED JANUARY 31,                  1999         1998         1997         1999         1998
-------------------------------------------------------------------------------------------------
Risk-free interest rates                 4.8%         5.9%         6.3%         5.4%         5.5%
Volatility                               .65          .69           --          .70          .74
Expected life of option in years         5.0          5.0          4.7         1.01          0.6

     Had compensation costs been determined based upon the fair value at the grant date for awards under these plans, consistent with the methodology prescribed under SFAS 123, the Company's fiscal 1999 net income and earnings per share would have decreased by approximately $8.9 million, or $0.38 per share and $0.34 per share for basic and diluted earnings per share, respectively. The Company's fiscal 1998 net income and earnings per share would have decreased by approximately $2.4 million, or $0.12 per share and $0.09 per share for basic and diluted earnings per share, respectively. The Company's fiscal 1997 net loss and net loss per share would have been increased by approximately $153,000, or $0.03 per share for both basic and diluted earnings per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the option's vesting period and stock purchased under the 1997 Purchase Plan is amortized over the six month purchase period. The effects on pro forma disclosure of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosure of future years.

     The basic and diluted net income (loss) per share above does not assume the conversion of preferred stock effective upon the closing of the Company's initial public offering and is calculated using the weighted average number of shares of common stock outstanding as described in Note 1.

     There were no options granted during fiscal 1999 with an exercise price less than the market price at the date of grant. The weighted average fair value of options granted during fiscal 1998 and 1997 with exercise prices less than the market price at the date of grant is $12.55 and $1.28 per share, respectively. The weighted average fair value of options granted during fiscal 1999, 1998 and 1997 with exercise prices equal to the market price at the date of grant is $13.40, $8.39 and $2.00 per share, respectively.

DEFERRED STOCK COMPENSATION

     In connection with the grant of certain stock options to employees in fiscal 1999, 1998 and 1997, the Company recorded deferred compensation of ($230,000), $1,688,000 and $2,264,000, respectively for the difference between the fair value of common stock for accounting purposes and the option exercise price at the date of grant. The fiscal 1998 and 1997 amounts are presented as a reduction of stockholders' equity and are amortized ratably over the vesting period of the related options. The fiscal 1999 amount reflects the unamortized portion related to the cancellation of these options upon employee terminations.

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9.  SAVINGS PLAN

     The Company maintains a savings plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may contribute up to 20% of their pre-tax salaries per year, but not more than the statutory limits. In April 1998, the Company initiated a matching program, whereby the Company contributes $0.20 for every dollar the employee contributes to the plan up to the first 6% of earnings. The Company made matching contributions to employees of $128,000 in fiscal 1999.

10.  COMMITMENTS AND CONTINGENCIES

COMMITMENTS

     In May 1996, the Company moved its principal headquarters to a new facility in Santa Clara, California, under a non-cancelable operating lease that expires in April 2003. In January 1998, the Company entered into a second non-cancelable operating lease for the building adjacent to its principal headquarters. This lease has a co-terminous provision with the original lease expiring in April 2003. The Company leases offices in India, Hong Kong, Taiwan and Texas under operating leases that expire at various times through September 2000. Future minimum lease payments under operating leases as of January 31, 1999 are as follows:

FISCAL YEAR ENDING JANUARY 31:
---------------------------------------------------------
(IN THOUSANDS)
2000                                           $   2,043
2001                                               1,998
2002                                               1,994
2003                                               2,047
2004                                                 520
                                               ---------
Total minimum lease payments                   $   8,602
                                               ---------
                                               ---------

     Rental expense under operating leases was $2,004,000, $988,000, and $647,000 in fiscal 1999, 1998 and 1997, respectively.

     In fiscal 1997, the Company began subletting a portion of its main operating facility under operating leases expiring through March 1998. This sublease was terminated in October 1997, prior to the expiration date of the sublease. Rental income related to this sublease in fiscal 1998 and 1997 was $168,000 and $175,000, respectively.

     In January 1998, the Company signed an additional sublease agreement. Rental income related to this sublease agreement was $458,000 in fiscal 1999. As of January 31, 1999, future minimum rentals to be received under this sublease total $46,000 in fiscal 2000.

CONTINGENCIES

     In February 1999, the Company was contacted by two of its customers that they have been notified of potential infringement by a holder of three United States patents and are requesting indemnification from NeoMagic. At this time, the Company's counsel is in the preliminary stage of analyzing these patents but has not reached a conclusion. The Company may have certain indemnification obligations to customers with respect to the infringement of third-party intellectual property rights by its products. There can be no assurance that the Company's potential obligations to indemnify such customers will not have a material adverse effect on the Company's business, financial condition and results of operations. Further, there can be no assurances that the Company or such customers would prevail in any patent litigation, or that such customers will continue to purchase the Company's products while the Company is under the threat of litigation.

     In December 1998, the Company filed a lawsuit in the United States District Court for the District of Delaware against Trident Microsystems, Inc. ("Trident"). The suit alleges that Trident's embedded DRAM graphics accelerators infringe certain patents held by NeoMagic Corporation. In January 1999, Trident filed a counter claim against the Company alleging an attempted monopolization in violation of antitrust laws, arising from NeoMagic's filing of the patent infringement action against Trident in December. The Company has filed for a summary motion to dismiss the antitrust claim. There can be no assurance as to the result of the request for summary motion, the patent infringement suit and the counter-suit for antitrust filed by Trident.

NEOMAGIC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     In February 1997, Cirrus Logic Inc. ("Cirrus Logic") sent the Company written notice asserting that the Company's MagicGraph128, MagicGraph128V and MagicGraph128ZV products infringe six United States patents held by Cirrus Logic. Since receiving the notice of alleged infringement, the Company has advised Cirrus Logic that the Company does not believe that any of its products infringe any claims of the patents. The Company also has undergone a confidential external infringement review and has conducted its own internal infringement review, and the Company continues to believe that the Cirrus Logic infringement allegations are unfounded. However, there can be no assurances that Cirrus Logic will not file a lawsuit against the Company or that the Company would prevail in any such litigation. Any protracted litigation by Cirrus Logic, or the success of Cirrus Logic in any such litigation, could have a material and adverse effect on the Company's financial position and results of operations.

     In November 1994, one of the Company's competitors (the "plaintiff") filed an action against the Company and certain of its employees claiming among other things, breach of fiduciary duty, breach of and interference with contract, and misappropriation of trade secrets. In fiscal 1996 and 1995, the Company recorded charges to operations totaling $610,000 and $1,500,000, respectively, for estimated legal costs related to the litigation. In fiscal 1997, due to the dismissal of the litigation, legal costs were reduced by $1,503,000 due to the reversal of previously estimated legal fees.

11.  SIGNIFICANT CUSTOMERS AND EXPORT SALES

     In fiscal 1999 three customers accounted for 19.8%, 17.1% and 10.5%, respectively, of net sales. In fiscal 1998, five customers accounted for 14.4%, 13.6%, 13.5%, 13.3% and 11.7%, respectively, of net sales. In fiscal 1997 three customers accounted for 31.6%, 19.8% and 14.6%, respectively, of net sales. Fiscal 1999 net sales to customers in Taiwan, Japan, North America and Europe totaled 50.9%, 29.0%, 16.9% and 3.2%, respectively, of net sales. Net sales to customers in Taiwan, Japan, North America and Europe totaled 50.3%, 29.7%, 16.8% and 3.2%, respectively, of net sales in fiscal 1998 and 61.7%, 34.5%, 3.8% and 0%, respectively, of net sales in fiscal 1997.

12.  SUBSEQUENT EVENTS

     In February 1999, the Company completed two acquisitions to further its development efforts of consumer products. The Company acquired the Optical Drive Development Group and associated DVD intellectual properties from Mitel Semiconductor in Manchester, England for $4 million in cash. The group is a team of 16 professionals with experience in mixed-signal analog design and a DVD optical storage read-channel product line. The Company also acquired the assets and intellectual property of ACL of Tel Aviv, Israel from Robomatix Technologies Ltd. for $5 million in cash and a net exercise warrant to purchase up to 100,000 shares of NeoMagic common stock at an exercise price of $20 per share. An additional $1million in cash incentives were paid to certain employees of ACL. As part of this acquisition, NeoMagic will acquire a team of 10 engineering and research professionals from ACL who have developed an array-based processing architecture. Both acquisitions will be recorded using the purchase method of accounting.

     In February 1999, the Company signed a 5-year wafer supply agreement with Infineon Technologies (formerly Siemens Aktiengesselschaft Semiconductor Group) of Germany. The agreement reflects terms similar to those with Mitsubishi and Toshiba, except that the wafers will be purchased in U.S. dollars. The Company does not anticipate volume production at Infineon until the fourth quarter of fiscal 2000.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



The Board of Directors and Stockholders
NeoMagic Corporation

     We have audited the accompanying consolidated balance sheets of NeoMagic Corporation as of January 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NeoMagic Corporation at January 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles.


                                           /s/ Ernst & Young LLP

San Jose, California
February 12, 1999